GK/AS//676/2006

06018619

RECEIVED
2006 NOV 20 P 1:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC file: 82-5036

Płock, 14th November 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

Polski Koncern Naftowy

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. correction to the regulatory announcement no 67/2006
- PKN ORLEN S.A. regulatory announcements from no 68/2006 to 72/2006;
- Polski Koncern Naftowy ORLEN S.A. Condensed Consolidated Financial Statements for the period of 9 and 3 months ended 30 September 2006 prepared in accordance with International Financial Reporting Standards;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

Magdalena Krzemińska
Investor Relations Department

11/28

Regulatory Announcement

Go to market news section

RECEIVED

2006 NOV 20 P 1:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Closing ofSpolana transaction
Released	16:15 14-Nov-06
Number	0737M

Regulatory announcement no 72/2006 dated November 14th, 2006
Purchase of Spolana shares by ANWIL

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on November 13th, 2006 PKN ORLEN subsidiary - Zaklady Azotowe ANWIL Spolka Akcyjna ("ANWIL") purchased 1,500 ordinary series "A" shares and 6,090,941 ordinary series "B" shares of Spolana a.s. ("Purchased Shares").

ANWIL purchased the Spolana shares under the agreement ("Share Purchase Agreement") signed on October 27th, 2006 between ANWIL and PKN ORLEN subsidiary – Unipetrol a.s. The purchase was executed by way of registration on November 13th, 2006 of these shares on ANWIL's securities account as a result of an over the counter transaction settlement in Czech Republic.

The Purchased Shares represent 81.78% of the initial capital of Spolana with a par value CZK 11 600 of each series "A" share (i.e. approximately PLN 1,577.6 based on CZK/PLN average exchanges rates as of November 13th, 2006 stated by National Bank of Poland) and CZK 116 of each series "B" share (i.e. approximately PLN 15.78 based on CZK/PLN average exchanges rates as of November 13th, 2006 stated by National Bank of Poland), and represent 81.78% of votes at the General Meeting of Shareholders of Spolana. The book value of the Purchased Shares in the ANWIL books amounted to 89 381 000 PLN as of November 13th, 2006.

The total price for the Purchased Shares amounts to CZK 640,382,956 (i.e. approximately PLN 87,092,082 based on CZK/PLN average exchanges rates as of November 13th, 2006 stated by National Bank of Poland) and was paid for by ANWIL in the form of cash contribution from own financial sources.

PKN ORLEN owns 63% of votes at the General Meeting of Unipetrol and 84.48% of votes at the General Meeting of ANWIL.

Supervisory Board of Spolana consists of five members, two of them are ANWIL's employees. ANWIL Supervisory Board consists of five members and four of them are PKN ORLEN's employees. Management Board of Spolana consists of four members, two of them are ANWIL's employees.

Supervisory Board of Unipetrol consists of ten members, seven of them are PKN ORLEN's employees.

PKN ORLEN informed about the conditions of the Shares Purchase Agreement in the regulatory announcement no 66/2006 dated October 27th, 2006.

As the Purchased Shares represent more that 20% of the Spolana initial capital, they are significant assets in accordance to the Polish Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

See also: Regulatory announcement no 66/2006 dated October 27th, 2006.

END

Close

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	SB Chairman resignation
Released	15:28 09-Nov-06
Number	8407L

Mr. Maciej Mataczynski resigns from the position of the Chairman of PKN ORLEN Supervisory Board
Regulatory announcement no 71/2006 dated 9 November 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, announces that on 9 November 2006 Mr. Maciej Mataczynski submitted in the Company office in Warsaw resignation from the position of the Chairman of the PKN ORLEN Supervisory Board with effect from 9 November 2006 with the following statement:

"For the last three months there has been a growing conflict between Ministry of the State Treasury and myself concerning the changes at the position of President of the Management Board of PKN ORLEN SA. In my opinion, during the extremely difficult business process of acquiring Mazeikiu Nafta refinery by PKN ORLEN SA, first of all the company needs the stability of management. Acquisition of Mazeikiu Nafta is the first such a transaction in the Polish economy, due to both, its scale and the geopolitical complexity of the process.

I highly value the performance of Mr President Igor Chalupec as well as the Management Board team under his governance. I am convinced, that this team is capable to close the transaction of acquiring of Mazeikiu Nafta in a way that will increase both the shareholders value as well as the energy security of Poland. So far, despite a number of difficulties, he fulfills his duties in a good manner. It has to be recalled, that the investment, which now enjoys support of the whole Poland, initially was hardly accepted and only due to the Management Board's determination the process is now at such an advanced stage.

The reasons behind the dominant shareholder's demands towards stepping down of the President of the Management Board of PKN ORLEN are not related to evaluation of Mr Igor Chalupec managerial performance, and in my opinion this should be the only criteria driving the decision of the Supervisory Board.

As an Independent Member of the Supervisory Board of PKN ORLEN, as well as its Chairman, I am bound by the rules of law and the corporate governance practices to serve to the company's best interest.

A member of the Supervisory Board is obliged to be loyal towards the company and can not act in way that responds to anyone's influence, which is not to the company best interest in his opinion.

At present I remain the only member of the Supervisory Board who is against the dismissal of Mr President Igor Chalupec as well as changes in the Management Board of the company. I do not want to disturb the work of the Supervisory Board, but at the same time I have to express my strong objection towards the actions which are not to the benefit of the company.

In relation to the abovementioned, I file my resignation from the position of the Chairman of the Supervisory Board in order to allow my successor calling the next Supervisory Board meeting in accordance with the agreed timetable of the Supervisory Board meetings."

END

Close

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3q2006 results comment
Released	07:04 09-Nov-06
Number	8008L

KEY FACTORS INFLUENCING THE RESULTS OF THE THIRD QUARTER 2006 – COMPANY'S COMMENTARY

Selected consolidated financial data

'000 PLN

	2006	2005
Total sales revenues for the 3rd quarter	14 879 076	13 074 428
Operating expenses and other operating revenues for the 3rd quarter	13 700 133	11 983 651
Profit from operations for the 3rd quarter	1 178 943	1 090 777
EBITDA for the 3rd quarter	1 680 862	1 622 475
Net profit attributable to the equity holders of the Parent for the 3rd quarter	1 025 643	985 238

1. MAIN MACROECONOMIC FACTORS

- fall in differential by 14.7% from 4.30 USD/bbl in the 3rd quarter 2005 to 3.67 USD/bbl in the 3rd quarter 2006 decreased EBIT of the Capital Group in the 3rd quarter 2006 by PLN 68 million,
- low level of crack margins on refining products unfavorably influenced EBIT of the Parent Company in the amount of PLN (-) 76 million,
- improvement of market conditions on petrochemical products market in the 3rd quarter 2006 resulting in significantly higher margins on petrochemicals increased EBIT in the Parent Company by PLN 69 million (after considering price rebates applied in the Parent Company),
- favorable sales dynamics of chemical products (above 15%) in connection with high margins increased the results of Anwil S.A. to the level of PLN 59 million.

2. INTERNAL FACTORS

- increase in sales volume of petrochemical products, especially olefins by 80% as well as polyethylene and polypropylene by 39%, favorably influenced the results of the companies from petrochemical segment (Unipetrol a.s. – PLN 89 million and Basell ORLEN Polyolefins Sp. z o.o. – PLN 41 million),
- increase in retail sales volume of engine fuels in the Parent Company (CODO petrol stations) of over 15% resulted in an increase in EBIT by PLN 34 million,
- high retail margins on gasoline and diesel oil contributed to an increase in profit from operations of the Parent Company by PLN 34 million,
- considerable cost cutting results of OPTIMA program directed at savings in operating expenses in the amount of PLN 117 million – the highest savings noted in retail segment – PLN 52 million,
- fixed costs of the Parent Company in the 3rd quarter 2006 on the level lower than in the prior year despite the increase in scale of operations (after elimination of strategic projects costs and depreciation).

Refinery and Retail

- The increase of oil throughput by 10% led to a 1.1% increase of petrol sales, 8.5% increase of diesel oil sales and 9.6% increase of LPG sales.
- The decrease of the Ural-Brent differential (15%, y/y) affected the operating result negatively in the amount of (-) PLN 68 m (y/y).
- The negative impact of decreasing refinery margins on the result in the amount of (-) PLN 76 m.
- Significant improvement of results of companies from the segment (Q3, y/y): Unipetrol (by 83%), ORLEN Deutschland (by 50%), ORLEN Asfalt (by 86%), ORLEN Gaz (by 291%).
- Increase of unit margins on petrols and diesel oil and retail sales volumes contributed to very good results in the Retail segment.

Petrochemicals

- Increase of ethylene production by 91 tt and propylene production by 62 tt (y/y) in PKN ORLEN S.A. as a result of start-up of new Olefin II installations.
- Favourable trends in petrochemical margins (allowing for the system of price discounts used in PKN) had a positive impact on the result of the Parent Company in the segment in the amount of (+) PLN 69 m (y/y).
- High share of the segment's companies in the results of the Petrochemical segment: Unipetrol (PLN 89 m) and BOP (PLN 41 m).

Summary

- PLN 1,743 m (EBITDA) vs. PLN 1,623 m in Q3 2005 – the worsening of macroeconomic factors observed in the Refinery area was compensated with high results of Capital Group companies (increase by almost PLN 152 m, y/y).
- The low level of the net debt ratio of shareholders' equities resulting from the high level of cash and short-term investments makes it possible to implement the M & A strategy.
- The OPTIMA program, aimed at savings in the field of operating costs, resulted in measurable savings of PLN 117 m.
- Fixed costs in the Parent Company (excluding costs of strategic projects and depreciation) fell below the last year's level in Q3 2006, in spite of the increased scale of operation.

Key financial data

Q3/06	Q2/06	*q/q +/- (%)*	Q3/05	*y/y +/- (%)*	in million (PLN), unless stated otherwis
917	926	*-1,0*	1 109	*-17,3*	*Refinery*
211	223	*-5,4*	141	*49,6*	*Petrochemicals*
57	34	*67,6*	-52	*-209,6*	*Chemicals*
187	76	*146,1*	50	*274,0*	*Retail*
-15	8	*-287,5*	-16	*-6,3*	*Other[1]*
-178	-67	*165,7*	-141	*26,2*	*Not attributed[2]*
1 179	1 200	*-1,8*	1 091	*8,1*	**EBIT**
-63	0	-	0	-	*Non-recurrent events [3]*
0	0	-	0	-	*Refinery*
0	0	-	0	-	*Petrochemicals*
0	0	-	0	-	*Chemicals*
-2	0	-	0	-	*Retail*
-3	0	-	0	-	*Other[1]*
-58	0	-	0	-	*Not attributed[2]*
1 242	1 200	*3,5*	1 091	*13,8*	**Cleared EBIT [3]**
1 681	1 644	*2,3*	1 623	*3,6*	**EBITDA**
1 744	1 644	*6*	1 623	*7,5*	**Cleared EBITDA [3]**
1 037	958	*8.2*	994	*4,3*	**Net profit**
1 026	881	*16,5*	985	*4,2*	**Profit of Parent Company's shareholders**
1 077	881	*22,2*	985	*9,3*	**Cleared profit of Parent Company's shareholders[3]**
1 533	1 684	*-9,0*	1 100	*39,4*	**Operating cash flow**
16,0	16,0	*-0,2*	16,7	*-4,3*	**ROACE (%)[4]**
10,9	18,4	*-41,0*	17,1	*-36,5*	**Shareholder's equity net debt ratio (%) [5]**
2,40	2,06	*16,4*	2,30	*4,1*	**EPS**
2,52	2,06	*22,2*	2,30	*9,3*	**Cleared EPS**
0,00	0,00	-	2,13	-	**Dividend per share**

1) Entities responsible for media, social welfare activity and service companies of PKN ORLEN S.A.

2) Includes PKN Corporate Centre and companies not listed in previous segments

3) Non-recurrent events: excess of net fair value of acquired assets over the acquisition price

4) ROACE = operating profit after tax / average exposed capital (shareholder's equity + net debt)

5) Calculated for average amounts of balance-sheet items

PKN ORLEN SA
SEC File
82-5036

Macroeconomic factors:

Q3/06	Q2/06	q/q +/- (%)	Q3/05	y/y +/- (%)	
3,96	5,65	-29,9	6,09	-35,0	**Average refinery margin [1] (USD/bbl)**
3,67	4,81	-23,7	4,30	-14,7	**Ural/Brent differential (USD/bbl)**
69,61	69,60	0,0	61,67	12,9	**Average Brent oil price (USD/bbl)**
3,10	3,14	-1,3	3,30	-6,1	**Average PLN/USD rate [2]**
3,96	3,95	0,3	4,02	-1,5	**Average PLN/EUR rate [2]**
623,16	566,03	10,1	330,57	88,5	**Average margin on ethylene (USD/t)**
537,61	513,55	4,7	343,05	56,7	**Average margin on propylene (USD/t)**

1) Calculated on the basis of the algorithm: Products (88.36%) vs. Brent Dtd (100%).
Products include: Petrols (25.21%), Diesel Oil (23.20%), Petroleum (16.51%), LHO (15.31%), HHO (5.44%) and Jet (2.69%)

(Source: quotations of CIF NWE, excluding HSFO FOB ARA)

2) Source: NBP

Financial data by Area of Activity (Segment)

Market Overview

In the 3rd quarter of 2006, the average price of commodity Brent oil was USD 69.61/bbl, having gone up by USD 7.94/bbl (12.9%) year on year. This rise in oil prices went hand in hand with the decrease of the URAL/Brent differential by 14.7%, i.e. from USD 4.3/bbl in Q3 2005 to USD 3.67 USD/bbl in Q3 2006. In Q3 2006, the average commodity price of petrols was USD 691.01/t, which means a USD 48.61/t, or 7.6%, increase over Q3 2005. Price increases were also reported for diesel oil, Ekoterm and JET A-1 fuel - by USD 52.2/t, USD 49.43/t and USD 63.72/t, respectively (i.e. by 8.7%, 8.6% and 10.1%).

The high prices of products were accompanied by a decrease of commodity crack margins for petrols (by 6.8%), diesel oil (by 6.2%) and light heating oil (by 10.1%). Only in the case of JET A-1 fuel, the commodity margins in Q3 2006 increased in comparison with the analogous period of 2005 (by 1.9%). The 3rd quarter of 2006 was characterised by high commodity margins for benzene, ethylene, propylene, phenol, butadiene and acetone. For these products, margins rose by 40.4%, 88.5%, 56.7%, 18.8%, 26.0% and 21.7%, respectively. On the other hand, a negative margin of 57.USD/t was recorded for glycols (as compared to 135.4 USD/t in Q3 2005).

In Q3 2006 the Euro exchange rate decreased against the Polish currency by 1.6% (falling from PLN 4.02 /EUR in Q3 2005 to PLN 3.96/EUR in Q3 2006) and the U.S. dollar exchange rate decreased by 6.1% (falling from PLN 3.30/USD in Q3 2005 to PLN 3.10/USD in Q3 2006).

According to the estimations based on data provided by Nafta Polska S.A. and Agencja Rynku Energii S.A., the domestic consumption of fuels (petrols, diesel oil and light heating oil) rose by approximately 270,000 tons (by 7.6%) in Q3 2006 year on year, amounting to 3,839,000 tons. In the period under analysis, the consumption of petrols rose to the level of 1,115,000 tons (by 2.1%) and the growth of diesel oil consumption was very dynamic, amounting to 24.0% (2,321,000 tons). According to the Central Statistics Office (GUS), in Q3 2006 primary areas of economy were characterised by a high increase rate, and the dynamics of production sold in the industry exceeded 12%. In the section of crude oil refining products, the dynamics of production reached 14.8% in Q3 2006.

According to the estimations of the Market Economy Research Institute (IBnGR), the dynamics of growth of the gross national product was still high in Q3 2006. The gross national product in Q3 2006 is estimated to have grown by 5.6% towards the analogous period of 2005.

In the 3rd quarter of 2006, prices of consumer goods and services rose by 0.2% in comparison with the 2nd quarter of 2006 and by 1.5% in comparison with the end of 2005. In the 3rd quarter of 2005, there was a deflation on the level of 0.2% towards the 2nd quarter of 2005. In comparison with the analogous quarter of 2005, prices of consumer goods and services rose by 1.4% in Q3 2006. The rapid economic growth in the last few quarters brought the expected further improvement of situation on the labour market. The unemployment rate at the end of Q3 2006 was 15.2%, which means

its decrease by 2.4 percentage points towards the analogous period of 2005.

Refinery (Production + Wholesale)

Refinery (Production + Wholesale)	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**32 252 241**	**10 394 225**	**12 427 801**	**4 005 221**	**22 423 905**	**6 803 576**	**10 609 458**	**3 218 987**	**43.8%**	**52.8**
Third-party sales	19 225 588	6 196 006	7 288 800	2 349 028	14 957 051	4 538 078	7 083 821	2 149 283	28.5%	36.5
Intra-company sales	13 026 653	4 198 219	5 139 001	1 656 193	7 466 854	2 265 498	3 525 637	1 069 704	74.5%	85.3
Segment's costs	**-30 286 483**	**-9 760 702**	**-11 514 741**	**-3 710 961**	**-19 843 662**	**-6 020 711**	**-9 480 225**	**-2 876 369**	**52.6%**	**62.1**
Other operating income	99 468	32 056	33 558	10 815	85 773	26 024	9 803	2 974	16.0%	23.2
Other operating expenses	-95 080	-30 642	-29 862	-9 624	-157 868	-47 898	-30 339	-9 205	-39.8%	-36.0
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	625 748	189 856	-	-	-	
Segment's result*	**1 970 146**	**634 937**	**916 756**	**295 451**	**3 133 896**	**950 847**	**1 108 697**	**336 387**	**-37.1%**	**-33.2**
Sales to third parties ('000 tons)	9 549		3 223		8 040		3 366		18.8%	

**)The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.*

The most important companies belonging to the Refinery segment include: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Petrogaz P³ock Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o. and companies from the Czech holding Unipetrol a.s.: Paramo a.s., Unipetrol Rafinerie a.s., and Ceska Rafinerska a.s.

The segment's revenues expanded by 17.1%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels (increase of commodity prices for petrols – by 7.6%, diesel oil – by 8.7%, Ekoterm – by 8.6% and Jet A-1 – by 10.1%). As regards the volume sales of the segment's products in Q3 2006 in relation to the analogous quarter of 2005, sales of petrols dropped by 19.4 thousand tons (by 3.0%), which means a decrease by 124,074,000 PLN in terms of value, and sales of Ekoterm dropped by 95.3 thousand tons (by 20.7%), which means a decrease by 160,442,000 PLN in terms of value. At the same time, the biggest sales increase was recorded for diesel oil - by 50.5 thousand tons (i.e. by 4.0%), which means an increase by 336,371,000 PLN in terms of value. The drop in sales of petrols results, among others, from the lower demand for petrol and the increasing popularity of alternative fuel – LPG. Lower sales of light heating oil are caused by frequent transition to other heat carriers, such as gas, coal or coal dust, especially among technological consumers. The high dynamics of diesel oil sale was caused largely by the effect of growing consumption of this fuel on the domestic market.

The results of the segment were affected negatively by the drop of the quoted URAL/Brent oil differential level by 14.7% to USD 3.67/bbl, which reduced the operating result of the Parent Company by PLN 68 m. In addition, EBIT of the Parent Company was lower by PLN 76 m as a result of the decrease of refinery margins on primary products of the segment.

In Q3 2006, the implementation of the OPTIMA Program yielded PLN 28,796 thousand in savings for the segment, i.e. 30% of the potential assumed for the year 2006.

In Q3 2006, costs of this segment rose by 21.5% due to the high level of petroleum prices (increase by 12.9%).

As a result of the above factors, the segment's result for Q3 2006 reached PLN 916,756 thousand, whereas in the analogous period of 2005 it amounted to PLN 1,108,697 thousand. This decrease was influenced mainly by the Parent Company, which generated PLN 647,410 thousand in Q3 2006, i.e. 33.4% lower than the result from the analogous quarter of 2005. The capital group Unipetrol a.s., generated a profit of PLN 133,379 thousand in Q3 2006 (as compared to PLN 73,558 thousand in Q3 2005).

In comparison with Q3 2005, Q3 2006 saw the decrease of outlays for fixed and intangible assets by PLN 45,344 thousand.

Refinery (Retail)

Refinery (Retail)	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**11 061 512**	**3 564 895**	**4 144 179**	**1 335 583**	**9 991 779**	**3 031 578**	**4 007 895**	**1 216 024**	**10.7%**	**17.6'**
Third-party sales	11 033 469	3 555 857	4 136 200	1 333 011	9 959 748	3 021 860	3 998 560	1 213 192	10.8%	17.7
Intra-company sales	28 043	9 038	7 979	2 571	32 031	9 718	9 335	2 832	-12.5%	-7.0
Segment's costs	**-10 874 739**	**-3 504 702**	**-3 980 595**	**-1 282 863**	**-9 869 532**	**-2 994 488**	**-3 952 466**	**-1 199 207**	**10.2%**	**17.0'**
Other operating income	121 242	39 074	39 365	12 687	79 802	24 213	29 361	8 908	51.9%	61.4
Other operating expenses	-38 663	-12 460	-16 162	-5 209	-89 869	-27 267	-34 480	-10 461	-57.0%	-54.3
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	152 420	46 245	-	-	-	
Segment's result*	**269 352**	**86 807**	**186 787**	**60 198**	**264 600**	**80 282**	**50 310**	**15 264**	**1.8%**	**8.1'**
Sales to third parties ('000 tons)	3 019		1 088		2 586		961		16.7%	

**) The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.*

The Retail segment includes the activity of the following companies attributable to this area: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. from the Czech holding Unipetrol a.s.

In Q3 2006, the segment's revenue increased by PLN 136,284 thousand (3.4%) over Q3 2005. The growth of revenue of the segment was caused by a rise in sales volumes by 127 thousand tons, i.e. by 13.2%, due to the remarkable increase of diesel oil sales by 22.9% and Eurosuper 95 petrol by 15.5%. In Q3 2006 the result of the segment reached the level of PLN 186,787 thousand, whereas in the analogous period of 2005 it amounted to PLN 50,310 thousand. The profit generated by PKN ORLEN S.A. in this segment in Q3 2006 was PLN 163,717 thousand (as compared to the profit of PLN 41,554 thousand in Q3 2005). PKN ORLEN's German operations attributable to the retail segment* brought a profit of PLN 12,566 thousand in Q3 2006 (as compared to the profit of PLN 12,077 thousand in Q3 2005). In the period under analysis, the volume sales of all fuels increased, as a result of which the operating result of the Parent Company rose by PLN 34 million. The 3rd quarter of 2006 saw also favourable trends with regard to margins on non-fuel goods and services, which rose by 19.9% to the level of PLN 83 million during that period. In comparison with the analogous quarter of 2005, Q3 2006 saw an increase of unit margins on petrols and diesel oil and a decrease of margins on LPG. The estimated favourable impact of unit margins on the operating result of PKN ORLEN S.A. reached the level of PLN 34 million.

The implementation of the OPTIMA Program yielded PLN 52,090 thousand in savings for this segment in Q3 2006, which constitutes 69% of the potential assumed for the year 2006.

In comparison with Q3 2005, Q3 2006 saw the increase of outlays for fixed and intangible assets by PLN 18,518 thousand.

*) ORLEN Deutschland conducts also wholesale operations attributable to the production and wholesale segment.

PKN ORLEN SA
SEC File
82-5036

Petrochemicals

Petrochemicals	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**10 117 353**	**3 260 612**	**3 931 803**	**1 267 138**	**4 676 976**	**1 419 028**	**1 867 729**	**566 683**	**116.3%**	**129.8**
Third-party sales	6 806 410	2 193 564	2 514 508	810 374	3 091 798	938 074	1 272 726	386 154	120.1%	133.8
Intra-company sales	3 218 305	1 037 193	1 380 884	445 030	1 509 799	458 084	568 955	172 625	113.2%	126.4
Settlement value of hedging transactions	92 638	29 855	36 411	11 735	75 379	22 871	26 048	7 903	22.9%	30.5
Segment's costs	**-9 326 513**	**-3 005 741**	**-3 677 809**	**-1 185 281**	**-4 060 641**	**-1 232 028**	**-1 723 906**	**-523 046**	**129.7%**	**144.0**
Other operating income	78 567	25 321	32 931	10 613	48 105	14 595	36 079	10 947	63.3%	73.5
Other operating expenses	-120 073	-38 697	-75 798	-24 428	-65 320	-19 819	-38 671	-11 733	83.8%	95.3
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	892 921	270 919	-	-	-	
Segment's result*	**749 334**	**241 495**	**211 127**	**68 042**	**1 492 041**	**452 696**	**141 231**	**42 851**	**-49.8%**	**-46.7**
Sales to third parties ('000 tons)	2 259		833		1 050		486		115.1%	

*) *The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.*

In 2006 the Chemical segment was divided into two areas of operation: Petrochemicals and Chemicals. The new Petrochemicals section includes the activity of the following companies attributable to it: PKN ORLEN S.A., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the Petrochemical part of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins Sp. z o.o.

During the 3rd quarter of 2006, the segment's revenues were higher by PLN 2,064,074 thousand (by 110.5%), and external volume sales rose by 71.4%. Q3 2006 saw an increase in sales volume of most primary products of the segment, incl. polyethylene – by 39.3%, polypropylene – by 37.5%, ethylene – by 85.2%, benzene – by 36.5%. Such high increases of sales are a consequence of the repair shutdown of the Olefin II installation in the 3rd quarter of 2005.

In Q3 2006, the segment's result was PLN 211,127 thousand, whereas in Q3 2005 it reached PLN 141,231 thousand. It must be noted that very good results were generated by the Parent Company, whose result attributable to this segment reached PLN 104 million in Q3 2006, whereas in the analogous period of 2005 it was PLN 25 million. A favourable result was also generated by Basell Orlen Polyolefins Sp. z o.o., which increased its operating profit by PLN 20 million. The result generated by companies of Unipetrol a.s. belonging to this segment was PLN 9 million lower than the profit for Q3 2005. The level of results of this segment was significantly affected by an increase of margins on petrochemical products. The estimated favourable impact of the increase of margins in the Parent Company amounted to PLN 69 million (allowing for price discounts).

The implementation of the OPTIMA Program yielded PLN 431 thousand in savings for this segment in Q3 2006, which constitutes 36% of the potential assumed for the year 2006.

The decrease of outlays for fixed and intangible assets by PLN 115,513 thousand in Q3 2006 was caused by investment works being carried out on the Olefin II installation and at Basell Orlen Polyolefins Sp. z o.o. in the 3rd quarter of 2005.

Chemicals

Chemicals	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**1 880 764**	**606 131**	**663 598**	**213 864**	**1 306 139**	**396 292**	**555 188**	**168 448**	**44.0%**	**53.0'**
Third-party sales	1 875 681	604 493	661 649	213 236	1 232 996	374 100	482 553	146 410	52.1%	61.6'
Intra-company sales	5 083	1 638	1 949	628	73 143	22 192	72 635	22 038	-	
Segment's costs	**-1 751 973**	**-564 624**	**-608 398**	**-196 074**	**-1 279 876**	**-388 324**	**-615 343**	**-186 700**	**36.9%**	**45.4'**
Other operating income	20 400	6 574	2 512	810	13 363	4 054	8 703	2 641	52.7%	62.2'
Other operating expenses	-6 558	-2 114	-1 004	-324	-2 099	-637	-354	-107	212.4%	231.9'
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	123 936	37 603	-	-	-	
Segment's result*	**142 633**	**45 968**	**56 708**	**18 276**	**161 463**	**48 989**	**-51 806**	**-15 718**	**-11.7%**	**-6.2'**
Sales to third parties ('000 tons)	1 406		453		1 002		373		40.3%	

) The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.

In 2006, the Chemical segment was divided into two areas of operation: Petrochemicals and Chemicals. The new Chemicals segment includes the activity of the following companies: Zak³ady Azotowe "Anwil" S.A., Spolana a.s. (subsidiary of Unipetrol a.s.), ORLEN PetroProfit Sp. z o.o.

In Q3 2006 the segment's revenue was PLN 108,410 thousand (19.5%) higher than in the analogous period of 2005. In the said quarter, the sales volume of main products of the segment increased, e.g. for polyvinyl chloride – by 15.8%, for soda lye – by 441.7% and for CANWIL – by 13.9%. The sales increase for these products is a consequence of lower supplies of ethylene to Anwil S.A. in the 3rd quarter of 2005 caused by the repair shutdown of Olefin II in the Parent Company and by the increased demand for fertilizers in connection with price increases forecasted by the market for this product. The high demand for polyvinyl chloride in Q3 2006 was caused by the continuous boom on the market of investment goods, especially in the building sector. In addition, the repair shutdown of one of the biggest producers on the PVC market – Borsodchem – enforced an increase of prices in this product area. The record volume sales of soda lye results from the relatively high demand for sodium hydroxide together with limited supply. Favourable trends in sales of the above products contributed to the improvement of results of Anwil S.A. In Q3 2006 the operating profit of the company rose by PLN 42 million in comparison with the Q3 2005. On the other hand, Spolana a.s. – a company of the Czech group Unipetrol – recorded an operating loss of PLN 4 million in Q3 2006.

Due to the above factors, the segment's result was PLN 56,708 thousand, whereas in Q3 2005 it reached PLN 51,806 thousand. In comparison with Q3 2005, Q3 2006 saw a decrease of outlays for fixed and intangible assets by PLN 45,616 thousand.

The implementation of the OPTIMA Program yielded PLN 21,590 thousand in savings for the segment in Q3 2006, which constitutes 42% of the potential assumed for the year 2006.

Other Activities

Other Activities	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**1 482 928**	**477 917**	**478 749**	**154 291**	**1 164 853**	**353 425**	**447 120**	**135 659**	**27.3%**	**35.**
Third-party sales	720 477	232 195	241 508	77 833	518 412	157 290	210 720	63 934	39.0%	47.
Intra-company sales	762 451	245 722	237 241	76 458	646 441	196 135	236 400	71 725	17.9%	25.
Segment's costs	**-1 430 360**	**-460 975**	**-485 552**	**-156 483**	**-1 146 998**	**-348 008**	**-451 332**	**-136 937**	**24.7%**	**32.**
Other operating income	21 871	7 049	7 197	2 319	28 016	8 500	4 132	1 254	-21.9%	-17.
Other operating expenses	-32 860	-10 590	-15 231	-4 909	-32 167	-9 760	-16 314	-4 950	2.2%	8.
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	259 296	78 672	-	-	-	
Segment's result*	**41 579**	**13 400**	**-14 837**	**-4 782**	**273 000**	**82 830**	**-16 394**	**-4 974**	**-84.8%**	**-83.**
Sales to third parties ('000 tons)	71		24		145		41		-51.0%	

*) *The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.*

In addition to the companies involved in the production of energy and provision of services in PKN ORLEN S.A., the "Other Activities" segment includes a number of entities which were separated mainly within the Group restructuring process.

In Q3 2006, the "Other Activities" segment recorded a loss of PLN 14,837 thousand. For comparison, the operating loss in Q3 2005 was PLN 16,394 thousand. The negative result of these activities was affected mainly by the part of activities of Unipetrol a.s. capital group, which brought a loss of PLN 15,654.5 thousand in Q3 2006.

The implementation of the OPTIMA Program yielded PLN 13,834 thousand in savings for the segment in Q3 2006, which constitutes 22% of the potential assumed for the year 2006. In comparison with Q3 2005, Q3 2006 saw an increase of outlays for fixed and intangible assets by PLN 13,100 thousand.

PKN ORL...
SEC File
82-5036

PKN ORLEN SA
SEC File
82-5036

Profit and Loss Account

Total sales revenues for Q3 2006 rose by PLN 1,804,648 thousand (i.e. 13.8%) in comparison with the analogous quarter of 2005 as a result of the increase in the Group's external sales in all segments: Refinery (Production + Wholesale), which rose by PLN 204,979 thousand (i.e. 2.9%), in Refinery (Retail), where external sales was higher by PLN 137,640 thousand (i.e. 3.4%), in Petrochemicals where external sales rose by PLN 1,241,782 thousand (i.e. 97.6%), in Chemicals, which rose by PLN 179,096 thousand (i.e. 37.1%) and in Other Activities, which rose by PLN 30,788 thousand (i.e. 14.6%). The rise in the value of external sales was accompanied by an increase in volume sales in Refinery (Retail), Petrochemicals and Chemicals by 13.2%, 71.4% and 21.4%, respectively, and by a decrease in Refinery (Production & Wholesale) and Other Activities by 4.2% and 41.5%, respectively. The rise in the value of sales revenues is also caused by continuously high prices of products on global stock exchanges.

In Q3 2006 operating costs increased by PLN 1,671,560 thousand (i.e. by 14.0%). The higher dynamics of operating cost is a result of the substantial increase of the level of business activity conducted by the Capital Group PKN ORLEN S.A. It is necessary to point out the decreasing share of fixed costs (depreciation, third party services, remuneration, taxes and other costs) in the total amount of operating costs. The 3rd quarter of 2006 saw an increase in the cost of manufacturing of products sold by PLN 1,148,958 thousand (by 14.8%), mainly as a result of higher costs of processed crude oil. In Q3 2006 the gross profit on sales totalled 2,130,653 thousand, exceeding the profit from the analogous quarter of 2005 by PLN 208,452 thousand, i.e. by 10.8%.

In Q3 2006, costs of sale rose by PLN 72,598 thousand (i.e. 13.4%) relative to Q3 2005, and totalled PLN 615,408 thousand, whereas general administrative expenses remained on a comparable level. The increase of costs of sale was affected mainly by the improvement of values of this item in Unipetrol a.s. and Basell Orlen Polyolefins Sp. z o.o., where costs of sale in Q3 2006 rose by the total amount of PLN 127 million in comparison with the analogous quarter of 2005.

The 3rd quarter of 2006 saw an increase of other operating revenues and costs by PLN 37,671 thousand and by PLN 83,058 thousand, respectively. The higher level of other operating costs in Q3 2006 was caused by the establishment of provisions for economic risk in the Parent Company in the amount of PLN 61 million. As a result of the above factors, the operating profit (EBIT) in Q3 2006 totalled PLN 1,178,943 thousand and exceeded the profit for Q3 2005 by PLN 88,166 thousand.

Financial income in Q3 2006 totalled PLN 198,284 thousand, having dropped by PLN 10,584 thousand in comparison with the Q3 2005 figure. The Group also reported a decrease in financial expenses by PLN 52,810 thousand towards the Q3 2005 figure. Consequently, the profit in this segment totalled PLN 102,946 thousand in Q3 2006, whereas in the analogous period of 2005 it was higher by PLN 42,226 thousand.

The share of entities evaluated with the equity method in the financial result amounted to PLN 65,821 thousand in Q3 2006, in comparison with PLN 69,730 thousand in Q3 2005.

The amount of income tax in Q3 2006 was PLN 310,371 thousand, which means an increase by PLN 83,563 thousand year on year.

The net profit for Q3 2006 exceeds the result for the analogous period of 2005 by PLN 42,920 thousand (by 4.3%).

Balance-Sheet

As at the end of the 3rd quarter of 2006, total assets amounted to PLN 36,558,672 thousand, which is a 9.4% increase towards 31 December 2005. The value of fixed assets rose by PLN 315,427 thousand (1.5%) in relation to their value as at 31 December 2005, and totalled PLN 20,570,105 thousand, mainly due to the decrease of shares and equity interests in entities consolidated with equity method by PLN 293,066 thousand in relation to their value as at 31 December 2005. As at the end of Q3 2006, the value of current assets grew from PLN 12,518,779 thousand (as at 31 December 2005) to PLN 15,988,567 thousand, mainly due to an increase in stocks, trade debtors and other receivables as well as cash and short-term securities by PLN 475,389 thousand, PLN 1,766,084 thousand and PLN 1,353,999 thousand, respectively. In comparison with the end of 2005, the working capital (current assets less short-term liabilities) increased from PLN 3,981,310 thousand to PLN 6,737,401 thousand.

At the end of Q3 2006, total shareholders' equity stood at PLN 22,030,335 thousand, which means an increase by PLN 2,717,346 thousand (i.e. 14.1%) in relation to the end of 2005, mainly due to an increase in retained profits by PLN 2,205,713 thousand and exchange differences from the recalculation of subordinated entities by PLN 225,768 thousand. Long-term liabilities amounted to PLN 5,277,171 thousand and dropped by PLN 276,682 thousand in relation to the end of 2005, mainly due to a decrease in the value of loans and borrowings by 264,664 thousand. The decrease of this item was caused mainly by a drop in short-term loans and borrowings by PLN 199 million in Unipetrol a.s. On the other hand, there was an increase in short-term liabilities from PLN 8,537,469 thousand as at 31 December 2005 to PLN 9,251,166 thousand as at 30 September 2006. With regard to short-term liabilities, there was a significant increase of trade creditors, other liabilities and accrued expense (by PLN 676,670 thousand) and an increase of corporate income tax payable (by PLN 112,848 thousand). The Group's total debt (loans, borrowings and securities) reached PLN 4,151,581 thousand as at 30 September 2006, which means a decrease by PLN 365,216 thousand as compared with the end of 2005.

Cash Flow

The Q3 2006 net operating cash flow stood at PLN 1,533,074 thousand, having risen by PLN 432,853 thousand towards the analogous quarter of 2005. This increase is attributable mainly to favourable trends with respect to liabilities and accrued expense (increase by PLN 309,105 thousand in Q3 2006, against a PLN 394,843 thousand decrease in Q3 2005) and stocks (decrease by PLN 201,807 thousand in Q3 2006, against a PLN 72,005 thousand increase in Q3 2005). At the same time, operating cash flow was affected unfavourably by trends with regard to receivables (in Q3 2006 the increase of receivables resulted in a decrease of cash by PLN 644,692 thousand, as compared to the increase by PLN 62,032 thousand in Q3 2005).

In Q3 2006, the net cash flow from investments totalled PLN (-) 778,575 thousand, whereas in the analogous period of 2005 the amount of cash for this activity totalled PLN (-) 405,817 thousand. The increase of investment expenses is a consequence of the fact that in Q3 2006 the Parent Company acquired short-term securities for the amount of PLN 793 million. In Q3 2005, the outflow of funds due to the acquisition of short-term securities totalled PLN 43,296 thousand.

In Q3 2006, the amount of net financing cash flow reached PLN (-) 301,222 thousand, whereas in the analogous period of 2005 it totalled PLN (-) 821,832 thousand. The negative result for this item in 2006 results from the repayment of long-term and short-term loans and borrowings in the amount of PLN 442,452 (as compared to PLN 1,043,271 thousand in the analogous period of 2005), whereas the gain on incurred loans reached PLN 188,850 thousand at the end of Q3 2006 (as compared to PLN 727,680 thousand in the analogous period of 2005).

As a result of the above cash flows, the amount of cash as at 30 September 2006 totalled PLN 1,645,903 thousand, which means an increase by PLN 389,051 thousand as compared to the end of September 2005.

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the period of 9 and 3 months ended 30 September 2006 and 30 September 2005
(PLN'000)

-

ITEM	9 months ended 30 Sep. 2006 (unaudited data)	3 months ended 30 Sep. 2006 (unaudited data)	9 months ended 30 Sep. 2005 (unaudited data)	3 months ended 30 Sep. 2005 (unaudited data)	% chan 9 montl
Sales of products	38 183 635	14 147 684	29 217 208	13 139 196	30.7
Excise tax and other charges	-9 326 448	-3 478 767	-8 414 895	-3 375 821	10.8
Net revenue on sales of products	**28 857 187**	**10 668 917**	**20 802 313**	**9 763 375**	**38.7**
Sales of goods and materials	11 487 344	4 416 539	9 227 546	3 423 196	24.5
Excise tax and other charges	-590 268	-206 380	-194 475	-112 143	203.5
Net revenue of sales of goods and materials	**10 897 076**	**4 210 159**	**9 033 071**	**3 311 053**	**20.6**
Total sales revenues	**39 754 263**	**14 879 076**	**29 835 384**	**13 074 428**	**33.2**
Cost of manufacturing of products sold	-24 369 060	-8 914 409	-16 076 836	-7 765 451	51.6
Value of goods and materials sold	-9 880 335	-3 834 014	-8 491 905	-3 386 776	16.4
Costs of goods and materials sold	**-34 249 395**	**-12 748 423**	**-24 568 741**	**-11 152 227**	**39.4**
Gross profit on sales	**5 504 868**	**2 130 653**	**5 266 643**	**1 922 201**	**4.5**
Costs of sale	-1 889 822	-615 408	-1 579 197	-542 810	19.7
General administrative expenses	-800 126	-261 643	-681 682	-258 877	17.4
Other operating income *	374 446	128 522	2 156 052	90 851	-82.6
Other operating expenses	-373 019	-203 646	-687 404	-120 588	-45.7
Profit on disposal of all or part of equity interests of subordinated entities	1 745	465	29 395	0	-94.1
Operating profit	**2 818 092**	**1 178 943**	**4 503 807**	**1 090 777**	**-37.4**
Financial income **	423 045	198 284	499 528	208 868	-15.3
Financial expenses	-422 084	-95 338	-328 172	-148 148	28.6
Net financial income and expenses	**961**	**102 946**	**171 356**	**60 720**	**-99.4**
Share in financial result of entities evaluated with equity method	165 006	65 821	180 794	69 730	-8.7
Profit before tax	**2 984 059**	**1 347 710**	**4 855 957**	**1 221 227**	**-38.5**
Corporate income tax	-598 592	-310 371	-617 536	-226 808	-3.1
Net profit	**2 385 467**	**1 037 339**	**4 238 421**	**994 419**	**-43.7**
including:					
Profit attributable to minority interest	166 502	11 696	25 444	9 181	554.4
Profit attributable to parent company shareholders	**2 218 965**	**1 025 643**	**4 212 977**	**985 238**	**-47.3**

* including the excess of fair value over the price of acquisition of Unipetrol a.s. shares in the amount of PLN 1,893,688 thousand in 2005.

** including the amount of PLN 47,500 thousand in Q3 2006, representing the evaluation of financial instruments securing future payments for shares of Mažeikiu Nafta – hedging accounting was not applied towards these transactions due to the non-standard nature of instruments.

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 30 September 2006 and 31 December 2005
(PLN '000)

ITEM	30 Sep. 2006 (unaudited data)	31 Dec. 2005	% change
ASSETS			
Fixed assets			
Property, plant and equipment (tangible fixed assets)	18 405 000	18 510 754	-0.6%
Intangible assets	503 335	513 167	-1.9%
Goodwill	130 255	115 447	12.8%
Financial assets	574 420	550 984	4.3%
Shares and equity interests in entities consolidated with equity method	732 011	1 025 077	-28.6%
Loans granted	5 005	7 145	-30.0%
Deferred tax assets	67 659	62 131	8.9%
Property investments	38 970	11 557	237.2%
Perpetual usufruct right	82 109	76 172	7.8%
Other fixed assets	31 341	13 098	139.3%
Total fixed assets	**20 570 105**	**20 885 532**	**-1.5%**
Current assets			
Stocks	6 588 626	6 113 237	7.8%
Trade debtors and other receivables	6 543 722	4 777 638	37.0%
Income tax receivable	18 125	49 567	-63.4%
Short-term securities	939 824	104 925	795.7%
Loans granted	81	13	523.1%
Prepayments	155 587	145 853	6.7%
Cash and cash equivalents	1 645 903	1 126 803	46.1%
Other financial assets	82 870	111 899	-25.9%
Assets classified as appropriated for sale	**13 829**	**88 844**	**-84.4%**
Total current assets	**15 988 567**	**12 518 779**	**27.7%**
Total assets	**36 558 672**	**33 404 311**	**9.4%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Initial capital	534 636	534 636	0.0%
Initial capital revaluation adjustment	522 999	522 999	0.0%
Initial capital *	**1 057 635**	**1 057 635**	**0.0%**
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Share premium spare capital	**1 227 253**	**1 227 253**	**0.0%**
Hedging accounting capital	21 673	57 334	-62.2%
Currency-translation differences on subsidiary entities	69 754	-156 014	-
Retained profits, including:	16 716 016	14 510 303	15.2%
net profit of parent company shareholders	2 218 965	4 585 132	-51.6%
Shareholders' equity (attributable to shareholders of parent company)	**19 092 331**	**16 696 511**	**14.3%**
Minority interests	2 938 004	2 616 478	12.3%
Total shareholders' equity	**22 030 335**	**19 312 989**	**14.1%**
Long-term liabilities			
Loans and borrowings	3 141 314	3 405 978	-7.8%
Provisions	995 679	956 991	4.0%
Deferred income tax provisions	972 904	1 020 159	-4.6%
Other long-term liabilities	167 274	170 725	-2.0%
Total long-term liabilities	**5 277 171**	**5 553 853**	**-5.0%**
Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	7 360 720	6 684 050	10.1%
Provisions	675 738	683 273	-1.1%
Corporate income tax payable	148 559	35 711	316.0%
Loans and borrowings	1 010 267	1 110 819	-9.1%
Deferred income	32 302	19 265	67.7%
Other financial liabilities	23 580	4 351	441.9%

Total short-term liabilities	**9 251 166**	**8 537 469**	**8.4%**
Total shareholders' equity and liabilities	**36 558 672**	**33 404 311**	**9.4%**

* initial capital was revaluated according to IAS 29

PKN ORLEN SA
SEC File
82-5036

APPENDIX III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the period of 9 and 3 months
ended 30 September 2006 and 30 September 2005
(PLN '000)

ITEM	9 months ended 30 Sep. 2006 (unaudited data)	3 (u
Operating cash flow		
Net profit	**2 385 467**	
Total adjustments:		
Share in financial profit of entities evaluated with equity method	-165 006	
Depreciation and amortisation	1 490 137	
Net dividends and interest	121 589	
Corporate income tax on profit before tax	598 592	
Profit (loss) on investment activities	-30 137	
Decrease / (increase) in receivables	-1 768 255	
Decrease / (increase) in stocks	-398 545	
Decrease / increase in liabilities and accrued expenses	902 370	
Decrease / increase in provisions	31 936	
Other adjustments*	41 226	
Corporate income tax paid	-549 203	
Net operating cash flow	**2 660 171**	
Investment cash flow		
Acquisition of property, plant and equipment and intangible assets	-1 323 457	
Gain on disposal of property, plant and equipment	132 770	
Gain on disposal of shares	141 410	
Acquisition of shares and interests	-58 874	
Acquisition of short-term securities	-919 333	
Gain on disposal of short-term securities	86 132	
Dividends and interest received	484 652	
Loans (granted)/repaid	4 339	
Other adjustments**	-15 858	
Net investment cash flow	**-1 468 219**	
Financing cash flow		
Gain on long- and short-term loans and borrowings ***	4 277 034	
Repayment of long- and short-term loans and borrowings ***	-4 802 470	
Interest paid	-122 602	
Dividends paid	0	
Other adjustments	-26 192	
Net financing cash inflow/(outflow)	**-674 230**	
Change in net cash	**517 722**	
Foreign exchange gains/losses	1 378	
Cash at beginning of period	**1 126 803**	
Cash at end of period, including:	**1 645 903**	
Restricted cash	96 638	

* incl. excess of fair value over the price of acquisition of Unipetrol a.s. shares in the amount of PLN 1,893,688 thousand in 2005
** incl. PLN (171 648) thousand in 2005, concerning gains/expenses due to the acquisition of receivables of the Unipetrol Group
*** incl. change of long-term financing in the amount of PLN 1,359,091 thousand in connection with the obtaining of more favourable conditions of loans and borrowings

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the period of 9 and 3 months ended 30 September 2006 and 30 September 2005
(PLN '000)

ITEM	9 months ended 30 Sep. 2006 (unaudited data)	3 months ended 30 Sep. 2006 (unaudited data)	9 months ended 30 Sep. 2005 (unaudited data)	3 months ended 30 Sep. 2005 (unaudited data)	% change 9 months	% 3 r
REVENUE ON SALES TO THIRD PARTIES[1]						
Refinery (production + wholesale)	19 225 588	7 288 800	14 957 051	7 083 821	28.5%	
Refinery (retail)	11 033 469	4 136 200	9 959 748	3 998 560	10.8%	
Petrochemicals	6 806 410	2 514 508	3 091 798	1 272 726	120.1%	
Chemicals	1 875 681	661 649	1 232 996	482 553	52.1%	
Other activities	720 477	241 508	518 412	210 720	39.0%	
TOTAL	**39 661 625**	**14 842 665**	**29 760 005**	**13 048 380**	**33.3%**	
FINANCIAL RESULT[2]						
Refinery (production + wholesale)	1 970 146	916 756	3 133 896	1 108 697	-37.1%	
Refinery (retail)	269 352	186 787	264 600	50 310	1.8%	
Petrochemicals	749 334	211 127	1 492 041	141 231	-49.8%	
Chemicals	142 633	56 708	161 463	-51 806	-11.7%	
Other activities	41 579	-14 837	273 000	-16 394	-84.8%	
Exclusions	-3 388	179	-248 307	642	-98.6%	
Total of non-attributed items	-351 564	-177 777	-572 886	-141 903	-38.6%	
TOTAL	**2 818 092**	**1 178 943**	**4 503 807**	**1 090 777**	**-37.4%**	
EXPENDITURE ON FIXED ASSETS						
Refinery (production + wholesale)	350 679	123 850	373 020	169 194	-6.0%	
Refinery (retail)	261 517	124 607	240 879	106 089	8.6%	
Petrochemicals	162 795	45 942	478 651	161 455	-66.0%	
Chemicals	152 497	68 174	233 840	113 790	-34.8%	
Other activities	124 710	50 438	91 247	37 338	36.7%	
Total of non-attributed items	32 410	18 886	30 374	5 736	6.7%	
TOTAL	**1 084 608**	**431 897**	**1 448 011**	**593 602**	**-25.1%**	
DEPRECIATION AND AMORTISATION						
Refinery (production + wholesale)	419 297	146 132	438 221	192 121	-4.3%	
Refinery (retail)	201 318	63 713	215 513	100 859	-6.6%	
Petrochemicals	467 404	99 948	198 828	103 470	135.1%	
Chemicals	224 083	131 328	146 268	99 957	53.2%	
Other activities	157 205	51 265	137 706	27 425	14.2%	
Total of non-attributed items	20 830	9 533	24 314	7 866	-14.3%	
TOTAL	**1 490 137**	**501 919**	**1 160 850**	**531 698**	**28.4%**	

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN S.A.

PKN ORLEN
SEC File
82-5036

KEY CONSOLIDATED OPERATING DATA
for the period of 9 and 3 months ended 30 September 2006 and 30 September 2005 (in tons)

ITEM	9 months ended 30 Sep. 2006 (unaudited data)	3 months ended 30 Sep. 2006 (unaudited data)	9 months ended 30 Sep. 2005 (unaudited data)	3 months ended 30 Sep. 2005 (unaudited data)	% change 9 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tons)	**13 389**	**4 750**	**10 865**	**4 317**	**23.2%**	**10.0%**
REFINERY OUTPUT						
Petrols	2 606 389	941 361	2 490 664	996 321	4.6%	-5.5%
Diesel oils	4 210 926	1 550 619	3 185 878	1 331 767	32.2%	16.4%
Heating oil III	584 581	82 620	485 299	112 472	20.5%	-26.5%
Ekoterm	957 684	281 592	1 136 265	360 833	-15.7%	-22.0%
Jet A-1	368 939	144 811	313 177	116 321	17.8%	24.5%
LPG	211 931	55 456	190 453	62 080	11.3%	-10.7%
Other refining products	1 650 093	740 489	1 338 582	576 646	23.3%	28.4%
TOTAL	**10 590 543**	**3 796 948**	**9 140 318**	**3 556 440**	**15.9%**	**6.8%**
SALES OF REFINING PRODUCTS						
Petrols	3 396 235	1 170 855	3 122 349	1 158 347	8.8%	1.1%
Diesel oils	5 171 850	1 780 726	3 726 869	1 640 835	38.8%	8.5%
Heating oil III	513 121	84 226	375 121	122 128	36.8%	-31.0%
Ekoterm	1 164 976	365 147	1 324 475	460 451	-12.0%	-20.7%
Jet A-1	385 244	160 449	353 749	140 098	8.9%	14.5%
LPG	331 806	117 467	266 957	107 161	24.3%	9.6%
Other refining products	1 573 119	619 998	1 454 028	696 482	8.2%	-11.0%
TOTAL	**12 536 351**	**4 298 868**	**10 623 548**	**4 325 502**	**18.0%**	**-0.6%**
CHEMICALS OUTPUT						
Polyethylene	360 570	117 201	140 708	89 040	156.3%	31.6%
Polypropylene	273 641	93 631	114 559	60 914	138.9%	53.7%
Ethylene	277 208	77 049	175 980	111 457	57.5%	-30.9%
Propylene	227 858	68 027	163 476	81 654	39.4%	-16.7%
Glycols	82 310	27 999	58 535	17 639	40.6%	58.7%
Ammonium nitrate	439 824	164 254	424 614	120 441	3.6%	36.4%
CANWIL	296 489	100 833	263 637	97 370	12.5%	3.6%
Polyvinyl chloride (PVC)	272 347	100 092	162 446	75 504	67.7%	32.6%
Other petrochemical products	1 696 599	511 033	935 094	559 324	81.4%	-8.6%
TOTAL	**3 926 846**	**1 260 119**	**2 439 049**	**1 213 343**	**61.0%**	**3.9%**
SALES OF CHEMICAL PRODUCTS						
Polyethylene	355 362	120 339	168 103	86 389	111.4%	39.3%
Polypropylene	275 202	90 799	127 432	66 043	116.0%	37.5%
Ethylene	185 563	64 012	72 229	34 561	156.9%	85.2%
Propylene	186 725	75 026	108 213	42 762	72.6%	75.5%
Glycols	84 095	27 959	61 583	17 079	36.6%	63.7%
Ammonium nitrate	410 266	144 076	409 755	147 628	0.1%	-2.4%
CANWIL	305 065	113 915	267 958	99 994	13.8%	13.9%
Polyvinyl chloride	267 100	88 784	182 656	76 677	46.2%	15.8%
Other petrochemical products	1 619 177	589 559	652 858	287 841	148.0%	104.8%
TOTAL	**3 688 555**	**1 314 469**	**2 050 787**	**858 974**	**79.9%**	**53.0%**

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the period of 9 and 3 months

ended 30 September 2006 and 30 September 2005
(in tons)

ight products in LEN S.A. Group y volume)	9 months ended 30 Sep. 2006 (unaudited data)	3 months ended 30 Sep. 2006 (unaudited data)	9 months ended 30 Sep. 2005 (unaudited data)	3 months ended 30 Sep. 2005 (unaudited data)	% change 9 months	% change 3 months
e of key light including:	**7 434 278**	**2 507 309**	**6 217 534**	**2 548 646**	**19.6%**	**-1.6%**
	1 845 401	620 231	1 681 227	639 615	9.8%	-3.0%
il	3 861 793	1 301 126	2 709 461	1 250 649	42.5%	4.0%
(aviation fuel)	385 244	160 449	353 749	140 098	8.9%	14.5%
ı	1 164 974	365 147	1 324 326	460 428	-12.0%	-20.7%
	176 866	60 356	148 771	57 856	18.9%	4.3%
es of engine uding:	**3 015 833**	**1 087 335**	**2 576 865**	**958 246**	**17.0%**	**13.5%**
	1 550 834	550 624	1 441 122	518 732	7.6%	6.1%
il	1 310 057	479 600	1 017 408	390 186	28.8%	22.9%
ı	2	0	149	23	-98.7%	-100.0%
	154 940	57 111	118 186	49 305	31.1%	15.8%
s of fuels, :	**10 450 111**	**3 594 644**	**8 794 399**	**3 506 892**	**18.8%**	**2.5%**
uels	9 285 135	3 229 497	7 469 924	3 046 441	24.3%	6.0%

PKN ORLEN SA
SEC File
82-5036

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN S.A. can now outline the impact of the LIFO method of valuation of stocks on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the 3rd quarter of 2006 and 3 quarters of 2006.

The Company's estimates of gross and net income (after deferred taxation), assuming LIFO valuation of stocks (excluding LIFO effect in Unipetrol a.s.) for PKN ORLEN and for PKN ORLEN Capital Group under International Financial Reporting Standards (IFRS) are as follows (PLN '000s):

	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months 30 Sep.
Results acc. to IFRS	Method of stock evaluation acc. to weighted average manufacturing cost or acquisition price	LIFO valuation of stocks	Method of stock evaluation acc. to weighted average manufacturing cost or acquisition price	LIFO valuation of stocks	Method of stock evaluation acc. to weighted average manufacturing cost or acquisition price	LIFO valuation of stocks	Method of stock evaluation acc. to weighted average manufacturing cost or acquisition price
Unconsolidated gross profit	2 430 132	1 944 411	840 843	857 397	2 597 393	1 463 585	966 319
Unconsolidated net profit	2 068 008	1 674 574	667 172	680 581	2 081 544	1 163 160	788 299
Consolidated gross profit	2 984 059	2 468 888	1 347 710	1 378 189	4 855 957	3 729 277	1 221 227
Consolidated net profit	2 385 467	1 969 418	1 037 339	1 061 214	4 238 421	3 325 810	994 419

PKN ORLEN and the PKN ORLEN Capital Group apply a method of stock valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The results achieved by PKN and the Capital Group are, therefore, positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to stock valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above, increasing crude oil prices have a negative effect, and falling crude oil prices have a positive effect on the results in comparison to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movements. Thanks to the decrease of crude oil prices in Q3 2006, the dynamics of growth of crude oil prices was clearly lower than for 3 quarters of 2005. Therefore, the negative adjustment of the result due to LIFO valuation in 2006 is clearly smaller.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Legal basis*:

Art. 56 par. 1 pt 1 of the Law on 29 July 2005 on public offers and conditions of introduction of financial instruments into a structured trading system and on public companies (Dz.U. from 2005, No. 184, item 1539)

END

PKN ORLEN SA
SEC File
82-5036

Close

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN S.A. can now outline the impact of the LIFO method of valuation of stocks on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the 3rd quarter of 2006 and 3 quarters of 2006.

The Company's estimates of gross and net income (after deferred taxation), assuming LIFO valuation of stocks (excluding LIFO effect in Unipetrol a.s.) for PKN ORLEN and for PKN ORLEN Capital Group under International Financial Reporting Standards (IFRS) are as follows (PLN '000s):

Results acc. to IFRS	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005	
	Method of stock evaluation acc. to weighted average manufacturing cost or acquisition price	LIFO valuation of stocks	Method of stock evaluation acc. to weighted average manufacturing cost or acquisition price	LIFO valuation of stocks	Method of stock evaluation acc. to weighted average manufacturing cost or acquisition price	LIFO valuation of stocks	Method of stock evaluation acc. to weighted average manufacturing cost or acquisition price	LIFO valuation of stocks
Unconsolidated gross profit	2 430 132	1 944 411	840 843	857 397	2 597 393	1 463 585	966 319	514 106
Unconsolidated net profit	2 068 008	1 674 574	667 172	680 581	2 081 544	1 163 160	788 299	422 006
Consolidated gross profit	2 984 059	2 468 888	1 347 710	1 378 189	4 855 957	3 729 277	1 221 227	770 011
Consolidated net profit	2 385 467	1 969 418	1 037 339	1 061 214	4 238 421	3 325 810	994 419	628 934

PKN ORLEN and the PKN ORLEN Capital Group apply a method of stock valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The results achieved by PKN and the Capital Group are, therefore, positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to stock valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above, increasing crude oil prices have a negative effect, and falling crude oil prices have a positive effect on the results in comparison to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movements. Thanks to the decrease of crude oil prices in Q3 2006, the dynamics of growth of crude oil prices was clearly lower than for 3 quarters of 2005. Therefore, the negative adjustment of the result due to LIFO valuation in 2006 is clearly smaller.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Legal basis*:

Art. 56 par. 1 pt 1 of the Law on 29 July 2005 on public offers and conditions of introduction of financial instruments into a structured trading system and on public companies (Dz. U. from 2005, No. 184, item 1539)

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the period of 9 and 3 months ended 30 September 2006 and 30 September 2005
(in tons)

Sale of light products in PKN ORLEN S.A. Group (by volume)	9 months ended 30 Sep. 2006 (unaudited data)	3 months ended 30 Sep. 2006 (unaudited data)	9 months ended 30 Sep. 2005 (unaudited data)	3 months ended 30 Sep. 2005 (unaudited data)	% change 9 months	% change 3 months
Wholesale of key light products, including:	**7 434 278**	**2 507 309**	**6 217 534**	**2 548 646**	**19.6%**	**-1.6%**
- Petrol	1 845 401	620 231	1 681 227	639 615	9.8%	-3.0%
- Diesel oil	3 861 793	1 301 126	2 709 461	1 250 649	42.5%	4.0%
- Jet A-1 (aviation fuel)	385 244	160 449	353 749	140 098	8.9%	14.5%
- Ekoterm	1 164 974	365 147	1 324 326	460 428	-12.0%	-20.7%
- LPG	176 866	60 356	148 771	57 856	18.9%	4.3%
Retail sales of engine fuels, including:	**3 015 833**	**1 087 335**	**2 576 865**	**958 246**	**17.0%**	**13.5%**
- Petrol	1 550 834	550 624	1 441 122	518 732	7.6%	6.1%
- Diesel oil	1 310 057	479 600	1 017 408	390 186	28.8%	22.9%
- Ekoterm	2	0	149	23	-98.7%	-100.0%
- LPG	154 940	57 111	118 186	49 305	31.1%	15.8%
Total sales of fuels, including:	**10 450 111**	**3 594 644**	**8 794 399**	**3 506 892**	**18.8%**	**2.5%**
- Engine fuels	9 285 135	3 229 497	7 469 924	3 046 441	24.3%	6.0%

APPENDIX V

PKN ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the period of 9 and 3 months
ended 30 September 2006 and 30 September 2005
(in tons)

ITEM	9 months ended 30 Sep. 2006 (unaudited data)	3 months ended 30 Sep. 2006 (unaudited data)	9 months ended 30 Sep. 2005 (unaudited data)	3 months ended 30 Sep. 2005 (unaudited data)	% change 9 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tons)	**13 389**	**4 750**	**10 865**	**4 317**	**23.2%**	**10.0%**
REFINERY OUTPUT						
Petrols	2 606 389	941 361	2 490 664	996 321	4.6%	-5.5%
Diesel oils	4 210 926	1 550 619	3 185 878	1 331 767	32.2%	16.4%
Heating oil III	584 581	82 620	485 299	112 472	20.5%	-26.5%
Ekoterm	957 684	281 592	1 136 265	360 833	-15.7%	-22.0%
Jet A-1	368 939	144 811	313 177	116 321	17.8%	24.5%
LPG	211 931	55 456	190 453	62 080	11.3%	-10.7%
Other refining products	1 650 093	740 489	1 338 582	576 646	23.3%	28.4%
TOTAL	**10 590 543**	**3 796 948**	**9 140 318**	**3 556 440**	**15.9%**	**6.8%**
SALES OF REFINING PRODUCTS						
Petrols	3 396 235	1 170 855	3 122 349	1 158 347	8.8%	1.1%
Diesel oils	5 171 850	1 780 726	3 726 869	1 640 835	38.8%	8.5%
Heating oil III	513 121	84 226	375 121	122 128	36.8%	-31.0%
Ekoterm	1 164 976	365 147	1 324 475	460 451	-12.0%	-20.7%
Jet A-1	385 244	160 449	353 749	140 098	8.9%	14.5%
LPG	331 806	117 467	266 957	107 161	24.3%	9.6%
Other refining products	1 573 119	619 998	1 454 028	696 482	8.2%	-11.0%
TOTAL	**12 536 351**	**4 298 868**	**10 623 548**	**4 325 502**	**18.0%**	**-0.6%**
CHEMICALS OUTPUT						
Polyethylene	360 570	117 201	140 708	89 040	156.3%	31.6%
Polypropylene	273 641	93 631	114 559	60 914	138.9%	53.7%
Ethylene	277 208	77 049	175 980	111 457	57.5%	-30.9%
Propylene	227 858	68 027	163 476	81 654	39.4%	-16.7%
Glycols	82 310	27 999	58 535	17 639	40.6%	58.7%
Ammonium nitrate	439 824	164 254	424 614	120 441	3.6%	36.4%
CANWIL	296 489	100 833	263 637	97 370	12.5%	3.6%
Polyvinyl chloride (PVC)	272 347	100 092	162 446	75 504	67.7%	32.6%
Other petrochemical products	1 696 599	511 033	935 094	559 324	81.4%	-8.6%
TOTAL	**3 926 846**	**1 260 119**	**2 439 049**	**1 213 343**	**61.0%**	**3.9%**
SALES OF CHEMICAL PRODUCTS						
Polyethylene	355 362	120 339	168 103	86 389	111.4%	39.3%
Polypropylene	275 202	90 799	127 432	66 043	116.0%	37.5%
Ethylene	185 563	64 012	72 229	34 561	156.9%	85.2%
Propylene	186 725	75 026	108 213	42 762	72.6%	75.5%
Glycols	84 095	27 959	61 583	17 079	36.6%	63.7%
Ammonium nitrate	410 266	144 076	409 755	147 628	0.1%	-2.4%
CANWIL	305 065	113 915	267 958	99 994	13.8%	13.9%
Polyvinyl chloride	267 100	88 784	182 656	76 677	46.2%	15.8%
Other petrochemical products	1 619 177	589 559	652 858	287 841	148.0%	104.8%
TOTAL	**3 688 555**	**1 314 469**	**2 050 787**	**858 974**	**79.9%**	**53.0%**

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the period of 9 and 3 months ended 30 September 2006 and 30 September 2005
(PLN '000)

ITEM	9 months ended 30 Sep. 2006 (unaudited data)	3 months ended 30 Sep. 2006 (unaudited data)	9 months ended 30 Sep. 2005 (unaudited data)	3 months ended 30 Sep. 2005 (unaudited data)	% change 9 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refinery (production + wholesale)	19 225 588	7 288 800	14 957 051	7 083 821	28.5%	2.9%
Refinery (retail)	11 033 469	4 136 200	9 959 748	3 998 560	10.8%	3.4%
Petrochemicals	6 806 410	2 514 508	3 091 798	1 272 726	120.1%	97.6%
Chemicals	1 875 681	661 649	1 232 996	482 553	52.1%	37.1%
Other activities	720 477	241 508	518 412	210 720	39.0%	14.6%
TOTAL	**39 661 625**	**14 842 665**	**29 760 005**	**13 048 380**	**33.3%**	**13.8%**
FINANCIAL RESULT[2]						
Refinery (production + wholesale)	1 970 146	916 756	3 133 896	1 108 697	-37.1%	-17.3%
Refinery (retail)	269 352	186 787	264 600	50 310	1.8%	271.3%
Petrochemicals	749 334	211 127	1 492 041	141 231	-49.8%	49.5%
Chemicals	142 633	56 708	161 463	-51 806	-11.7%	-
Other activities	41 579	-14 837	273 000	-16 394	-84.8%	-9.5%
Exclusions	-3 388	179	-248 307	642	-98.6%	-72.1%
Total of non-attributed items	-351 564	-177 777	-572 886	-141 903	-38.6%	25.3%
TOTAL	**2 818 092**	**1 178 943**	**4 503 807**	**1 090 777**	**-37.4%**	**8.1%**
EXPENDITURE ON FIXED ASSETS						
Refinery (production + wholesale)	350 679	123 850	373 020	169 194	-6.0%	-26.8%
Refinery (retail)	261 517	124 607	240 879	106 089	8.6%	17.5%
Petrochemicals	162 795	45 942	478 651	161 455	-66.0%	-71.5%
Chemicals	152 497	68 174	233 840	113 790	-34.8%	-40.1%
Other activities	124 710	50 438	91 247	37 338	36.7%	35.1%
Total of non-attributed items	32 410	18 886	30 374	5 736	6.7%	229.3%
TOTAL	**1 084 608**	**431 897**	**1 448 011**	**593 602**	**-25.1%**	**-27.2%**
DEPRECIATION AND AMORTISATION						
Refinery (production + wholesale)	419 297	146 132	438 221	192 121	-4.3%	-23.9%
Refinery (retail)	201 318	63 713	215 513	100 859	-6.6%	-36.8%
Petrochemicals	467 404	99 948	198 828	103 470	135.1%	-3.4%
Chemicals	224 083	131 328	146 268	99 957	53.2%	31.4%
Other activities	157 205	51 265	137 706	27 425	14.2%	86.9%
Total of non-attributed items	20 830	9 533	24 314	7 866	-14.3%	21.2%
TOTAL	**1 490 137**	**501 919**	**1 160 850**	**531 698**	**28.4%**	**-5.6%**

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the period of 9 and 3 months ended 30 September 2006 and 30 September 2005
(PLN '000)

ITEM	9 months ended 30 Sep. 2006 (unaudited data)	3 months ended 30 Sep. 2006 (unaudited data)	9 months ended 30 Sep. 2005 (unaudited data)	3 months ended 30 Sep. 2005 (unaudited data)	Change 9 months	Change 3 months
Operating cash flow						
Net profit	**2 385 467**	**1 037 339**	**4 238 421**	**994 419**	**-1 852 954**	**42 920**
Total adjustments:						
Share in financial profit of entities evaluated with equity method	-165 006	-65 821	-180 794	-69 730	15 788	3 909
Depreciation and amortisation	1 490 137	501 919	1 160 850	531 698	329 287	-29 779
Net dividends and interest	121 589	38 559	65 079	44 501	56 510	-5 942
Corporate income tax on profit before tax	598 592	310 371	617 536	226 808	-18 944	83 563
Profit (loss) on investment activities	-30 137	22 604	68 821	4 153	-98 958	18 451
Decrease / (increase) in receivables	-1 768 255	-644 692	-274 289	62 032	-1 493 966	-706 724
Decrease / (increase) in stocks	-398 545	201 807	-1 371 291	-72 005	972 746	273 812
Decrease / increase in liabilities and accrued expenses	902 370	309 105	798 939	-394 843	103 431	703 948
Decrease / increase in provisions	31 936	93 066	422 596	1 786	-390 660	91 280
Other adjustments*	41 226	-35 493	-2 232 596	-5 692	2 273 822	-29 801
Corporate income tax paid	-549 203	-235 690	-567 193	-222 906	17 990	-12 784
Net operating cash flow	**2 660 171**	**1 533 074**	**2 746 079**	**1 100 221**	**-85 908**	**432 853**
Investment cash flow						
Acquisition of property, plant and equipment and intangible assets	-1 323 457	-531 534	-1 496 341	-607 147	172 884	75 613
Gain on disposal of property, plant and equipment	132 770	49 164	46 689	27 130	86 081	22 034
Gain on disposal of shares	141 410	60 982	76 818	513	64 592	60 469
Acquisition of shares and interests	-58 874	-24 947	-1 341 410	-2 426	1 282 536	-22 521
Acquisition of short-term securities	-919 333	-823 615	-125 114	-43 296	-794 219	-780 319
Gain on disposal of short-term securities	86 132	30 094	1 155 033	191 486	-1 068 901	-161 392
Dividends and interest received	484 652	471 736	138 112	13 977	346 540	457 759
Loans (granted)/repaid	4 339	594	2 935	2 377	1 404	-1 783
Other adjustments**	-15 858	-11 049	-167 814	11 569	151 956	-22 618
Net investment cash flow	**-1 468 219**	**-778 575**	**-1 711 092**	**-405 817**	**242 873**	**-372 758**
Financing cash flow						
Gain on long- and short-term loans and borrowings ***	4 277 034	188 850	1 657 556	727 680	2 619 478	-538 830
Repayment of long- and short-term loans and borrowings ***	-4 802 470	-442 452	-1 583 753	-1 043 271	-3 218 717	600 819
Interest paid	-122 602	-34 166	-99 740	-40 479	-22 862	6 313
Dividends paid	0	0	-457 649	-457 649	457 649	457 649
Other adjustments	-26 192	-13 454	-24 222	-8 113	-1 970	-5 341
Net financing cash inflow/(outflow)	**-674 230**	**-301 222**	**-507 808**	**-821 832**	**-166 422**	**520 610**
Change in net cash	**517 722**	**453 277**	**527 179**	**-127 428**	**-9 457**	**580 705**
Foreign exchange gains/losses	1 378	2 035	170	451	1 208	1 584
Cash at beginning of period	**1 126 803**	**1 190 591**	**729 503**	**1 383 829**	**397 300**	**-193 238**
Cash at end of period, including:	**1 645 903**	**1 645 903**	**1 256 852**	**1 256 852**	**389 051**	**389 051**
Restricted cash	96 638	96 638	97 346	97 346	-708	-708

* incl. excess of fair value over the price of acquisition of Unipetrol a.s. shares in the amount of PLN 1,893,688 thousand in 2005

** incl. PLN (171 648) thousand in 2005, concerning gains/expenses due to the acquisition of receivables of the Unipetrol Group

*** incl. change of long-term financing in the amount of PLN 1,359,091 thousand in connection with the obtaining of more favourable conditions of loans and borrowings

Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	7 360 720	6 684 050	10.1%
Provisions	675 738	683 273	-1.1%
Corporate income tax payable	148 559	35 711	316.0%
Loans and borrowings	1 010 267	1 110 819	-9.1%
Deferred income	32 302	19 265	67.7%
Other financial liabilities	23 580	4 351	441.9%
Total short-term liabilities	**9 251 166**	**8 537 469**	**8.4%**
Total shareholders' equity and liabilities	**36 558 672**	**33 404 311**	**9.4%**

* initial capital was revaluated according to IAS 29

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 30 September 2006 and 31 December 2005
(PLN '000)

ITEM	30 Sep. 2006 (unaudited data)	31 Dec. 2005	% change
ASSETS			
Fixed assets			
Property, plant and equipment (tangible fixed assets)	18 405 000	18 510 754	-0.6%
Intangible assets	503 335	513 167	-1.9%
Goodwill	130 255	115 447	12.8%
Financial assets	574 420	550 984	4.3%
Shares and equity interests in entities consolidated with equity method	732 011	1 025 077	-28.6%
Loans granted	5 005	7 145	-30.0%
Deferred tax assets	67 659	62 131	8.9%
Property investments	38 970	11 557	237.2%
Perpetual usufruct right	82 109	76 172	7.8%
Other fixed assets	31 341	13 098	139.3%
Total fixed assets	**20 570 105**	**20 885 532**	**-1.5%**
Current assets			
Stocks	6 588 626	6 113 237	7.8%
Trade debtors and other receivables	6 543 722	4 777 638	37.0%
Income tax receivable	18 125	49 567	-63.4%
Short-term securities	939 824	104 925	795.7%
Loans granted	81	13	523.1%
Prepayments	155 587	145 853	6.7%
Cash and cash equivalents	1 645 903	1 126 803	46.1%
Other financial assets	82 870	111 899	-25.9%
Assets classified as appropriated for sale	**13 829**	**88 844**	**-84.4%**
Total current assets	**15 988 567**	**12 518 779**	**27.7%**
Total assets	**36 558 672**	**33 404 311**	**9.4%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Initial capital	534 636	534 636	0.0%
Initial capital revaluation adjustment	522 999	522 999	0.0%
Initial capital *	**1 057 635**	**1 057 635**	0.0%
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Share premium spare capital	**1 227 253**	**1 227 253**	**0.0%**
Hedging accounting capital	21 673	57 334	-62.2%
Currency-translation differences on subsidiary entities	69 754	-156 014	-
Retained profits, including:	16 716 016	14 510 303	15.2%
net profit of parent company shareholders	2 218 965	4 585 132	-51.6%
Shareholders' equity (attributable to shareholders of parent company)	**19 092 331**	**16 696 511**	**14.3%**
Minority interests	2 938 004	2 616 478	12.3%
Total shareholders' equity	**22 030 335**	**19 312 989**	**14.1%**
Long-term liabilities			
Loans and borrowings	3 141 314	3 405 978	-7.8%
Provisions	995 679	956 991	4.0%
Deferred income tax provisions	972 904	1 020 159	-4.6%
Other long-term liabilities	167 274	170 725	-2.0%
Total long-term liabilities	**5 277 171**	**5 553 853**	**-5.0%**

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the period of 9 and 3 months
ended 30 September 2006 and 30 September 2005
(PLN'000)

ITEM	9 months ended 30 Sep. 2006 (unaudited data)	3 months ended 30 Sep. 2006 (unaudited data)	9 months ended 30 Sep. 2005 (unaudited data)	3 months ended 30 Sep. 2005 (unaudited data)	% change 9 months	% change 3 months
Sales of products	38 183 635	14 147 684	29 217 208	13 139 196	30.7%	7.7%
Excise tax and other charges	-9 326 448	-3 478 767	-8 414 895	-3 375 821	10.8%	3.0%
Net revenue on sales of products	**28 857 187**	**10 668 917**	**20 802 313**	**9 763 375**	**38.7%**	**9.3%**
Sales of goods and materials	11 487 344	4 416 539	9 227 546	3 423 196	24.5%	29.0%
Excise tax and other charges	-590 268	-206 380	-194 475	-112 143	203.5%	84.0%
Net revenue of sales of goods and materials	**10 897 076**	**4 210 159**	**9 033 071**	**3 311 053**	**20.6%**	**27.2%**
Total sales revenues	**39 754 263**	**14 879 076**	**29 835 384**	**13 074 428**	**33.2%**	**13.8%**
Cost of manufacturing of products sold	-24 369 060	-8 914 409	-16 076 836	-7 765 451	51.6%	14.8%
Value of goods and materials sold	-9 880 335	-3 834 014	-8 491 905	-3 386 776	16.4%	13.2%
Costs of goods and materials sold	**-34 249 395**	**-12 748 423**	**-24 568 741**	**-11 152 227**	**39.4%**	**14.3%**
Gross profit on sales	**5 504 868**	**2 130 653**	**5 266 643**	**1 922 201**	**4.5%**	**10.8%**
Costs of sale	-1 889 822	-615 408	-1 579 197	-542 810	19.7%	13.4%
General administrative expenses	-800 126	-261 643	-681 682	-258 877	17.4%	1.1%
Other operating income *	374 446	128 522	2 156 052	90 851	-82.6%	41.5%
Other operating expenses	-373 019	-203 646	-687 404	-120 588	-45.7%	68.9%
Profit on disposal of all or part of equity interests of subordinated entities	1 745	465	29 395	0	-94.1%	-
Operating profit	**2 818 092**	**1 178 943**	**4 503 807**	**1 090 777**	**-37.4%**	**8.1%**
Financial income **	423 045	198 284	499 528	208 868	-15.3%	-5.1%
Financial expenses	-422 084	-95 338	-328 172	-148 148	28.6%	-35.6%
Net financial income and expenses	**961**	**102 946**	**171 356**	**60 720**	**-99.4%**	**69.5%**
Share in financial result of entities evaluated with equity method	165 006	65 821	180 794	69 730	-8.7%	-5.6%
Profit before tax	**2 984 059**	**1 347 710**	**4 855 957**	**1 221 227**	**-38.5%**	**10.4%**
Corporate income tax	-598 592	-310 371	-617 536	-226 808	-3.1%	36.8%
Net profit	**2 385 467**	**1 037 339**	**4 238 421**	**994 419**	**-43.7%**	**4.3%**
including:						
Profit attributable to minority interest	166 502	11 696	25 444	9 181	554.4%	27.4%
Profit attributable to parent company shareholders	**2 218 965**	**1 025 643**	**4 212 977**	**985 238**	**-47.3%**	**4.1%**

* including the excess of fair value over the price of acquisition of Unipetrol a.s. shares in the amount of PLN 1,893,688 thousand in 2005.

** including the amount of PLN 47,500 thousand in Q3 2006, representing the evaluation of financial instruments securing future payments for shares of Mažeikiu Nafta – hedging accounting was not applied towards these transactions due to the non-standard nature of instruments.

securities for the amount of PLN 793 million. In Q3 2005, the outflow of funds due to the acquisition of short-term securities totalled PLN 43,296 thousand.

In Q3 2006, the amount of net financing cash flow reached PLN (-) 301,222 thousand, whereas in the analogous period of 2005 it totalled PLN (-) 821,832 thousand. The negative result for this item in 2006 results from the repayment of long-term and short-term loans and borrowings in the amount of PLN 442,452 (as compared to PLN 1,043,271 thousand in the analogous period of 2005), whereas the gain on incurred loans reached PLN 188,850 thousand at the end of Q3 2006 (as compared to PLN 727,680 thousand in the analogous period of 2005).

As a result of the above cash flows, the amount of cash as at 30 September 2006 totalled PLN 1,645,903 thousand, which means an increase by PLN 389,051 thousand as compared to the end of September 2005.

The net profit for Q3 2006 exceeds the result for the analogous period of 2005 by PLN 42,920 thousand (by 4.3%).

Balance-Sheet

As at the end of the 3rd quarter of 2006, total assets amounted to PLN 36,558,672 thousand, which is a 9.4% increase towards 31 December 2005. The value of fixed assets rose by PLN 315,427 thousand (1.5%) in relation to their value as at 31 December 2005, and totalled PLN 20,570,105 thousand, mainly due to the decrease of shares and equity interests in entities consolidated with equity method by PLN 293,066 thousand in relation to their value as at 31 December 2005. As at the end of Q3 2006, the value of current assets grew from PLN 12,518,779 thousand (as at 31 December 2005) to PLN 15,988,567 thousand, mainly due to an increase in stocks, trade debtors and other receivables as well as cash and short-term securities by PLN 475,389 thousand, PLN 1,766,084 thousand and PLN 1,353,999 thousand, respectively. In comparison with the end of 2005, the working capital (current assets less short-term liabilities) increased from PLN 3,981,310 thousand to PLN 6,737,401 thousand.

At the end of Q3 2006, total shareholders' equity stood at PLN 22,030,335 thousand, which means an increase by PLN 2,717,346 thousand (i.e. 14.1%) in relation to the end of 2005, mainly due to an increase in retained profits by PLN 2,205,713 thousand and exchange differences from the recalculation of subordinated entities by PLN 225,768 thousand. Long-term liabilities amounted to PLN 5,277,171 thousand and dropped by PLN 276,682 thousand in relation to the end of 2005, mainly due to a decrease in the value of loans and borrowings by 264,664 thousand. The decrease of this item was caused mainly by a drop in short-term loans and borrowings by PLN 199 million in Unipetrol a.s. On the other hand, there was an increase in short-term liabilities from PLN 8,537,469 thousand as at 31 December 2005 to PLN 9,251,166 thousand as at 30 September 2006. With regard to short-term liabilities, there was a significant increase of trade creditors, other liabilities and accrued expense (by PLN 676,670 thousand) and an increase of corporate income tax payable (by PLN 112,848 thousand). The Group's total debt (loans, borrowings and securities) reached PLN 4,151,581 thousand as at 30 September 2006, which means a decrease by PLN 365,216 thousand as compared with the end of 2005.

Cash Flow

The Q3 2006 net operating cash flow stood at PLN 1,533,074 thousand, having risen by PLN 432,853 thousand towards the analogous quarter of 2005. This increase is attributable mainly to favourable trends with respect to liabilities and accrued expense (increase by PLN 309,105 thousand in Q3 2006, against a PLN 394,843 thousand decrease in Q3 2005) and stocks (decrease by PLN 201,807 thousand in Q3 2006, against a PLN 72,005 thousand increase in Q3 2005). At the same time, operating cash flow was affected unfavourably by trends with regard to receivables (in Q3 2006 the increase of receivables resulted in a decrease of cash by PLN 644,692 thousand, as compared to the increase by PLN 62,032 thousand in Q3 2005).

In Q3 2006, the net cash flow from investments totalled PLN (-) 778,575 thousand, whereas in the analogous period of 2005 the amount of cash for this activity totalled PLN (-) 405,817 thousand. The increase of investment expenses is a consequence of the fact that in Q3 2006 the Parent Company acquired short-term

Financial Review

Profit and Loss Account

Total sales revenues for Q3 2006 rose by PLN 1,804,648 thousand (i.e. 13.8%) in comparison with the analogous quarter of 2005 as a result of the increase in the Group's external sales in all segments: Refinery (Production + Wholesale), which rose by PLN 204,979 thousand (i.e. 2.9%), in Refinery (Retail), where external sales was higher by PLN 137,640 thousand (i.e. 3.4%), in Petrochemicals where external sales rose by PLN 1,241,782 thousand (i.e. 97.6%), in Chemicals, which rose by PLN 179,096 thousand (i.e. 37.1%) and in Other Activities, which rose by PLN 30,788 thousand (i.e. 14.6%). The rise in the value of external sales was accompanied by an increase in volume sales in Refinery (Retail), Petrochemicals and Chemicals by 13.2%, 71.4% and 21.4%, respectively, and by a decrease in Refinery (Production & Wholesale) and Other Activities by 4.2% and 41.5%, respectively. The rise in the value of sales revenues is also caused by continuously high prices of products on global stock exchanges.

In Q3 2006 operating costs increased by PLN 1,671,560 thousand (i.e. by 14.0%). The higher dynamics of operating cost is a result of the substantial increase of the level of business activity conducted by the Capital Group PKN ORLEN S.A. It is necessary to point out the decreasing share of fixed costs (depreciation, third party services, remuneration, taxes and other costs) in the total amount of operating costs. The 3rd quarter of 2006 saw an increase in the cost of manufacturing of products sold by PLN 1,148,958 thousand (by 14.8%), mainly as a result of higher costs of processed crude oil. In Q3 2006 the gross profit on sales totalled 2,130,653 thousand, exceeding the profit from the analogous quarter of 2005 by PLN 208,452 thousand, i.e. by 10.8%.

In Q3 2006, costs of sale rose by PLN 72,598 thousand (i.e. 13.4%) relative to Q3 2005, and totalled PLN 615,408 thousand, whereas general administrative expenses remained on a comparable level. The increase of costs of sale was affected mainly by the improvement of values of this item in Unipetrol a.s. and Basell Orlen Polyolefins Sp. z o.o., where costs of sale in Q3 2006 rose by the total amount of PLN 127 million in comparison with the analogous quarter of 2005.

The 3rd quarter of 2006 saw an increase of other operating revenues and costs by PLN 37,671 thousand and by PLN 83,058 thousand, respectively. The higher level of other operating costs in Q3 2006 was caused by the establishment of provisions for economic risk in the Parent Company in the amount of PLN 61 million. As a result of the above factors, the operating profit (EBIT) in Q3 2006 totalled PLN 1,178,943 thousand and exceeded the profit for Q3 2005 by PLN 88,166 thousand.

Financial income in Q3 2006 totalled PLN 198,284 thousand, having dropped by PLN 10,584 thousand in comparison with the Q3 2005 figure. The Group also reported a decrease in financial expenses by PLN 52,810 thousand towards the Q3 2005 figure. Consequently, the profit in this segment totalled PLN 102,946 thousand in Q3 2006, whereas in the analogous period of 2005 it was higher by PLN 42,226 thousand.

The share of entities evaluated with the equity method in the financial result amounted to PLN 65,821 thousand in Q3 2006, in comparison with PLN 69,730 thousand in Q3 2005.

The amount of income tax in Q3 2006 was PLN 310,371 thousand, which means an increase by PLN 83,563 thousand year on year.

Other Activities

Other Activities	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**1 482 928**	**477 917**	**478 749**	**154 291**	**1 164 853**	**353 425**	**447 120**	**135 659**	**27.3%**	**35.2%**	**7.1%**	**13.7%**
Third-party sales	720 477	232 195	241 508	77 833	518 412	157 290	210 720	63 934	39.0%	47.6%	14.6%	21.7%
Intra-company sales	762 451	245 722	237 241	76 458	646 441	196 135	236 400	71 725	17.9%	25.3%	0.4%	6.6%
Segment's costs	**-1 430 360**	**-460 975**	**-485 552**	**-156 483**	**-1 146 998**	**-348 008**	**-451 332**	**-136 937**	**24.7%**	**32.5%**	**7.6%**	**14.3%**
Other operating income	21 871	7 049	7 197	2 319	28 016	8 500	4 132	1 254	-21.9%	-17.1%	74.2%	84.9%
Other operating expenses	-32 860	-10 590	-15 231	-4 909	-32 167	-9 760	-16 314	-4 950	2.2%	8.5%	-6.6%	-0.8%
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	259 296	78 672	-	-	-	-	-	-
Segment's result*	**41 579**	**13 400**	**-14 837**	**-4 782**	**273 000**	**82 830**	**-16 394**	**-4 974**	**-84.8%**	**-83.8%**	**-9.5%**	**-3.9%**
Sales to third parties ('000 tons)	71		24		145		41		-51.0%		-41.5%	

**) The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.*

In addition to the companies involved in the production of energy and provision of services in PKN ORLEN S.A., the "Other Activities" segment includes a number of entities which were separated mainly within the Group restructuring process.

In Q3 2006, the "Other Activities" segment recorded a loss of PLN 14,837 thousand. For comparison, the operating loss in Q3 2005 was PLN 16,394 thousand. The negative result of these activities was affected mainly by the part of activities of Unipetrol a.s. capital group, which brought a loss of PLN 15,654.5 thousand in Q3 2006.

The implementation of the OPTIMA Program yielded PLN 13,834 thousand in savings for the segment in Q3 2006, which constitutes 22% of the potential assumed for the year 2006. In comparison with Q3 2005, Q3 2006 saw an increase of outlays for fixed and intangible assets by PLN 13,100 thousand.

Chemicals

Chemicals	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**1 880 764**	**606 131**	**663 598**	**213 864**	**1 306 139**	**396 292**	**555 188**	**168 448**	**44.0%**	**53.0%**	**19.5%**	**27.0%**
Third-party sales	1 875 681	604 493	661 649	213 236	1 232 996	374 100	482 553	146 410	52.1%	61.6%	37.1%	45.6%
Intra-company sales	5 083	1 638	1 949	628	73 143	22 192	72 635	22 038	-	-	-	-
Segment's costs	**-1 751 973**	**-564 624**	**-608 398**	**-196 074**	**-1 279 876**	**-388 324**	**-615 343**	**-186 700**	**36.9%**	**45.4%**	**-1.1%**	**5.0%**
Other operating income	20 400	6 574	2 512	810	13 363	4 054	8 703	2 641	52.7%	62.2%	-71.1%	-69.3%
Other operating expenses	-6 558	-2 114	-1 004	-324	-2 099	-637	-354	-107	212.4%	231.9%	183.6%	202.8%
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	123 936	37 603	-	-	-	-	-	-
Segment's result*	**142 633**	**45 968**	**56 708**	**18 276**	**161 463**	**48 989**	**-51 806**	**-15 718**	**-11.7%**	**-6.2%**	**-**	**-**
Sales to third parties ('000 tons)	1 406		453		1 002		373		40.3%		21.4%	

**) The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.*

In 2006, the Chemical segment was divided into two areas of operation: Petrochemicals and Chemicals. The new Chemicals segment includes the activity of the following companies: Zakłady Azotowe "Anwil" S.A., Spolana a.s. (subsidiary of Unipetrol a.s.), ORLEN PetroProfit Sp. z o.o.

In Q3 2006 the segment's revenue was PLN 108,410 thousand (19.5%) higher than in the analogous period of 2005. In the said quarter, the sales volume of main products of the segment increased, e.g. for polyvinyl chloride – by 15.8%, for soda lye – by 441.7% and for CANWIL – by 13.9%. The sales increase for these products is a consequence of lower supplies of ethylene to Anwil S.A. in the 3rd quarter of 2005 caused by the repair shutdown of Olefin II in the Parent Company and by the increased demand for fertilizers in connection with price increases forecasted by the market for this product. The high demand for polyvinyl chloride in Q3 2006 was caused by the continuous boom on the market of investment goods, especially in the building sector. In addition, the repair shutdown of one of the biggest producers on the PVC market – Borsodchem – enforced an increase of prices in this product area. The record volume sales of soda lye results from the relatively high demand for sodium hydroxide together with limited supply. Favourable trends in sales of the above products contributed to the improvement of results of Anwil S.A. In Q3 2006 the operating profit of the company rose by PLN 42 million in comparison with the Q3 2005. On the other hand, Spolana a.s. – a company of the Czech group Unipetrol – recorded an operating loss of PLN 4 million in Q3 2006.

Due to the above factors, the segment's result was PLN 56,708 thousand, whereas in Q3 2005 it reached PLN 51,806 thousand. In comparison with Q3 2005, Q3 2006 saw a decrease of outlays for fixed and intangible assets by PLN 45,616 thousand.

The implementation of the OPTIMA Program yielded PLN 21,590 thousand in savings for the segment in Q3 2006, which constitutes 42% of the potential assumed for the year 2006.

Petrochemicals

Petrochemicals	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**10 117 353**	**3 260 612**	**3 931 803**	**1 267 138**	**4 676 976**	**1 419 028**	**1 867 729**	**566 683**	**116.3%**	**129.8%**	**110.5%**	**123.6%**
Third-party sales	6 806 410	2 193 564	2 514 508	810 374	3 091 798	938 074	1 272 726	386 154	120.1%	133.8%	97.6%	109.9%
Intra-company sales	3 218 305	1 037 193	1 380 884	445 030	1 509 799	458 084	568 955	172 625	113.2%	126.4%	142.7%	157.8%
Settlement value of hedging transactions	92 638	29 855	36 411	11 735	75 379	22 871	26 048	7 903	22.9%	30.5%	39.8%	48.5%
Segment's costs	**-9 326 513**	**-3 005 741**	**-3 677 809**	**-1 185 281**	**-4 060 641**	**-1 232 028**	**-1 723 906**	**-523 046**	**129.7%**	**144.0%**	**113.3%**	**126.6%**
Other operating income	78 567	25 321	32 931	10 613	48 105	14 595	36 079	10 947	63.3%	73.5%	-8.7%	-3.1%
Other operating expenses	-120 073	-38 697	-75 798	-24 428	-65 320	-19 819	-38 671	-11 733	83.8%	95.3%	96.0%	108.2%
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	892 921	270 919	-	-	-	-	-	-
Segment's result*	**749 334**	**241 495**	**211 127**	**68 042**	**1 492 041**	**452 696**	**141 231**	**42 851**	**-49.8%**	**-46.7%**	**49.5%**	**58.8%**
Sales to third parties ('000 tons)	2 259		833		1 050		486		115.1%		71.4%	

*) *The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.*

In 2006 the Chemical segment was divided into two areas of operation: Petrochemicals and Chemicals. The new Petrochemicals section includes the activity of the following companies attributable to it: PKN ORLEN S.A., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the Petrochemical part of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins Sp. z o.o.

During the 3rd quarter of 2006, the segment's revenues were higher by PLN 2,064,074 thousand (by 110.5%), and external volume sales rose by 71.4%. Q3 2006 saw an increase in sales volume of most primary products of the segment, incl. polyethylene – by 39.3%, polypropylene – by 37.5%, ethylene – by 85.2%, benzene – by 36.5%. Such high increases of sales are a consequence of the repair shutdown of the Olefin II installation in the 3rd quarter of 2005.

In Q3 2006, the segment's result was PLN 211,127 thousand, whereas in Q3 2005 it reached PLN 141,231 thousand. It must be noted that very good results were generated by the Parent Company, whose result attributable to this segment reached PLN 104 million in Q3 2006, whereas in the analogous period of 2005 it was PLN 25 million. A favourable result was also generated by Basell Orlen Polyolefins Sp. z o.o., which increased its operating profit by PLN 20 million. The result generated by companies of Unipetrol a.s. belonging to this segment was PLN 9 million lower than the profit for Q3 2005. The level of results of this segment was significantly affected by an increase of margins on petrochemical products. The estimated favourable impact of the increase of margins in the Parent Company amounted to PLN 69 million (allowing for price discounts).

The implementation of the OPTIMA Program yielded PLN 431 thousand in savings for this segment in Q3 2006, which constitutes 36% of the potential assumed for the year 2006.

The decrease of outlays for fixed and intangible assets by PLN 115,513 thousand in Q3 2006 was caused by investment works being carried out on the Olefin II installation and at Basell Orlen Polyolefins Sp. z o.o. in the 3rd quarter of 2005.

Refinery (Retail)

Refinery (Retail)	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**11 061 512**	**3 564 895**	**4 144 179**	**1 335 583**	**9 991 779**	**3 031 578**	**4 007 895**	**1 216 024**	**10.7%**	**17.6%**	**3.4%**	**9.8%**
Third-party sales	11 033 469	3 555 857	4 136 200	1 333 011	9 959 748	3 021 860	3 998 560	1 213 192	10.8%	17.7%	3.4%	9.9%
Intra-company sales	28 043	9 038	7 979	2 571	32 031	9 718	9 335	2 832	-12.5%	-7.0%	-14.5%	-9.2%
Segment's costs	**-10 874 739**	**-3 504 702**	**-3 980 595**	**-1 282 863**	**-9 869 532**	**-2 994 488**	**-3 952 466**	**-1 199 207**	**10.2%**	**17.0%**	**0.7%**	**7.0%**
Other operating income	121 242	39 074	39 365	12 687	79 802	24 213	29 361	8 908	51.9%	61.4%	34.1%	42.4%
Other operating expenses	-38 663	-12 460	-16 162	-5 209	-89 869	-27 267	-34 480	-10 461	-57.0%	-54.3%	-53.1%	-50.2%
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	152 420	46 245	-	-	-	-	-	-
Segment's result*	**269 352**	**86 807**	**186 787**	**60 198**	**264 600**	**80 282**	**50 310**	**15 264**	**1.8%**	**8.1%**	**271.3%**	**294.4%**
Sales to third parties ('000 tons)	3 019		1 088		2 586		961		16.7%		13.2%	

**) The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.*

The Retail segment includes the activity of the following companies attributable to this area: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. from the Czech holding Unipetrol a.s.

In Q3 2006, the segment's revenue increased by PLN 136,284 thousand (3.4%) over Q3 2005. The growth of revenue of the segment was caused by a rise in sales volumes by 127 thousand tons, i.e. by 13.2%, due to the remarkable increase of diesel oil sales by 22.9% and Eurosuper 95 petrol by 15.5%. In Q3 2006 the result of the segment reached the level of PLN 186,787 thousand, whereas in the analogous period of 2005 it amounted to PLN 50,310 thousand. The profit generated by PKN ORLEN S.A. in this segment in Q3 2006 was PLN 163,717 thousand (as compared to the profit of PLN 41,554 thousand in Q3 2005). PKN ORLEN's German operations attributable to the retail segment* brought a profit of PLN 12,566 thousand in Q3 2006 (as compared to the profit of PLN 12,077 thousand in Q3 2005). In the period under analysis, the volume sales of all fuels increased, as a result of which the operating result of the Parent Company rose by PLN 34 million. The 3rd quarter of 2006 saw also favourable trends with regard to margins on non-fuel goods and services, which rose by 19.9% to the level of PLN 83 million during that period. In comparison with the analogous quarter of 2005, Q3 2006 saw an increase of unit margins on petrols and diesel oil and a decrease of margins on LPG. The estimated favourable impact of unit margins on the operating result of PKN ORLEN S.A. reached the level of PLN 34 million.

The implementation of the OPTIMA Program yielded PLN 52,090 thousand in savings for this segment in Q3 2006, which constitutes 69% of the potential assumed for the year 2006.

In comparison with Q3 2005, Q3 2006 saw the increase of outlays for fixed and intangible assets by PLN 18,518 thousand.

*) ORLEN Deutschland conducts also wholesale operations attributable to the production and wholesale segment.

Parent Company, which generated PLN 647,410 thousand in Q3 2006, i.e. 33.4% lower than the result from the analogous quarter of 2005. The capital group Unipetrol a.s., generated a profit of PLN 133,379 thousand in Q3 2006 (as compared to PLN 73,558 thousand in Q3 2005).

In comparison with Q3 2005, Q3 2006 saw the decrease of outlays for fixed and intangible assets by PLN 45,344 thousand.

Refinery (Production + Wholesale)

Refinery (Production + Wholesale)	9 months ended 30 Sep. 2006		3 months ended 30 Sep. 2006		9 months ended 30 Sep. 2005		3 months ended 30 Sep. 2005		% change 9 months		% change 3 months	
Results acc. to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**32 252 241**	**10 394 225**	**12 427 801**	**4 005 221**	**22 423 905**	**6 803 576**	**10 609 458**	**3 218 987**	**43.8%**	**52.8%**	**17.1%**	**24.4%**
Third-party sales	19 225 588	6 196 006	7 288 800	2 349 028	14 957 051	4 538 078	7 083 821	2 149 283	28.5%	36.5%	2.9%	9.3%
Intra-company sales	13 026 653	4 198 219	5 139 001	1 656 193	7 466 854	2 265 498	3 525 637	1 069 704	74.5%	85.3%	45.8%	54.8%
Segment's costs	**-30 286 483**	**-9 760 702**	**-11 514 741**	**-3 710 961**	**-19 843 662**	**-6 020 711**	**-9 480 225**	**-2 876 369**	**52.6%**	**62.1%**	**21.5%**	**29.0%**
Other operating income	99 468	32 056	33 558	10 815	85 773	26 024	9 803	2 974	16.0%	23.2%	242.3%	263.7%
Other operating expenses	-95 080	-30 642	-29 862	-9 624	-157 868	-47 898	-30 339	-9 205	-39.8%	-36.0%	-1.6%	4.6%
Excess of net fair value of acquired assets over the acquisition price	-	-	-	-	625 748	189 856	-	-	-	-	-	-
Segment's result*	**1 970 146**	**634 937**	**916 756**	**295 451**	**3 133 896**	**950 847**	**1 108 697**	**336 387**	**-37.1%**	**-33.2%**	**-17.3%**	**-12.2%**
Sales to third parties ('000 tons)	9 549		3 223		8 040		3 366		18.8%		-4.2%	

**)The segment's operating result, net of costs not attributed to any of the segments and applicable to the entire Group.*

The most important companies belonging to the Refinery segment include: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Petrogaz Płock Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o. and companies from the Czech holding Unipetrol a.s.: Paramo a.s., Unipetrol Rafinerie a.s., and Ceska Rafinerska a.s.

The segment's revenues expanded by 17.1%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels (increase of commodity prices for petrols – by 7.6%, diesel oil – by 8.7%, Ekoterm – by 8.6% and Jet A-1 – by 10.1%). As regards the volume sales of the segment's products in Q3 2006 in relation to the analogous quarter of 2005, sales of petrols dropped by 19.4 thousand tons (by 3.0%), which means a decrease by 124,074,000 PLN in terms of value, and sales of Ekoterm dropped by 95.3 thousand tons (by 20.7%), which means a decrease by 160,442,000 PLN in terms of value. At the same time, the biggest sales increase was recorded for diesel oil - by 50.5 thousand tons (i.e. by 4.0%), which means an increase by 336,371,000 PLN in terms of value. The drop in sales of petrols results, among others, from the lower demand for petrol and the increasing popularity of alternative fuel – LPG. Lower sales of light heating oil are caused by frequent transition to other heat carriers, such as gas, coal or coal dust, especially among technological consumers. The high dynamics of diesel oil sale was caused largely by the effect of growing consumption of this fuel on the domestic market.

The results of the segment were affected negatively by the drop of the quoted URAL/Brent oil differential level by 14.7% to USD 3.67/bbl, which reduced the operating result of the Parent Company by PLN 68 m. In addition, EBIT of the Parent Company was lower by PLN 76 m as a result of the decrease of refinery margins on primary products of the segment.

In Q3 2006, the implementation of the OPTIMA Program yielded PLN 28,796 thousand in savings for the segment, i.e. 30% of the potential assumed for the year 2006.

In Q3 2006, costs of this segment rose by 21.5% due to the high level of petroleum prices (increase by 12.9%).

As a result of the above factors, the segment's result for Q3 2006 reached PLN 916,756 thousand, whereas in the analogous period of 2005 it amounted to PLN 1,108,697 thousand. This decrease was influenced mainly by the

Financial data by Area of Activity (Segment)

Market Overview

In the 3rd quarter of 2006, the average price of commodity Brent oil was USD 69.61/bbl, having gone up by USD 7.94/bbl (12.9%) year on year. This rise in oil prices went hand in hand with the decrease of the URAL/Brent differential by 14.7%, i.e. from USD 4.3/bbl in Q3 2005 to USD 3.67 USD/bbl in Q3 2006. In Q3 2006, the average commodity price of petrols was USD 691.01/t, which means a USD 48.61/t, or 7.6%, increase over Q3 2005. Price increases were also reported for diesel oil, Ekoterm and JET A-1 fuel - by USD 52.2/t, USD 49.43/t and USD 63.72/t, respectively (i.e. by 8.7%, 8.6% and 10.1%).

The high prices of products were accompanied by a decrease of commodity crack margins for petrols (by 6.8%), diesel oil (by 6.2%) and light heating oil (by 10.1%). Only in the case of JET A-1 fuel, the commodity margins in Q3 2006 increased in comparison with the analogous period of 2005 (by 1.9%). The 3rd quarter of 2006 was characterised by high commodity margins for benzene, ethylene, propylene, phenol, butadiene and acetone. For these products, margins rose by 40.4%, 88.5%, 56.7%, 18.8%, 26.0% and 21.7%, respectively. On the other hand, a negative margin of 57.USD/t was recorded for glycols (as compared to 135.4 USD/t in Q3 2005).

In Q3 2006 the Euro exchange rate decreased against the Polish currency by 1.6% (falling from PLN 4.02 /EUR in Q3 2005 to PLN 3.96/EUR in Q3 2006) and the U.S. dollar exchange rate decreased by 6.1% (falling from PLN 3.30/USD in Q3 2005 to PLN 3.10/USD in Q3 2006).

According to the estimations based on data provided by Nafta Polska S.A. and Agencja Rynku Energii S.A., the domestic consumption of fuels (petrols, diesel oil and light heating oil) rose by approximately 270,000 tons (by 7.6%) in Q3 2006 year on year, amounting to 3,839,000 tons. In the period under analysis, the consumption of petrols rose to the level of 1,115,000 tons (by 2.1%) and the growth of diesel oil consumption was very dynamic, amounting to 24.0% (2,321,000 tons). According to the Central Statistics Office (GUS), in Q3 2006 primary areas of economy were characterised by a high increase rate, and the dynamics of production sold in the industry exceeded 12%. In the section of crude oil refining products, the dynamics of production reached 14.8% in Q3 2006.

According to the estimations of the Market Economy Research Institute (IBnGR), the dynamics of growth of the gross national product was still high in Q3 2006. The gross national product in Q3 2006 is estimated to have grown by 5.6% towards the analogous period of 2005.

In the 3rd quarter of 2006, prices of consumer goods and services rose by 0.2% in comparison with the 2nd quarter of 2006 and by 1.5% in comparison with the end of 2005. In the 3rd quarter of 2005, there was a deflation on the level of 0.2% towards the 2nd quarter of 2005. In comparison with the analogous quarter of 2005, prices of consumer goods and services rose by 1.4% in Q3 2006. The rapid economic growth in the last few quarters brought the expected further improvement of situation on the labour market. The unemployment rate at the end of Q3 2006 was 15.2%, which means its decrease by 2.4 percentage points towards the analogous period of 2005.

Financial Results of PKN ORLEN Group for Q3 2006 according to IFRS

Summary of results

Refinery and Retail

- The increase of oil throughput by 10% led to a 1.1% increase of petrol sales, 8.5% increase of diesel oil sales and 9.6% increase of LPG sales.
- The decrease of the Ural-Brent differential (15%, y/y) affected the operating result negatively in the amount of (-) PLN 68 m (y/y).
- The negative impact of decreasing refinery margins on the result in the amount of (-) PLN 76 m.
- Significant improvement of results of companies from the segment (Q3, y/y): Unipetrol (by 83%), ORLEN Deutschland (by 50%), ORLEN Asfalt (by 86%), ORLEN Gaz (by 291%).
- Increase of unit margins on petrols and diesel oil and retail sales volumes contributed to very good results in the Retail segment.

Petrochemicals

- Increase of ethylene production by 91 tt and propylene production by 62 tt (y/y) in PKN ORLEN S.A. as a result of start-up of new Olefin II installations.
- Favourable trends in petrochemical margins (allowing for the system of price discounts used in PKN) had a positive impact on the result of the Parent Company in the segment in the amount of (+) PLN 69 m (y/y).
- High share of the segment's companies in the results of the Petrochemical segment: Unipetrol (PLN 89 m) and BOP (PLN 41 m).

Summary

- PLN 1,743 m (EBITDA) vs. PLN 1,623 m in Q3 2005 – the worsening of macroeconomic factors observed in the Refinery area was compensated with high results of Capital Group companies (increase by almost PLN 152 m, y/y).
- The low level of the net debt ratio of shareholders' equities resulting from the high level of cash and short-term investments makes it possible to implement the M & A strategy.
- The OPTIMA program, aimed at savings in the field of operating costs, resulted in measurable savings of PLN 117 m.
- Fixed costs in the Parent Company (excluding costs of strategic projects and depreciation) fell below the last year's level in Q3 2006, in spite of the increased scale of operation.

Key financial data

Q3/06	Q2/06	q/q +/- (%)	Q3/05	y/y +/- (%)	in million (PLN), unless stated otherwise	2006	2005	y/y +/- (%)
917	926	*-1,0*	1 109	*-17,3*	*Refinery*	1 970	3 134	*-37,1*
211	223	*-5,4*	141	*49,6*	*Petrochemicals*	749	1 492	*-49,8*
57	34	*67,6*	-52	*-209,6*	*Chemicals*	143	161	*-11,2*
187	76	*146,1*	50	*274,0*	*Retail*	269	265	*1,5*
-15	8	*-287,5*	-16	*-6,3*	*Other* [1]	42	273	*-84,6*
-178	-67	*165,7*	-141	*26,2*	*Not attributed* [2]	-355	-821	*-56,8*
1 179	1 200	*-1,8*	1 091	*8,1*	**EBIT**	2 818	4 504	*-37,4*
-63	0	-	0	-	*Non-recurrent events* [3]	-63	1 894	*-103,3*
0	0	-	0	-	*Refinery*	0	626	-
0	0	-	0	-	*Petrochemicals*	0	893	-
0	0	-	0	-	*Chemicals*	0	124	-
-2	0	-	0	-	*Retail*	-2	152	*-101,3*
-3	0	-	0	-	*Other* [1]	-3	259	*-101,2*
-58	0	-	0	-	*Not attributed* [2]	-58	-160	*-63,8*
1 242	1 200	*3,5*	1 091	*13,8*	**Cleared EBIT** [3]	2 881	2 610	*10,4*
1 681	1 644	*2,3*	1 623	*3,6*	**EBITDA**	4 308	5 665	*-23,9*
1 744	1 644	*6*	1 623	*7,5*	**Cleared EBITDA** [3]	4 371	3 771	*15,9*
1 037	958	*8,2*	994	*4,3*	**Net profit**	2 385	4 238	*-43,7*
1 026	881	*16,5*	985	*4,2*	**Profit of Parent Company's shareholders**	2 219	4 213	*-47,3*
1 077	881	*22,2*	985	*9,3*	**Cleared profit of Parent Company's shareholders** [3]	2 270	2 319	*-2,1*
1 533	1 684	*-9,0*	1 100	*39,4*	**Operating cash flow**	2 660	2 746	*-3,1*
16,0	16,0	*-0,2*	16,7	*-4,3*	**ROACE (%)** [4]	13,2	27,3	*-51,7*
10,9	18,4	*-41,0*	17,1	*-36,5*	**Shareholder's equity net debt ratio (%)** [5]	11,7	10,9	*7,3*
2,40	2,06	*16,4*	2,30	*4,1*	**EPS**	5,19	9,85	*-47,3*
2,52	2,06	*22,2*	2,30	*9,3*	**Cleared EPS**	5,31	5,42	*-2,1*
0,00	0,00	-	2,13	-	**Dividend per share**	0,00	2,13	-

1) Entities responsible for media, social welfare activity and service companies of PKN ORLEN S.A.
2) Includes PKN Corporate Centre and companies not listed in previous segments
3) Non-recurrent events: excess of net fair value of acquired assets over the acquisition price
4) ROACE = operating profit after tax / average exposed capital (shareholder's equity + net debt)
5) Calculated for average amounts of balance-sheet items

Macroeconomic factors:

Q3/06	Q2/06	q/q +/- (%)	Q3/05	y/y +/- (%)		2006	2005	y/y +/- (%)
3,96	5,65	*-29,9*	6,09	*-35,0*	**Average refinery margin** [1] **(USD/bbl)**	4,03	5,09	*-20,8*
3,67	4,81	*-23,7*	4,30	*-14,7*	**Ural/Brent differential (USD/bbl)**	4,03	4,32	*-6,7*
69,61	69,60	*0,0*	61,67	*12,9*	**Average Brent oil price (USD/bbl)**	67,00	53,77	*24,6*
3,10	3,14	*-1,3*	3,30	*-6,1*	**Average PLN/USD rate** [2]	3,14	3,22	*-2,5*
3,96	3,95	*0,3*	4,02	*-1,5*	**Average PLN/EUR rate** [2]	3,91	4,06	*-3,7*
623,16	566,03	*10,1*	330,57	*88,5*	**Average margin on ethylene (USD/t)**	559,91	494,37	*13,3*
537,61	513,55	*4,7*	343,05	*56,7*	**Average margin on propylene (USD/t)**	511,75	458,16	*11,7*

1) Calculated on the basis of the algorithm: Products (88.36%) vs. Brent Dtd (100%).
Products include: Petrols (25.21%), Diesel Oil (23.20%), Petroleum (16.51%), LHO (15.31%),
(Source: quotations of CIF NWE, excluding HSFO FOB ARA)
2) Source: NBP

Regulatory Announcement

PKN ORLEN SA
SEC File
82-5036

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3rd Quarter Results
Released	07:00 09-Nov-06
Number	8006L

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the third quarter of 2006. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/8006l_-2006-11-9.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. website: www.orlen.pl .

END

Close

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD OF 9 AND 3 MONTHS ENDED 30 SEPTEMBER 2006 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

PKN ORLEN SA
SEC File
82-5036

SECURITIES AND EXCHANGE COMMISSION

Consolidated Quarterly Report QSr III quarter/ 2006

quarter / (current year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Decree of 19 October 2005,Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the third quarter of the reporting year 2006, that is for the period from 1 January 2006 to 30 September 2006 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

On 9 November 2006
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN	***CHEMICAL (che)***
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	***PŁOCK***
(zip code)	(location)
CHEMIKÓW	**7**
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.
SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	III quarter (cummulative data) period from 1.01.2006 to 30.09.2006	III quarter (cummulative data) period from 1.01.2005 to 30.09.2005	III quarter (cummulative data) period from 1.01.2006 to 30.09.2006	III quarter (cummulative data) period from 1.01.2005 to 30.09.2005
data in respect of consolidated financial statement				
I. Total sales revenues	39 754 263	29 835 384	10 148 902	7 616 702
II. Profit / (Loss) from operations **	2 818 092	4 503 807	719 433	1 149 781
III. Profit before tax **	2 984 059	4 855 957	761 803	1 239 682
IV. Net profit attributable to equity holders of the parent **	2 218 965	4 212 977	566 482	1 075 535
V. Net cash provided by operating activities	2 660 171	2 746 079	679 117	701 049
VI. Net cash used in investing activities	(1 468 219)	(1 711 092)	(374 823)	(436 826)
VII. Net cash provided by / (used in) financing activities	(674 230)	(507 808)	(172 124)	(129 639)
VIII. Net change in cash and cash equivalents	517 722	527 179	132 170	134 584
	as of 30 September 2006	as of 31 December 2005	as of 30 September 2006	as of 31 December 2005
IX. Non-current assets	20 570 105	20 885 532	5 163 827	5 243 010
X. Current assets	15 988 567	12 518 779	4 013 698	3 142 658
XI. Total Assets	36 558 672	33 404 311	9 177 525	8 385 669
XII. Long-term liabilities	5 277 171	5 553 853	1 324 757	1 394 214
XIII. Short-term liabilities	9 251 166	8 537 469	2 322 371	2 143 208
XIV. Equity	22 030 335	19 312 989	5 530 397	4 848 246
XV. Share capital*	1 057 635	1 057 635	265 504	265 504
XVI. Equity (attributed to equity holders of the parent company)	19 092 331	16 696 511	4 792 853	4 191 417
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	51,51	45,15	12,93	11,34

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	III quarter (cummulative data) period from 1.01.2006 to 30.09.2006	III quarter (cummulative data) period from 1.01.2005 to 30.09.2005	III quarter (cummulative data) period from 1.01.2006 to 30.09.2006	III quarter (cummulative data) period from 1.01.2005 to 30.09.2005
data in respect of condensed financial statement				
I. Total sales revenues	25 118 496	16 069 948	6 412 524	4 102 512
II. Profit / (Loss) from operations	1 806 433	2 223 743	461 166	567 701
III. Profit before tax	2 430 132	2 597 393	620 391	663 091
IV. Net profit	2 068 008	2 081 544	527 944	531 399
V. Net cash provided by operating activities	826 707	1 329 397	211 051	339 383
VI. Net cash used in investing activities	(891 661)	(991 172)	(227 633)	(253 037)
VII. Net cash provided by / (used in) financing activities	13 656	(294 268)	3 486	(75 124)
VIII. Net change in cash and cash equivalents	(51 298)	43 957	(13 096)	11 222
IX. Earnings and diluted earnings per ordinary share (in PLN/EUR)	4,84	4,87	1,23	1,24
	as of 30 September 2006	as of 31 December 2005	as of 30 September 2006	as of 31 December 2005
X. Non-current assets	11 881 098	11 921 862	2 982 578	2 992 811
XI. Current assets	10 062 190	7 288 258	2 525 967	1 829 612
XII. Total assets	21 943 288	19 210 120	5 508 545	4 822 422
XIII. Long-term liabilities	2 282 202	2 302 788	572 914	578 082
XIV. Short-term liabilities	4 767 393	4 042 629	1 196 785	1 014 843
XV. Equity	14 893 693	12 864 703	3 738 846	3 229 497
XVI. Share capital*	1 057 635	1 057 635	265 504	265 504
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	34,82	30,08	8,74	7,55

* share capital after revaluation in accordance with IAS 29.
** including in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol Group in the amount of PLN 1,893,688 thousand

The above data for III quarter 2006 and 2005 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published as of 30 September 2006 – 3,9835 PLN/EUR,
- specific items in income statement and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 30 September 2006) – 3,9171 PLN / EUR.

CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	30 September 2006 (unaudited)	31 December 2005
	(in PLN thousand)	
ASSETS		
Non-current assets		
Property, plant and equipment	18 405 000	18 510 754
Intangible assets	503 335	513 167
Goodwill	130 255	115 447
Long-term financial investments	574 420	550 984
Investments in associates	732 011	1 025 077
Loans (granted)	5 005	7 145
Deferred tax assets	67 659	62 131
Investment property	38 970	11 557
Perpetual usufruct of land	82 109	76 172
Other non-current assets	31 341	13 098
Total non-current assets	**20 570 105**	**20 885 532**
Current assets		
Inventory	6 588 626	6 113 237
Trade and other receivables	6 543 722	4 777 638
Income tax receivable	18 125	49 567
Short-term investments	939 824	104 925
Loans (granted)	81	13
Short-term prepayments	155 587	145 853
Cash and cash equivalents	1 645 903	1 126 803
Other financial assets	82 870	111 899
Non-current assets clasiffied as held for sale	13 829	88 844
Total current assets	**15 988 567**	**12 518 779**
Total assets	**36 558 672**	**33 404 311**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital*	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**21 673**	**57 334**
Foreign exchange differences on subsidiaries from consolidation	**69 754**	**(156 014)**
Retained earnings	**16 716 016**	**14 510 303**
incl. net profit atributable to equity holders of the parent	2 218 965	4 585 132
Total equity (attributed to equity holders of the parent company)	**19 092 331**	**16 696 511**
Minority interest	2 938 004	2 616 478
Total equity	**22 030 335**	**19 312 989**
Long-term liabilities		
Interest-bearing loans and borrowings	3 141 314	3 405 978
Provisions	995 679	956 991
Deferred tax liabilities	972 904	1 020 159
Other long-term liabilities	167 274	170 725
Total long-term liabilities	**5 277 171**	**5 553 853**
Short-term liabilities		
Trade and other liabilities and accrued expenses	7 360 720	6 684 050
Provisions	675 738	683 273
Income tax liability	148 559	35 711
Interest-bearing loans and borrowings	1 010 267	1 110 819
Deferred income	32 302	19 265
Other short-term financial liabilities	23 580	4 351
Total short-term liabilities	**9 251 166**	**8 537 469**
Total liabilities and shareholders' equity	**36 558 672**	**33 404 311**

*share capital after revaluation in accordance with IAS 29

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED INCOME STATEMENT

(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	for 9 months ended 30 September 2006 (unaudited)	for 9 months ended 30 September 2005 (unaudited)
	(in PLN thousand)	
Operating activities		
Net sale revenues		
Sales of finished goods	38 183 635	29 217 208
Excise tax and other charges	(9 326 448)	(8 414 895)
Revenues from sale of finished goods, net	28 857 187	20 802 313
Sales of merchandise and raw materials	11 487 344	9 227 546
Excise tax and other charges	(590 268)	(194 475)
Revenues from sale of marchendise and raw materials, net	10 897 076	9 033 071
Total sales revenues	**39 754 263**	**29 835 384**
Cost of finished goods sold	(24 369 060)	(16 076 836)
Cost of merchandise and raw materials sold	(9 880 335)	(8 491 905)
Cost of finished goods, merchandise and raw materials sold	(34 249 395)	(24 568 741)
Gross profit on sales	**5 504 868**	**5 266 643**
Distribution expenses	(1 889 822)	(1 579 197)
General and administrative expenses	(800 126)	(681 682)
Other operating revenues*	374 446	2 156 052
Other operating expenses	(373 019)	(687 404)
Profit on the sale of all or part of shares of related parties	1 745	29 395
Profit from operations	**2 818 092**	**4 503 807**
Financial revenues**	423 045	499 528
Financial expenses	(422 084)	(328 172)
Net financial revenues and expenses	**961**	**171 356**
Share in profit from investments accounted for under equity method	165 006	180 794
Profit before tax	**2 984 059**	**4 855 957**
Income tax expense	(598 592)	(617 536)
Net profit	**2 385 467**	**4 238 421**
incl.		
Minority interest	166 502	25 444
Net profit attributable to equity holders of the parent	**2 218 965**	**4 212 977**

**including in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN 1,893,688 thousand

** including in the 3rd quarter 2006 the amount of PLN 47,500 thousand concerning valuation of financial instruments hedging future payments for Mažeikiu Nafta; due to unique characteristics of the instruments hedge accounting was not applied in relation to these transactions

CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 3 months ended 30 September 2006 (unaudited)	for 3 months ended 30 September 2005 (unaudited)
	(in PLN thousand)	
Operating activities		
Net sale revenues		
Sales of finished goods	14 147 684	13 139 196
Excise tax and other charges	(3 478 767)	(3 375 821)
Revenues from sale of finished goods, net	10 668 917	9 763 375
Sales of merchandise and raw materials	4 416 539	3 423 196
Excise tax and other charges	(206 380)	(112 143)
Revenues from sale of marchendise and raw materials, net	4 210 159	3 311 053
Total sales revenues	**14 879 076**	**13 074 428**
Cost of finished goods sold	(8 914 409)	(7 765 451)
Cost of merchandise and raw materials sold	(3 834 014)	(3 386 776)
Cost of finished goods, merchandise and raw materials sold	(12 748 423)	(11 152 227)
Gross profit on sales	**2 130 653**	**1 922 201**
Distribution expenses	(615 408)	(542 810)
General and administrative expenses	(261 643)	(258 877)
Other operating revenues	128 522	90 851
Other operating expenses	(203 646)	(120 588)
Profit on the sale of all or part of shares of related parties	465	-
Profit from operations	**1 178 943**	**1 090 777**
Financial revenues*	198 284	208 868
Financial expenses	(95 338)	(148 148)
Net financial revenues and expenses	**102 946**	**60 720**
Share in profit from investments accounted for under equity method	65 821	69 730
Profit before tax	**1 347 710**	**1 221 227**
Income tax expense	(310 371)	(226 808)
Net profit	**1 037 339**	**994 419**
incl.		
Minority interest	11 696	9 181
Net profit attributable to equity holders of the parent	**1 025 643**	**985 238**

* including in the 3rd quarter 2006 the amount of PLN 47,500 thousand concerning valuation of financial instruments hedging future payments for Mažeikiu Nafta; due to unique characteristics of the instruments hedge accounting was not applied in relation to these transactions

The accompanying notes are an integral part of these condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	for 9 months ended 30 September 2006 (unaudited)	for 9 months ended 30 September 2005 (unaudited)
	(in PLN thousand)	
Cash flows - operating activities		
Net profit	**2 385 467**	**4 238 421**
Adjustments for:		
Share in profit from investments accounted for under equity method	(165 006)	(180 794)
Depreciation	1 490 137	1 160 850
Interest and dividend, net	121 589	65 079
Income tax expense	598 592	617 536
(Profit) / Loss on investing activities	(30 137)	68 821
(Increase) in receivables	(1 768 255)	(274 289)
(Increase) in inventories	(398 545)	(1 371 291)
Increase in liabilities and accruals	902 370	798 939
(Decrease) / Increase in provisions	31 936	422 596
Other*	41 226	(2 232 596)
Income tax paid	(549 203)	(567 193)
Net cash provided by operating activities	**2 660 171**	**2 746 079**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(1 323 457)	(1 496 341)
Proceeds from the sale of property, plant and equipment and intangible assets	132 770	46 689
Proceeds from the sale of other shares	141 410	76 818
Acquisition of shares	(58 874)	(1 341 410)
Acquisition of short-term securities	(919 333)	(125 114)
Proceeds from the sale of short-term securities	86 132	1 155 033
Interest and dividends received	484 652	138 112
Loans repaid/(granted)	4 339	2 935
Other**	(15 858)	(167 814)
Net cash used in investing activities	**(1 468 219)**	**(1 711 092)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans***	4 277 034	1 657 556
Repayment of long and short-term borrowings and loans***	(4 802 470)	(1 583 753)
Interest paid	(122 602)	(99 740)
Dividends paid	-	(457 649)
Other	(26 192)	(24 222)
Net cash provided by / (used in) financing activities	**(674 230)**	**(507 808)**
Net change in cash and cash equivalents	**517 722**	**527 179**
Effect of exchange rate changes	1 378	170
Cash and cash equivalents, beginning of the period	**1 126 803**	**729 503**
Cash and cash equivalents, end of the period	**1 645 903**	**1 256 852**
incl. cash and cash equivalents not available for use	96 638	97 346

* including in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN 1,893,688 thousand

** including in 2005 the amount of PLN (171,648) thousand related to proceeds/outflows from the acquisition of receivables due from Unipetrol Group

*** including refinancing of long term debt in the amount of PLN 1,359,091 thousand due to more favorable terms of financing

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 510 303**	**2 616 478**	**19 312 989**
Foreign exchange differences on consolidation	-	-	-	-	-	225 768	-	126 319	352 087
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	2 218 965	-	2 218 965
Hedge accounting - cash flow hedges	-	-	-	-	(43 939)	-	-	-	(43 939)
Deferred tax on hedge accounting	-	-	-	-	8 278	-	-	-	8 278
Minority interest	-	-	-	-	-	-	-	166 502	166 502
Change in shareholders structure	-	-	-	-	-	-	-	(10 976)	(10 976)
Other	-	-	-	-	-	-	(13 252)	39 681	26 429
30 September 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**21 673**	**69 754**	**16 716 016**	**2 938 004**	**22 030 335**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**87 648**	**(9 444)**	**10 828 516**	**439 706**	**13 631 314**
Dividend	-	-	-	-	-	-	(911 020)	-	(911 020)
Foreign exchange differences on consolidation	-	-	-	-	-	(102 348)	-	-	(102 348)
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	4 212 977	-	4 212 977
Hedge accounting - cash flow hedges	-	-	-	-	(25 750)	-	-	-	(25 750)
Deferred tax on hedge accounting	-	-	-	-	5 046	-	-	-	5 046
Minority interest	-	-	-	-	-	-	-	25 444	25 444
Change in shareholders structure	-	-	-	-	-	-	-	2 146 839	2 146 839
Other	-	-	-	-	-	-	4 524	-	4 524
30 September 2005 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**66 944**	**(111 792)**	**14 134 997**	**2 611 989**	**18 987 026**

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

The statement of changes in consolidated equity regarding profits and losses of 9 months ended 30 September 2006 and 30 September 2005

	for 9 months ended 30 September 2006 (unaudited)	for 9 months ended 30 September 2005 (unaudited)
Hedge accounting - cash flow hedges	(35 661)	(20 704)
Foreign exchange differences on consolidation	225 768	(102 348)
Other	(13 252)	4 524
Net profits / (Losses) attributable to equity holders of the parent recognized directly in equity	176 855	(118 528)
Net profit attributable to equity holders of the parent for the period	2 218 965	4 212 977
Profit and loss recognized in the current period and directly in equity, total	**2 395 820**	**4 094 449**

UNCONSOLIDATED CONDENSED BALANCE SHEET
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	30 September 2006 (unaudited)	31 December 2005
	(in PLN thousand)	
ASSETS		
Non-current assets		
Property, plant and equipment	7 723 430	7 808 558
Intangible assets	37 820	29 100
Long-term financial investments	41 269	40 144
Investments in associates	3 952 688	3 915 547
Loans (granted)	6 662	1 744
Perpetual usufruct of land	68 699	61 057
Other non-current assets	50 530	65 712
Total non-current assets	**11 881 098**	**11 921 862**
Current assets		
Inventory	4 720 485	4 021 063
Trade and other receivables	4 154 709	2 726 092
Income tax receivable	4 816	22 128
Short-term investments	794 964	-
Loans (granted)	2 525	675
Short-term prepayments	63 907	58 702
Cash and cash equivalents	232 253	283 509
Other financial assets	82 381	103 620
Non-current assets clasiffied as held for sale	6 150	72 469
Total current assets	**10 062 190**	**7 288 258**
Total assets	**21 943 288**	**19 210 120**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital*	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**39 422**	**78 440**
Retained earnings	**12 569 383**	**10 501 375**
incl. net profit**	2 068 008	2 527 214
accumulated profit from previous years	2 527 214	858 231
Total equity	**14 893 693**	**12 864 703**
Long-term liabilities		
Interest-bearing loans and borrowings	1 404 807	1 374 165
Provisions	633 982	605 100
Deferred tax liabilities	243 413	323 523
Total long-term liabilities	**2 282 202**	**2 302 788**
Short-term liabilities		
Trade and other liabilities and accrued expenses	4 068 441	3 436 942
Provisions	578 116	574 472
Interest-bearing loans and borrowings	97 172	30 007
Deferred income	1 105	1 168
Other short-term financial liabilities	22 559	40
Total short-term liabilities	**4 767 393**	**4 042 629**
Total liabilities and shareholders' equity	**21 943 288**	**19 210 120**

* share capital after revaluation in accordance with IAS 29
** net profit for 12 months 2005

UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	for 9 months ended 30 September 2006 (unaudited)	for 9 months ended 30 September 2005 (unaudited)
	(in PLN thousand)	
Operating activities		
Net sale revenues		
Sales of finished goods	25 762 460	22 102 805
Excise tax and other charges	(7 137 953)	(7 563 664)
Revenues from sale of finished goods, net	18 624 507	14 539 141
Sales of merchandise and raw materials	6 955 095	1 594 200
Excise tax and other charges	(461 106)	(63 393)
Revenues from sale of marchendise and raw materials, net	6 493 989	1 530 807
Total sales revenues	**25 118 496**	**16 069 948**
Cost of finished goods sold	(15 694 072)	(10 847 409)
Cost of merchandise and raw materials sold	(6 117 293)	(1 173 011)
Cost of finished goods, merchandise and raw materials sold	(21 811 365)	(12 020 420)
Gross profit on sales	**3 307 131**	**4 049 528**
Distribution expenses	(1 028 366)	(1 050 778)
General and administrative expenses	(369 299)	(362 760)
Other operating revenues	106 815	85 779
Other operating expenses	(209 848)	(498 026)
Profit from operations	**1 806 433**	**2 223 743**
Financial revenues**	735 436	521 502
Financial expenses	(111 737)	(147 852)
Net financial revenues and expenses	**623 699**	**373 650**
Profit before tax	**2 430 132**	**2 597 393**
Income tax expense***	(362 124)	(515 849)
Net profit	**2 068 008**	**2 081 544**
Basic and diluted earnings per share (per share in Polish Zloty)*	**4,84**	**4,87**

* in the period of 9 months ended 30 September 2006 and 30 September 2005 there was no additional shares issue.

** including:
- dividend form Polkomtel S.A. in the amount of PLN 461,270 thousand in the period of 9 months ended 30 September 2006 and PLN 83,290 thousand in the period of 9 months ended 30 September 2005
- including in the 3rd quarter 2006 the amount of PLN 47,500 thousand concerning valuation of financial instruments hedging future payments for Mažeikiu Nafta; due to unique characteristics of the instruments hedge accounting was not applied in relation to these transactions

*** dividends (received and due) are excluded from the tax base what significantly reduces the effective tax rate

POLSKI KONCERN NAFTOWY ORLEN S.A.

UNCONSOLIDATED CONDENSED INCOME STATEMENT

(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	for 3 months ended 30 September 2006	for 3 months ended 30 September 2005
	(unaudited)	(unaudited)
	(in PLN thousand)	
Operating activities		
Net sale revenues		
Sales of finished goods	9 720 856	8 215 826
Excise tax and other charges	(2 657 532)	(2 612 467)
Revenues from sale of finished goods, net	7 063 324	5 603 359
Sales of merchandise and raw materials	3 067 984	764 871
Excise tax and other charges	(171 750)	(47 079)
Revenues from sale of marchendise and raw materials, net	2 896 234	717 792
Total sales revenues	**9 959 558**	**6 321 151**
Cost of finished goods sold	(5 970 736)	(4 379 624)
Cost of merchandise and raw materials sold	(2 771 815)	(552 850)
Cost of finished goods, merchandise and raw materials sold	(8 742 551)	(4 932 474)
Gross profit on sales	**1 217 007**	**1 388 677**
Distribution expenses	(301 651)	(348 162)
General and administrative expenses	(120 982)	(117 493)
Other operating revenues	44 040	16 519
Other operating expenses	(112 765)	(43 534)
Profit from operations	**725 649**	**896 007**
Financial revenues*	143 993	105 915
Financial expenses	(28 799)	(35 603)
Net financial revenues and expenses	**115 194**	**70 312**
Profit before tax	**840 843**	**966 319**
Income tax expense	(173 671)	(178 020)
Net profit	**667 172**	**788 299**

* including in the 3rd quarter 2006 the amount of PLN 47,500 thousand concerning valuation of financial instruments hedging future payments for Mažeikiu Nafta; due to unique characteristics of the instruments hedge accounting was not applied in relation to these transactions

UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	for 9 months ended 30 September 2006	for 9 months ended 30 September 2005
	(unaudited)	(unaudited)
	(in PLN thousand)	
Cash flows - operating activities		
Net profit	**2 068 008**	**2 081 544**
Adjustments for:		
Depreciation	663 664	639 790
Interest and dividend, net*	(510 957)	(120 047)
Income tax expense	362 124	515 849
Loss/(Profit) on investing activities	(7 437)	(29 101)
(Increase) in receivables	(1 478 146)	(662 066)
(Increase) in inventories	(699 422)	(1 469 584)
Increase in liabilities and accruals	801 184	672 530
(Decrease) / Increase in provisions	41 679	360 297
Other	10 933	(201 566)
Income tax paid	(424 923)	(458 249)
Net cash provided by operating activities	**826 707**	**1 329 397**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(831 264)	(752 945)
Proceeds from the sale of property, plant and equipment	16 174	8 238
Proceeds from the sale of shares in Naftoport Sp. z o.o.	-	67 692
Proceeds from the sale of subsidiaries	20 608	8 141
Proceeds from the sale of shares in AWSA Holland	73 007	-
Acquisition of shares**	(57 587)	(1 567 004)
Proceeds from the sale of short-term securities	-	1 010 986
Acquisition of short-term securities	(793 040)	-
Interest and dividends received	558 948	166 396
Loans granted to related parties	(7 232)	(1 913)
Proceeds from repayment of loans granted to related parties	506	240 248
Proceeds / (Payments) related to acquistion of receivables due from Unipetrol a.s Group	124 574	(171 648)
Other	3 645	637
Net cash used in investing activities	**(891 661)**	**(991 172)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans***	1 524 240	395 492
Repayment of long and short-term borrowings and loans***	(1 466 567)	(194 248)
Interest paid	(44 017)	(37 863)
Dividends paid	-	(457 649)
Net cash provided by / (used in) financing activities	**13 656**	**(294 268)**
Net change in cash and cash equivalents	**(51 298)**	**43 957**
Effect of exchange rate changes	42	115
Cash and cash equivalents, beginning of the period	**283 509**	**285 952**
Cash and cash equivalents, end of the period	**232 253**	**330 024**

* including dividend form Polkomtel S.A. in the amount of PLN 461,270 thousand in the period of 9 months ended 30 September 2006 and PLN 83,290 thousand in the period of 9 months ended 30 September 2005
** including in 2005 the amount of PLN 1,562,335 thousand relating to acquisition of Unipetrol Group
*** including refinancing of long term debt in the amount of PLN 1,359,091 thousand due to more favorable terms of financing

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**
Net profit	-	-	-	-	-	2 068 008	2 068 008
Hedge accounting - cash flow hedges	-	-	-	-	(48 170)	-	(48 170)
Deferred tax on hedge accounting	-	-	-	-	9 152	-	9 152
30 September 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**39 422**	**12 569 383**	**14 893 693**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**104 396**	**8 885 384**	**11 274 668**
Dividend	-	-	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	-	-	2 081 544	2 081 544
Impairment of non-current assets	-	-	-	-	-	(190)	(190)
Hedge accounting - cash flow hedges	-	-	-	-	(14 440)	-	(14 440)
Deferred tax on hedge accounting	-	-	-	-	2 744	-	2 744
30 September 2005 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**92 700**	**10 055 718**	**12 433 306**

(all amounts in PLN thousand)

The statement of changes in unconsolidated equity regarding profits and losses of 9 months ended 30 September 2006 and 30 September 2005

	for 9 months ended 30 September 2006 (unaudited)	for 9 months ended 30 September 2005 (unaudited)
Hedge accounting - cash flow hedges	(39 018)	(11 696)
Other	-	(190)
Net (losses) recognized directly in equity	(39 018)	(11 886)
Net profit for the period	2 068 008	2 081 544
Profit and loss recognized in the current period and directly in equity, total	**2 029 990**	**2 069 658**

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Capital Group", "Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Płock , 7 Chemikow Street.
The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The operations of the Group comprise of refining of crude oil and manufacturing of wide range of petroleum products, petrochemical and chemical products, delivery as well as wholesale and retail sale of these products.
Until the second public offering, completed in July 2000, the Group was primarily controlled, directly and indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 20 October 2006 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury – 10.20% shares, Bank of New York (as a depositary) held 6.03% shares and other shareholders owned 66.45% of the Company's shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR III QUARTER 2006

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union. The information disclosed in these condensed consolidated financial statements is compliant with IAS 34 "Interim financial reporting".
As of 1 January 2005 the Group has prepared its consolidated financial statements for the first time in compliance with IFRS 1 as it complied with conditions defined in that standard.

The condensed consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investments properties stated at fair value.

1. Statement of compliance

The condensed consolidated financial statements and condensed unconsolidated financial statements presented in this consolidated report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 30 September 2006 and the comparative period from 1 January to 30 September 2005.

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 30 September 2006 and 31 December 2005, results of its operations for the 3 and 9 months periods ended 30 September 2006 and 30 September 2005 as well as its cash flows for the 9 months periods ended 30 September 2006 and 30 September 2005.

The condensed consolidated financial statement had been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation of condensed consolidated and condensed unconsolidated balance sheet, condensed consolidated and condensed unconsolidated income statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and condensed unconsolidated cash flow statement

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Decree of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Decree"). The statements

(all amounts in PLN thousand)

comprise the period from 1 January to 30 September 2006 and the comparative period from 1 January to 30 September 2005.
According to the paragraph § 87.1 of the Decree, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed unconsolidated quarterly financial statements, comprising balance sheet, income statement, statements of changes in equity and cash flow statements, are included in the consolidated quarterly report.

3. Accounting principles

In the current period the Group did not introduce substantial changes in the accounting principles compared to the ones applied in 2005. Accounting principles applied by the Parent and the PKN ORLEN Capital Group in the period covered by these financial statements were presented in published unconsolidated and consolidated semi-annual report ended as at 30 June 2006.

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) functional currency and presentation currency

Functional currency of the Parent Company and presentation currency of the foregoing condensed consolidated financial statements is polish zloty.
Financial statements of foreign entities, for consolidation purposes, are translated into polish zloty using the following procedures:

- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were converted in line with the following methods:

- particular assets and liabilities – at the closing rate for 30 September 2006 – PLN 3.9835 / EUR, for 31 December 2005 – PLN 3.8598 / EUR,
- particular income and expense items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 30 September 2006 – PLN 3.9171 / EUR; for the period from 1 January 2005 to 30 September 2005 the rate was PLN 4.0583 / EUR.

The financial data denominated in CZK were converted in line with the following methods:

- particular assets and liabilities – at the closing rate for 30 September 2006 – PLN 0.1407 / CZK, for 31 December 2005 – PLN 0.1329 / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 30 September 2006 – PLN 0.1380 / CZK, for the period from 1 January 2005 to 30 September 2005 the rate was PLN 0.1347 / CZK.

5. Companies included in the consolidated financial statements

These condensed consolidated financial statements comprise PKN ORLEN S.A. as a Parent Company and the following entities belonging to the Group, located mainly in Poland, Czech Republic and Germany as at 30 September 2006:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS *

REFINING SEGMENT

- ORLEN Gaz Sp. z o.o. 100 %
- Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % [1]
- ORLEN PetroCentrum Sp. z o.o. 100 %
- Capital Group of ORLEN PetroTank Sp. z o.o. 90 % [2]
- Petrolot Sp. z o.o. 51 %
- ORLEN PetroZachód Sp. z o.o. 100 %
- Capital Group of ORLEN Deutschland AG 100 % [3]
- Capital Group of Rafineria Trzebinia S.A. 77 % [4]
- Capital Group of SHIP - SERVICE S.A. 61 % [5]
- Capital Group of Rafineria Nafty Jedlicze S.A. 75 % [6]
- ORLEN Asfalt Sp. z o.o. 100 % (95.99%)**
- Capital Group of ORLEN Oil Sp. z o.o. 100 % [7] (88.87%)**
- ORLEN Morena Sp. z o.o. 100 %
- ORLEN Petrogaz Wrocław Sp. z o.o. 100 %
- Capital Group of UNIPETROL a.s. 63 % [8]

PETROCHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [8]
- Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% [10]

CHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [8]
- Capital Group of Zakłady Azotowe "Anwil" S.A. 84 % [9]

UNALLOCATED SEGMENT

- Motell Sp. z o.o. 35 %
- ORLEN Transport Kraków Sp. z o.o. 98 %
- ORLEN Transport Nowa Sól Sp. z o.o. 97 %
- IKS SOLINO S.A. 71 %
- Petrotel Sp. z o.o. 75 %
- WISŁA Płock Sportowa S.A. 100 %
- Petromor Sp. z o.o. 51 %
- Grupa kapitałowa ORLEN Medica Sp. z o.o. 100 % [11]
- ORLEN Administracja Sp. z o.o. 100 %
- POILEN Sp. z o.o. 25%
- ORLEN Projekt S.A. 51 %
- ORLEN Ochrona Sp. z o.o. 100 %
- ORLEN Laboratorium Sp. z o.o. 95 %
- ORLEN Automatyka Sp. z o.o. 52 %
- ORLEN KolTrans Sp. z o.o. 100 %
- ORLEN Transport Płock Sp. z o.o. 98 %
- Polkomtel S.A. 19.61%
- ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
- ORLEN Powiernik Sp. z o.o. 100%
- ORLEN Wir Sp. z o.o. 51 %
- ORLEN Budonaft Sp. z o.o. 100 %
- ORLEN EKO Sp. z o.o. 100 %
- ORLEN Centrum Serwisowe Sp. z o.o. 97 %
- ORLEN Transport Słupsk Sp. z o.o. 97 %
- B.H.T. Dromech S.A. w upadłości 81 %
- Niezależny Operator Międzystrefowy Sp. z o.o. 35 %
- ORLEN Transport Szczecin Sp. z o.o. 100 %
- ORLEN Transport Olsztyn Sp. z o.o. 95%
- Chemiepetrol GmbH 20 %
- ORLEN Księgowość Sp. z o.o. 100 %
- ORLEN Prewencja Sp. z o.o. 100 %
- ORLEN Upstream Sp. z o.o. 100%
- Capital Group of Płocki Park Przemysłowo Technologiczny S.A. 50% [12]

* The scheme does not include the Parent Company, whose activities were allocated to all business segments
**(%) the share in consolidated financial data

Entities consolidated as at 30 September 2006

(all amounts in PLN thousand)

THE LIST OF COMPANIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of capital group	Share in total voting rights [1] (in full %)
1. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petro-Ukraina LTD	80%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	76%
Petrooktan Sp. z o.o. in liquidation	51%
Petro-Ukraina in liquidation	31%
2. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
Petro-Ukraina in liquidation	31%
3. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
Hermann Eggert Mineraloelvertriebs GmbH	100%
4. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Trzebinia Sp. z o.o.	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
EkoNaft Sp. z o.o.	99%
5. Capital Group of Ship Service S.A.	56%
including:	
Ship-Service Agro Sp. z o.o.	100%
6. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Remat Sp. z o.o.	96%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran Petromex Sp. Z o.o.	51%
Ran-Watt Sp. z o.o. in liquidation	51%

(all amounts in PLN thousand)

Name of capital group	Share in total voting rights [1] (in full %)
7. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN Oil Cesko s.r.o.	100%
Platinum Oil Mazowsze Sp. z o.o.	100%
Petro-Oil CZ s.r.o. in liquidation	49%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o.	25%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%
8. Capital Group of Unipetrol a.s.	63%
including:	
Capital Group of CHEMOPETROL a.s.	100%
including:	
UNIPETROL DOPRAVA, a.s.	100%
CHEMICKÁ SERVISNÍ a.s.	100%
POLYMER INSTITUTE BRNO spol. s.r.o.	100%
HC CHEMOPETROL a.s.	71%
Capital Group of UNIPETROL TRADE a.s.	100%
including:	
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA HmbH	100%
UNIPETROL (UK) LIMITED	100%
ALIACHEM USA Inc.	100%
UNIPETROL POLSKA Sp. z o.o. in liquidation	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
including:	
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	97%
UNIPETROL ITALIA S.r.l.	90%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA a.s.	100%
including:	
Paramo Trysk a.s.	100%
PETROTRANS a.s.	100%
BENZINA Trade a.s in liquidation	100%

(all amounts in PLN thousand)

Name of capital group	Share in total voting rights[1] (in full %)
Capital Group of UNIPETROL RAFINÉRIE a.s.	100%
including:	
UNIRAF SLOVENSKO s.r.o.	100%
Capital Group of KAUČUK a.s.	100%
including:	
K-PROTOS a.s.	100%
Capital Group of SPOLANA a.s.	82%
including:	
NeraPharm spol. s.r.o.	100%
Capital Group of PARAMO a.s.	74%
including:	
MOGUL SLOVAKIA s.r.o.	100%
ČESKÁ RAFINÉRSKÁ a.s.	51%
9. Capital Group of Zakłady Azotowe "Anwil" S.A.	84%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp.z o.o.	45%
10. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
11. Capital Group of ORLEN Medica Sp. z o.o.	100%
including:	
Sanatorium Uzdrowiskowe "KRYSTYNKA" Sp. z o.o.	99%
12. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Komercjalizacji Technologii Sp. z o.o.	100%
Centrum Edukacji Sp. z o.o.	69%

[1)] Share in total voting rights is compatible with the shares in share capital, except for the Capital Group of Ship Service S.A., where the share in capital is 61%.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1 Impairment of assets

3.1.1 Impairment of property, plant and equipment

Data for 3rd quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 July	841 782	859 757
Additions during the period 1 July - 30 September	21 695	3 111
Disposals during the period 1 July - 30 September	(15 262)	(10 348)
Impairment allowances as at 30 September	**848 215**	**852 520**

Cumulative data for 3 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	806 644	206 502
Additions during the period 1 January - 30 September	84 336	696 413
Disposals during the period 1 January - 30 September	(42 765)	(50 395)
Impairment allowances as at 30 September	**848 215**	**852 520**

3.1.2 Impairment of construction in progress

Data for 3rd quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 July	51 011	54 019
Additions during the period 1 July - 30 September	-	1 407
Disposals during the period 1 July - 30 September	(232)	(3 364)
Impairment allowances as at 30 September	**50 779**	**52 062**

Cumulative data for 3 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	51 064	46 526
Additions during the period 1 January - 30 September	706	13 075
Disposals during the period 1 January - 30 September	(991)	(7 539)
Impairment allowances as at 30 September	**50 779**	**52 062**

3.1.3 Impairment of intangible assets

Data for 3rd quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 July	64 687	7 692
Additions during the period 1 July - 30 September	-	-
Disposals during the period 1 July - 30 September	(825)	(67)
Impairment allowances as at 30 September	**63 862**	**7 625**

Cumulative data for 3 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	61 055	7 919
Additions during the period 1 January - 30 September	4 014	611
Disposals during the period 1 January - 30 September	(1 207)	(905)
Impairment allowances as at 30 September	**63 862**	**7 625**

(all amounts in PLN thousand)

3.1.4 Impairment of long term financial investments (shares)

Data for 3rd quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 July	163 652	79 510
Additions during the period 1 July - 30 September	267	4 934
Disposals during the period 1 July - 30 September	(12 046)	(1 665)
Impairment allowances as at 30 September	**151 873**	**82 779**

Cumulative data for 3 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	144 701	78 370
Additions during the period 1 January - 30 September	22 567	11 775
Disposals during the period 1 January - 30 September	(15 395)	(7 366)
Impairment allowances as at 30 September	**151 873**	**82 779**

3.1.5 Receivables allowances

Data for 3rd quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 July	607 529	717 194
Additions during the period 1 July - 30 September	21 494	53 133
Disposals during the period 1 July - 30 September	(21 439)	(47 097)
Impairment allowances as at 30 September	**607 584**	**723 230**

Cumulative data for 3 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	600 134	474 235
Additions during the period 1 January - 30 September	107 277	348 963
Disposals during the period 1 January - 30 September	(99 827)	(99 968)
Impairment allowances as at 30 September	**607 584**	**723 230**

3.1.6 Inventory allowances

Data for 3rd quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 July	58 125	36 793
Additions during the period 1 July - 30 September	320	11 267
Disposals during the period 1 July - 30 September	(1 494)	(968)
Impairment allowances as at 30 September	**56 951**	**47 092**

Cumulative data for 3 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	66 006	11 657
Additions during the period 1 January - 30 September	18 512	43 359
Disposals during the period 1 January - 30 September	(27 567)	(7 924)
Impairment allowances as at 30 September	**56 951**	**47 092**

(all amounts in PLN thousand)

3.2 Provisions for liabilities

3.2.1 Deferred tax liabilities

Data for 3rd quarter	2006 (unaudited)	2005 (unaudited)
Deferred tax liabilities as at 1 July	982 103	1 083 723
Additions during the period 1 July - 30 September	15 512	27 919
Disposals during the period 1 July - 30 September	(24 711)	(38 227)
Deferred tax liabilities as at 30 September	**972 904**	**1 073 415**

Cumulative data for 3 quarters	2006 (unaudited)	2005 (unaudited)
Deferred tax liabilities as at 1 January	1 020 159	458 512
Additions during the period 1 January - 30 September	171 251	815 055
Disposals during the period 1 January - 30 September	(218 506)	(200 152)
Deferred tax liabilities as at 30 September	**972 904**	**1 073 415**

3.2.2 Provisions

Short-term and long-term provisions

Data for 3rd quarter 2006 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programmes provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 July 2006	559 991	219 832	145 887	518 416	141 568	1 585 694
Additions during the period 1 July - 30 September 2006	6 086	8 916	-	58 511 **	47 112 *	120 625 **
Disposals during the period 1 July - 30 September 2006	(6 814)	(5 166)	(2 205)	(6 583)**	(14 134)	(34 902) **
Provisions as at 30 September 2006	**559 263**	**223 582**	**143 682**	**570 344**	**174 546**	**1 671 417**

* including provision relating to change in customer loyalty program VITAY of PLN 42,601 thousand.

** including exchange rate differences on translation of foreign entities data and foreign currency provisions

Cumulative data for 3 quarters 2006 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programmes provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2006	558 307	216 405	199 218	526 106	140 228	1 640 264
Additions during the period 1 January - 30 September 2006	13 468	19 916	-	73 160 **	59 654 *	166 198 **
Disposals during the period 1 January - 30 September 2006	(12 512)	(12 739)	(55 536)	(28 922)**	(25 336)	(135 045) **
Provisions as at 30 September 2006	**559 263**	**223 582**	**143 682**	**570 344**	**174 546**	**1 671 417**
including:						
Long-term provisions as at 30 September 2006	**496 397**	**204 597**	**99 427**	**122 240**	**73 018**	**995 679**
Short-term provisions as at 30 September 2006	**62 866**	**18 985**	**44 255**	**448 104**	**101 528**	**675 738**

* including provision relating to change in customer loyalty program VITAY of PLN 42,601 thousand.

** including exchange rate differences on translation of foreign entities data and foreign currency provisions

(all amounts in PLN thousand)

Short-term and long-term provisions

Data for 3rd quarter 2005 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programmes provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 July 2005	550 521	206 412	124 187	464 404 *	133 065	1 478 589
Additions during the period 1 July - 30 September 2005	-	5 235	-	22 239	13 975	41 449
Disposals during the period 1 July - 30 September 2005	(4 152)	(8 628)	(21 763)	(8 270)	(8 015)	(50 828)
Provisions as at 30 September 2005	**546 369**	**203 019**	**102 424**	**478 373**	**139 025**	**1 469 210**

* including provision for the potential negative financial impact of execution of the agreements concerning the disposal of portion of assets and liabilities of Unipetrol Group

Cumulative data for 3 quarters 2005 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programmes provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2005	501 702	197 446	70 000	87 982	68 604	925 734
Additions during the period 1 January - 30 September 2005	62 601	23 681	54 187	401 147 *	111 071	652 687
Disposals during the period 1 January - 30 September 2005	(17 934)	(18 108)	(21 763)	(10 756)	(40 650)	(109 211)
Provisions as at 30 September 2005	**546 369**	**203 019**	**102 424**	**478 373**	**139 025**	**1 469 210**
including:						
Long-term provisions as at 30 September 2005	**431 372**	**183 232**	**73 169**	**50 824**	**63 446**	**802 043**
Short-term provisions as at 30 September 2005	**114 997**	**19 787**	**29 255**	**427 549**	**75 579**	**667 167**

* including provision for the potential negative financial impact of execution of the agreements concerning the disposal of portion of assets and liabilities of Unipetrol Group

3.3 Goodwill

	30 September 2006 (unaudited)	31 December 2005
BOP	51 146	51 146
Goodwill of companies from Unipetrol Holding	41 668	35 617
Orlen Deutschland	9 905	10 413
Orlen PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
Orlen Petrozachód Sp. z o.o.	9 886	-
Other	2 032	2 653
Total	**130 255**	**115 447**

The changes of goodwill in the period of 9 months ended 30 September 2006 and 30 September 2005 were as follows:

	9 months ended 30 September 2006 (unaudited)	9 months ended 30 September 2005 (unaudited)
Goodwill, beginning of the period	115 447	72 168
Orlen Petrozachód Sp. z o.o.	9 886	-
Goodwill of companies from Unipetrol Holding	3 885	35 510
Orlen Deutschland	(828)	8 024
Exchange differences	2 486	-
Impairment	(621)	(4 929)
Goodwill, end of the period	**130 255**	**110 773**

(all amounts in PLN thousand)

3.4 Interest-bearing loans and borrowings

	30 September 2006 (unaudited)	31 December 2005
Bank loans	3 549 772	3 956 721
Borrowings	7 988	13 065
Debt securities	593 821	547 011
Total	**4 151 581**	**4 516 797**
including:		
short-term	1 010 267	1 110 819
long-term	3 141 314	3 405 978

The value of interest-bearing loans and borrowings drawn by the Group decreased during 9 months ended 30 September 2006 by PLN 365,216 thousand net.

The change in indebtedness level resulted primarily from:

- drawing of foreign loans translated to PLN:

  USD 218,269 thousand (PLN 695,993 thousand) of a consortium multi currency loan (BTM acting as Agent) – in 2006 there was a translation of portion of USD 215,910 thousand to EUR 181,061 thousand

  EUR 171,596 thousand (PLN 663 098 thousand) of a consortium multi currency loan (BTM acting as Agent)

  EUR 21,546 thousand (PLN 85,917 thousand) in consortium of banks (Societe Generale acting as Agent)

  EUR 2,548 thousand (PLN 8,009 thousand) in Bank Pekao S.A.

- drawing of loans in PLN:

  PLN 71,899 thousand in BH w Warszawie S.A.

  PLN 99,039 thousand in PKO BP S.A.

  PLN 14,344 thousand in Bank Ochrony Środowiska S.A.

  PLN 9,275 thousand in Bank Pekao S.A.

  PLN 1,772 thousand in Fortis Bank S.A.

  PLN 1,735 thousand in BGŻ S.A.

  PLN 1,640 thousand in BPH S.A.

  PLN 228 thousand in MILLENNIUM Bank S.A.

  PLN 115 thousand in Wojewódzki Fundusz Ochrony Środowiska

  PLN 40,133 thousand resulting from foreign exchange differences at PKN ORLEN S.A.

  PLN 82,836 thousand resulting from foreign exchange differences at Unipetrol Group

  PLN 26,026 thousand resulting from foreign exchange differences at BOP Sp. z o.o.

  PLN 10,273 thousand resulting from foreign exchange differences at ORLEN DEUTSCHLAND A.G.

- drawing of loans by Unipetrol Group in the amount of CZK 19,193,902 thousand (PLN 2,700,582 thousand)
- increase of indebtedness in Unipetrol Group due to valuation of debenture bonds in the amount of CZK 104,516 thousand (PLN 14,423 thousand)
- repayment of foreign currency loans translated to PLN:

  USD 218,269 thousand (PLN 695,993 thousand) of a consortium double currency loan (ING acting as Agent)

  EUR 171,596 thousand (PLN 663,098 thousand) of a consortium double currency loan (ING acting as Agent)

  USD 2,358 thousand (PLN 7,476 thousand) of a consortium multi currency loan (BTM acting as Agent)

  USD 2,003 thousand (PLN 6,330 thousand) in BRE Bank S.A.

  EUR 1,878 thousand (PLN 7,480 thousand) in consortium of banks (Societe Generale acting as Agent)

  CHF 1,669 thousand (PLN 4,193 thousand) in BPH S.A.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

- repayment of loans and borrowings in PLN:
  - PLN 119,967 thousand in PKO BP S.A
  - PLN 38,065 thousand in Bank Pekao S.A.
  - PLN 23,020 thousand in BH w Warszawie S.A.
  - PLN 10,895 thousand in BPH S.A.
  - PLN 12,228 thousand in Bank Ochrony Środowiska S.A.
  - PLN 5,192 thousand in Narodowy Fundusz Ochrony Środowiska
  - PLN 3,768 thousand in BRE BANK S.A.
  - PLN 1,142 thousand in BGŻ S.A.
  - PLN 368 thousand in MILLENNIUM Bank S.A.
- repayment of loans by Unipetrol Group in the amount of CZK 21,603,412 thousand (PLN 3,039,600 thousand)
- repayment of loans by ORLEN DEUTSCHLAND A.G. in the amount of EUR 63,697 thousand (PLN 253,738 thousand)

3.5 Cost by kind

	9 months ended 30 September 2006 (unaudited)	3 months ended 30 September 2006 (unaudited)	9 months ended 30 September 2005 (unaudited)	3 months ended 30 September 2005 (unaudited)
Materials and energy	21 892 781	7 972 031	14 338 205	6 541 619
Cost of merchandise and materials sold	9 880 335	3 834 014	8 491 905	3 386 776
External services	2 196 504	751 662	1 539 115	632 617
Payroll, social security and other employee benefits	1 108 952	359 845	889 095	342 917
Depreciation	1 490 137	501 919	1 160 850	531 698
Taxes and charges	238 495	75 075	223 099	62 398
Other *	573 657	273 651	900 842	188 962
	37 380 861	13 768 197	27 543 111	11 686 987
Change in inventory	21 477	88 592	(372 992)	(29 754)
Cost of products and services for own use	(89 976)	(27 669)	346 905	417 269
Operating expenses	37 312 362	13 829 120	27 517 024	12 074 502
Distribution expenses	(1 889 822)	(615 408)	(1 579 197)	(542 810)
General and administrative expenses	(800 126)	(261 643)	(681 682)	(258 877)
Other operating expenses	(373 019)	(203 646)	(687 404)	(120 588)
Cost of merchandise and raw materials sold	34 249 395	12 748 423	24 568 741	11 152 227

* including other operating expenses

3.6 Net financial revenues and expenses

	9 months ended 30 September 2006 (unaudited)	3 months ended 30 September 2006 (unaudited)	9 months ended 30 September 2005 (unaudited)	3 months ended 30 September 2005 (unaudited)
Interest paid	(177 299)	(55 244)	(121 847)	(53 830)
Negative foreign exchange surplus	(153 675)	(20 352)	(139 127)	-
Interest received	57 830	23 641	83 593	21 162
Positive foreign exchange surplus	246 389	103 678	107 760	87 978
Gains on trade in shares and other securities	9 514	4 980	34 916	2 449
Dividends received	9 327	671	8 571	989
Valuation of financial instruments	3 208	41 068	9 227	7 202
Other	5 667	4 504	188 263	(5 230)
Total	**961**	**102 946**	**171 356**	**60 720**

(all amounts in PLN thousand)

3.7 Income tax expense

	9 months ended 30 September 2006 (unaudited)	3 months ended 30 September 2006 (unaudited)	9 months ended 30 September 2005 (unaudited)	3 months ended 30 September 2005 (unaudited)
Current tax	(680 713)	(299 889)	(594 654)	(210 578)
Deferred tax	82 121	(10 482)	(22 882)	(16 230)
Total	**(598 592)**	**(310 371)**	**(617 536)**	**(226 808)**

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

III. GROUP'S ACHIEVEMENTS IN THE THIRD QUARTER 2006 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

KEY FACTORS INFLUENCING THE RESULTS OF THE THIRD QUARTER 2006 – COMPANY'S COMMENTARY

Selected consolidated financial data

'000 PLN

	2006	2005
Total sales revenues for the 3rd quarter	14 879 076	13 074 428
Operating expenses and other operating revenues for the 3rd quarter	13 700 133	11 983 651
Profit from operations for the 3rd quarter	1 178 943	1 090 777
EBITDA for the 3rd quarter	1 680 862	1 622 475
Net profit attributable to the equity holders of the Parent for the 3rd quarter	1 025 643	985 238

1. MAIN MACROECONOMIC FACTORS

- fall in differential by 14.7% from 4.30 USD/bbl in the 3rd quarter 2005 to 3.67 USD/bbl in the 3rd quarter 2006 decreased EBIT of the Capital Group in the 3rd quarter 2006 by PLN 68 million,
- low level of crack margins on refining products unfavorably influenced EBIT of the Parent Company in the amount of PLN (-) 76 million,
- improvement of market conditions on petrochemical products market in the 3rd quarter 2006 resulting in significantly higher margins on petrochemicals increased EBIT in the Parent Company by PLN 69 million (after considering price rebates applied in the Parent Company),
- favorable sales dynamics of chemical products (above 15%) in connection with high margins increased the results of Anwil S.A. to the level of PLN 59 million.

2. INTERNAL FACTORS

- increase in sales volume of petrochemical products, especially olefins by 80% as well as polyethylene and polypropylene by 39%, favorably influenced the results of the companies from petrochemical segment (Unipetrol a.s. – PLN 89 million and Basell ORLEN Polyolefins Sp. z o.o. – PLN 41 million),
- increase in retail sales volume of engine fuels in the Parent Company (CODO petrol stations) of over 15% resulted in an increase in EBIT by PLN 34 million,
- high retail margins on gasoline and diesel oil contributed to an increase in profit from operations of the Parent Company by PLN 34 million,
- considerable cost cutting results of OPTIMA program directed at savings in operating expenses in the amount of PLN 117 million – the highest savings noted in retail segment – PLN 52 million,
- fixed costs of the Parent Company in the 3rd quarter 2006 on the level lower than in the prior year despite the increase in scale of operations (after elimination of strategic projects costs and depreciation).

(all amounts in PLN thousand)

In the 3rd quarter 2006 the Organizational Rules and Regulations of PKN ORLEN S.A, which was adopted by Management Board on 22 December 2005, was in force. On 1 July the restructuring process of financial and prevention services was carried out. As a result Financial Services Center and Prevention Center were established. There was also the restructuring of logistics services which related to transfer of Dispatch Department to ORLEN KolTrans Sp. z o.o. Moreover, on 1 July 2006 there were considerable changes in Non-Fuel Trade and Management by Categories Department, in which new structure was implemented enabling management of particular categories of goods and services.
Besides, in the 3rd quarter 2006 works were started directed at launching of the restructuring process of a wholesale department starting from 1 November 2006.

The most important activities connected with reorganization of the PKN ORLEN S.A. Capital Group in the 3rd quarter 2006 included the following:

- on 25 July 2006 173,830 ordinary shares in Zakład Budowy Aparatury S.A. (ZBA) seated in Płock, with a par value of PLN 100 each, representing 96.57% of the share capital of ZBA S.A. and 96.57% of votes at the general shareholders' meeting of ZBA S.A., for the total amount of PLN 15,888 thousand were sold.
- on 9 August 2006 ORLEN Prewencja Sp. z o.o. seated in Płock was registered by the District Court. PKN ORLEN S.A. established 3,000 shares in ORLEN Prewencja Sp. z o.o., with a par value of PLN 500 each, representing 100% of the share capital of ORLEN Prewencja Sp. z o.o. and 100% of votes at the general shareholders' meeting of ORLEN Prewencja Sp. z o.o. The established shares were covered by PKN ORLEN S.A. in the form of a cash contribution of PLN 1,500 thousand.
- on 22 August 2006 ORLEN Księgowość Sp. z o.o. seated in Płock was registered. PKN ORLEN S.A. established 5,000 shares in ORLEN Księgowość Sp. z o.o., with a par value of PLN 500 each, representing 100% of the share capital and 100% of votes at the general shareholders' meeting. The established shares were covered by PKN ORLEN S.A. in the form of a cash contribution of PLN 2,500 thousand.
- on 31 August 2006 the increase in the share capital of Płocki Park Przemysłowo – Technologiczny S.A. (PPPT) was registered. The share capital of PPPT was increased from PLN 25,461 thousand to PLN 50,461 thousand by placing of 2,500 thousand registered shares having a preference of 2 votes per one share, with a par value of PLN 10 each, owned only by PPPT's founding shareholders: PKN ORLEN and the City of Płock in the equal parts of 1,250 thousand shares for each shareholder. All newly issued shares were covered in the form of a cash contribution. After PPPT's share capital increase, its shareholder structure comprises of:
  - the City of Płock – founding shareholder – PLN 25,230 thousand – 50%
  - PKN ORLEN – founding shareholder – PLN 25,230 thousand – 50%
- on 13 September 2006 ORLEN GAZ Sp. z o.o. purchased 15,000 shares in ORLEN PetroGaz Wrocław Sp. z o.o., with a par value of PLN 100 each, representing 48.39% of the share capital of ORLEN PetroGaz Wrocław Sp. z o.o. and 48.39% of votes at the general shareholders' meeting of ORLEN PetroGaz Wrocław Sp. z o.o. The purchased shares were covered by ORLEN GAZ Sp. z o.o. in the form of a cash contribution of PLN 930 thousand.

As at the end of the 3rd quarter 2006, PKN ORLEN S.A. held shares, directly and indirectly, in the following entities, which it controls, jointly controls or has significant influence:
- 97 subsidiaries;
- 6 jointly controlled companies;
- 39 associated companies.

In comparison to the end of the 3rd quarter 2005 the number of subsidiaries, jointly controlled companies and associated companies belonging to the Capital Group decreased from 155 to 142.

The most significant factors influencing the Group's operating results for the 3rd quarter 2006, as compared to results for the 3rd quarter 2005 comprised the following:
- decrease in margins (cracks) for gasoline from 177.25 to 165.26 USD/t (by 6.8%), diesel oil from 135.72 to 127.33 USD/t (by 6.2%) and Ekoterm from 111.04 to 99.86 USD/t (by 10.1%),
- increase in margins for Jet A-1 aviation fuel from 167.49 to 170.62 USD/t (by 1.9%), ethylene from 330.57 to 623.16 USD/t (by 88.5%) and for propylene from 343.05 to 537.61 USD/t (by 56.7%),
- increase in the average commodity price for Brent crude oil from 61.67 to 69.61 USD/bbl (by 12.9%),
- increase in the volume of gasoline and diesel oil sold by 1.1% and 8.5%, respectively,
- increase in the volume of LPG sold by 9.6%,
- increase in the crude oil processing in the Capital Group by 10.0%,

- decrease in Ural/Brent differential from /-4.30/ USD/bbl to /-3.67/ USD/bbl (by 14.7%),
- decrease in average exchange rate of USD against PLN from PLN 3.30/USD to PLN 3.10/USD (by 6.1%),
- decrease in average exchange rate of EUR against PLN from PLN 4.02/EUR to PLN 3.96/EUR (by 1.5%).

In the 3rd quarter 2006, the volume of wholesale and retail sale of engine fuels (gasoline, diesel oil, LPG, Jet A-1) and light fuel oil (Ekoterm) in the Capital Group amounted to 3,594,644 tonnes and was higher than sale in the 3rd quarter 2005 by 87,752 tonnes (by 2.5%). During three quarters 2006 sale of these products amounted to 10,450,111 tonnes and increased by 1,655,712 tonnes (by 18.8%) as compared to the prior year. In the 3rd quarter 2006 total sale of finished goods (refining, chemical and other) amounted to 5,637,377 tonnes and was higher than in the 3rd quarter of the prior year by 411,897 tonnes (by 7.9%). Total sale of finished goods for three quarters 2006 amounted to 16,295,452 tonnes and increased by 3,476,880 tonnes (by 27.1%) as compared to the prior year. During the 3rd quarter 2006, retail sale of engine fuels (gasoline, diesel fuel, LPG) and light fuel oil amounted to 1,087,335 tonnes and was higher than sale in the comparable period of the prior year by 129,089 tonnes (by 13.5%). Retail sale for three quarters 2006 increased by 17.0% to the level of 3,015,833 tonnes.

Sales tendencies in respect of main products are presented in the below table:

Sales of light products in the PKN ORLEN S.A. Capital Group (by volume)	3rd quarter 2005		3rd quarter 2006		Dynamics (%) 3rd quarter 2006/ 3rd quarter 2005
Wholesale of light products, including:		2 548 646		2 507 309	98.4
- gasoline (tonnes)		639 615		620 231	97.0
- diesel oil (tonnes)		1 250 649		1 301 126	104.0
- Jet A-1 (tonnes)		140 098		160 449	114.5
- Ekoterm (tonnes)		460 428		365 147	79.3
- LPG (tonnes)		57 856		60 356	104.3
Retail sale of light products, including:	1 236 579	958 246	1 398 498	1 087 335	113.5
- gasoline ('000 litres) / (tonnes)	687 062	518 732	729 303	550 624	106.1
- diesel oil ('000 litres) / (tonnes)	461 759	390 186	567 574	479 600	122.9
- Ekoterm ('000 litres) / (tonnes)	27	23	0	0	0.0
- LPG ('000 litres) / (tonnes)	87 731	49 305	101 621	57 111	115.8
Total sale of fuels (tonnes)		3 506 892		3 594 644	102.5
- including engine fuels (tonnes)		3 046 441		3 229 497	106.0

Sales of light products in the PKN ORLEN S.A. Capital Group (by volume)	3 quarters 2005		3 quarters 2006		Dynamics (%) 3 quarters 2006/ 3 quarters 2005
Wholesale of light products, including:	6 217 534		7 434 278		119.6
- gasoline (tonnes)	1 681 227		1 845 401		109.8
- diesel oil (tonnes)	2 709 461		3 861 793		142.5
- Jet A-1 (tonnes)	353 749		385 244		108.9
- Ekoterm (tonnes)	1 324 326		1 164 974		88.0
- LPG (tonnes)	148 771		176 866		118.9
Retail sale of light products, including:	3 323 275	2 576 865	3 880 144	3 015 833	117.0
- gasoline ('000 litres) / (tonnes)	1 908 771	1 441 122	2 054 085	1 550 834	107.6
- diesel oil ('000 litres) / (tonnes)	1 204 033	1 017 408	1 550 363	1 310 057	128.8
- Ekoterm ('000 litres) / (tonnes)	176	149	2	2	1.3
- LPG ('000 litres) / (tonnes)	210 295	118 186	275 694	154 940	131.1
Total sale of fuels (tonnes)	8 794 399		10 450 111		118.8
- including engine fuels (tonnes)	7 469 924		9 285 135		124.3

High level of crude oil prices and a decrease of margins (cracks) on refining products as well as unfavorable Brent/Ural differential contributed to a decrease in operating results of the Parent Company in the 3rd quarter 2006 as compared to the parallel period of the prior year.

The results of the Parent Company in comparison to the Group were as follows:

'000 PLN

Item	3rd quarter 2005		Share of PKN in the Group	3rd quarter 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	4 317	3 149	72.9	4 750	3 524	74.2
Net sales revenues	13 074 428	6 321 151	48.3	14 879 076	9 959 558	66.9
Gross profit on sales	1 922 201	1 388 677	72.2	2 130 653	1 217 007	57.1
Profit from operations	1 090 777	896 007	82.1	1 178 943	725 649	61.6
Profit before tax	1 221 227	966 319	79.1	1 347 710	840 843	62.4
Net profit	994 419	788 299	79.3	1 037 339	667 172	64.3

'000 PLN

Item	3 quarters 2005		Share of PKN in the Group	3 quarters 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	10 865	9 197	84.6	13 389	10 127	75.6
Net sales revenues	29 835 384	16 069 948	53.9	39 754 263	25 118 496	63.2
Gross profit on sales	5 266 643	4 049 528	76.9	5 504 868	3 307 131	60.1
Profit from operations	4 503 807	2 223 743	49.4	2 818 092	1 806 433	64.1
Profit before tax	4 855 957	2 597 393	53.5	2 984 059	2 430 132	81.4
Net profit	4 238 421	2 081 544	49.1	2 385 467	2 068 008	86.7

In the 3rd quarter 2006, refinery throughput of PKN ORLEN S.A. Capital Group amounted to 4,750 thousand tonnes of crude oil and in three quarters 2006 to 13,389 thousand tonnes. The achieved level of throughput in the 3rd quarter 2006 is by 10.0% higher than in the analogous period of the prior year and for three quarters 2006 by 23.2% higher. Such a high dynamics was caused by the increase in refinery throughput in the 3rd quarter 2006 in the Parent Company by 11.9% and in Unipetrol a.s by 5.2%.
In the 3rd quarter 2006 the Group's profit from operations amounted to PLN 1,179 million, compared to PLN 1,091 million in the parallel period of 2005. The higher profit from operations in the 3rd quarter 2006 was realized despite very unfavorable macroeconomic factors connected with margins on refining products and differential. Estimated influence of lower margins on refining products on EBIT of the Parent Company amounted to PLN (-) 76 million, whereas the change in differential contributed to a decrease in EBIT by PLN (-) 68 million. Profit from operations was however significantly influenced by positive results of the companies belonging to the Capital Group. Special attention should be paid to the increase in profit from operations of Unipetrol a.s. by PLN 58 million, Anwil S.A. by PLN 42 million, ORLEN Asfalt Sp. z o.o. by PLN 25 million and ORLEN Deutschland by PLN 8 million. The increase of profit from operations of all the companies belonging to the Capital Group accounted for PLN 164 million.

Due to one-off events such as a recognition in other operating revenues of the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost of PLN 1,894 million profit from operations for three quarters 2006 was lower by 37.4% as compared to the parallel period of the prior year. Should this transaction be eliminated, profit from operations for three quarters 2006 would be higher than profit from operations for three quarters 2005 by 8.0%.

In the 3rd quarter 2006 net profit of the Capital Group amounted to PLN 1,037 million and was by 4.3% higher than profit generated in the 3rd quarter 2005. In three quarters 2006 net profit amounted to PLN 2,385 million and was by 43.7% lower than in the comparable period of the prior year.

Consolidated financial data of the Capital Group by business segment are as follows:

'000 PLN

Item	3rd quarter 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1 103 543	211 127	56 708	-14 837	179	1 356 720
Unallocated revenues of the Group						13 424
Unallocated costs of the Group						-191 201
Profit from operations						1 178 943

Item	3rd quarter 2005					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	1 159 007	141 231	-51 806	-16 394	642	1 232 680
Unallocated revenues of the Group						2 773
Unallocated costs of the Group						-144 676
Profit from operations						1 090 777

Total profit from operations for the 3rd quarter 2006 increased by 8.1% as compared to the analogous period of the prior year. This trend was caused by the increase in the result of the petrochemical segment by 49.5% as compared to the 3rd quarter 2005. The favorable dynamics in this segment resulted from high margins on majority of petrochemical products as well as considerable increase in sales volume (of ethylene by 85% and propylene by 76%). The result of the Czech Unipetrol a.s. companies belonging to this segment amounted to PLN 89 million as compared to PLN 98 million in the 3rd quarter 2005.

The decrease of the result of the refining segment in the 3rd quarter 2006 by 4.8% resulted from downwards trends in margins on refining products. Unipetrol a.s. generated in this segment very good result of PLN 137 million as compared to PLN 75 million in the prior year.

The result of the chemical segment for the 3rd quarter 2006 increased by PLN 109 million as compared to the 3rd quarter 2005. Higher segment results reflected favorable dynamics of profits in Anwil S.A. (PLN 59 million in the 3rd

quarter 2006 as compared to PLN 17 million in the 3rd quarter 2005). Unipetrol a.s incurred a loss of PLN 4 million in this segment as compared to a loss of PLN 10 million incurred in the prior year.

'000 PLN

Item	3 quarters 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	2 239 498	749 334	142 633	41 579	-3 388	3 169 656
Unallocated revenues of the Group						34 643
Unallocated costs of the Group						-386 207
Profit from operations						2 818 092

Item	3 quarters 2005					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	3 398 496	1 492 041	161 463	273 000	-248 307	5 076 693
Unallocated revenues of the Group						124 927
Unallocated costs of the Group						-697 813
Profit from operations						4 503 807

Profit from operations for three quarters 2006 would increase by 8.0% as compared to analogous period of the prior year, should one-off event such as recognition of the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost be eliminated. Without this adjustment, profit from operations decreased by 37.4%. Profit from operations in the refining segment would decrease by 14.5% as compared to three quarters 2005, should one-off event in the amount of PLN 778 million be eliminated. Without this adjustment EBIT of the segment decreased by 34.1%. It resulted from unfavorable level of differential decreasing EBIT by PLN 90 million as well as lower margins on diesel oil as compared to the prior year. The Unipetrol a.s. companies realized in this segment profit from operations of PLN 163 million as compared to 127 million in the prior year.
Petrochemical segment's profit from operations for three quarters 2006 would increase by 25.1% as compared to analogous period of the year 2005, should the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost of PLN 892 million be eliminated. Such an increase was due to very good segment results of Unipetrol a.s. (PLN 356 million as compared to PLN 115 million in 2005) as well as favorable margins on ethylene and propylene. Profit from operations of the chemical segment decreased by 49.8%. Should the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost be eliminated, profit from operations of chemical segment for three quarters 2006 would increase by 280.1% as compared to analogous period of 2005. Higher segment results reflected favorable dynamics of profits in Anwil S.A. (PLN 147 million in three quarters 2006 as compared to PLN 91 million in 2005). Unipetrol a.s incurred in this segment a loss of PLN 7 million as compared to a loss of PLN 13 million incurred in the prior year.

OPTIMA program (directed at savings in operating expenses and capital expenditures in the period 2006-2009), implemented with an effect from 1 January 2006, brought considerable cost cutting results in the 3rd quarter 2006 in the amount of PLN 117 million. For three quarters the effects of OPTIMA program reached the level of PLN 215 million.

In the 3rd quarter 2006, the Parent Company did not issue any securities under the Bond Issuance Program.

IV. CIRCUMSTANCES AND EVENTS IN PARTICULAR OF A NON-STANDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULT

During the nine-month period ended 30 September 2006 the following significant events influencing the information presented in these condensed consolidated financial statements occurred:

1. CO_2 Emission rights

In the financial statements, the Group recognized the CO2 emission rights that were granted free of charge based on binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.
Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	Quantity (Mg)	Value (in PLN thousand)
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 941 016
Actual use of emission rights in 2005	10 307 443	857 783
Emissions planned in 2006, including:	11 947 337	992 070
Estimated emissions in I quarter 2006	3 067 289	254 933
Estimated emissions in II quarter 2006	2 849 818	236 456
Estimated emissions in III quarter 2006	2 879 191	238 792
Emissions planned in 2007	12 043 283	999 972

The net value of granted emission rights as at 30 September 2006 in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

As at the date of preparation of these condensed consolidated financial statements the decisions relating settlement of CO_2 emission rights usage in 2005 were made.

In the period covered by these financial statements unused emission rights were sold:

Period, in which the CO2 emission rights were sold	Quantity (Mg)	Value (in PLN thousand)	Income from sold rights
I quarter 2006	275 000	23 479	26 401
II quarter 2006	165 000	14 087	17 897
III quarter 2006	10 000	818	634

In the period ended 30 September 2006, the income from sales of CO_2 emission rights of PLN 44,932 thousand was recognized.

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment				Petrochemical Segment			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005	
Revenues								
Sales to external customers	30 259 057	11 425 000	24 916 799	11 082 381	6 806 410	2 514 508	3 091 798	1 272 726
Transactions with other segments	9 651 600	3 832 165	4 808 441	2 466 119	3 218 305	1 380 884	1 509 799	568 955
Settlement of hedging transactions					92 638	36 411	75 379	26 048
Total sales revenues	39 910 657	15 257 165	29 725 240	13 548 500	10 117 353	3 931 803	4 676 976	1 867 729
Total operating expenses	(37 758 126)	(14 180 521)	(27 022 750)	(12 363 838)	(9 326 513)	(3 677 809)	(4 060 641)	(1 723 906)
Other operating revenues	220 710	72 923	165 575	39 164	78 567	32 931	48 105	36 079
Other operating expenses	(133 743)	(46 024)	(247 737)	(64 819)	(120 073)	(75 798)	(65 320)	(38 671)
The excess of the fair value of acquired net assets over the acquisition price	-	-	778 168	-	-	-	892 921	-
Segment result	2 239 498	1 103 543	3 398 496	1 159 007	749 334	211 127	1 492 041	141 231
Unallocated revenues of the Group								
Unallocated excess of the fair value of acquired net assets over the acquisition cost								
Unallocated costs of the Group								
Profit (loss) on the sale of all or part of shares of related parties								
Profit from operations								
Financial revenues								
Financial expenses								
Share in profit from investments accounted for under equity method	(283)	292	19 278	11 649	-	-	-	-
Profit before tax								
Income tax expense								
Net profit, including:								
Minority interest								
Net profit attributable to equity holders of the parent								

	Chemical Segment				Other operations			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005	
Revenues								
Sales to external customers	1 875 681	661 649	1 232 996	482 553	720 477	241 508	518 412	210 720
Transactions with other segments	5 083	1 949	73 143	72 635	762 451	237 241	646 441	236 400
Settlement of hedging transactions								
Total sales revenues	1 880 764	663 598	1 306 139	555 188	1 482 928	478 749	1 164 853	447 120
Total operating expenses	(1 751 973)	(608 398)	(1 279 876)	(615 343)	(1 430 360)	(485 552)	(1 146 998)	(451 332)
Other operating revenues	20 400	2 512	13 363	8 703	21 871	7 197	28 016	4 132
Other operating expenses	(6 558)	(1 004)	(2 099)	(354)	(32 860)	(15 231)	(32 167)	(18 314)
The excess of the fair value of acquired net assets over the acquisition price	-	-	123 936	-	-	-	259 296	-
Segment result	142 633	56 708	161 463	(51 806)	41 579	(14 837)	273 000	(16 394)
Unallocated revenues of the Group								
Unallocated excess of the fair value of acquired net assets over the acquisition cost								
Unallocated costs of the Group								
Profit (loss) on the sale of all or part of shares of related parties								
Profit from operations								
Financial revenues								
Financial expenses								
Share in profit from investments accounted for under equity method	1 215	816	(7 382)	(7 460)	164 074	64 713	168 898	65 541
Profit before tax								
Income tax expense								
Net profit, including:								
Minority interest								
Net profit attributable to equity holders of the parent								

	Adjustments				Total			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005	
Revenues								
Sales to external customers					39 661 625	14 842 665	29 760 005	13 048 380
Transactions with other segments	(13 637 439)	(5 452 239)	(7 037 824)	(3 344 109)	-	-	-	-
Settlement of hedging transactions					92 638	36 411	75 379	26 048
Total sales revenues	(13 637 439)	(5 452 239)	(7 037 824)	(3 344 109)	39 754 263	14 879 076	29 835 384	13 074 428
Total operating expenses	13 634 051	5 452 418	7 038 377	3 344 751	(36 632 921)	(13 499 862)	(26 471 888)	(11 809 668)
Other operating revenues					341 548	115 563	255 059	88 078
Other operating expenses					(293 234)	(138 057)	(347 323)	(120 158)
The excess of the fair value of acquired net assets over the acquisition price	-	-	(248 860)	-	-	-	1 805 461	-
Segment result	(3 388)	179	(248 307)	642	3 169 656	1 356 720	5 076 693	1 232 680
Unallocated revenues of the Group					32 898	12 959	7 305	2 773
Unallocated excess of the fair value of acquired net assets over the acquisition cost					-	-	88 227	-
Unallocated costs of the Group					(386 207)	(191 201)	(897 813)	(144 676)
Profit (loss) on the sale of all or part of shares of related parties					1 745	465	29 395	-
Profit from operations					2 818 092	1 178 943	4 503 807	1 090 777
Financial revenues					423 045	198 284	499 528	208 868
Financial expenses					(422 084)	(95 338)	(328 172)	(148 148)
Share in profit from investments accounted for under equity method					165 006	65 821	180 794	69 730
Profit before tax					2 984 059	1 347 710	4 855 957	1 221 227
Income tax expense					(598 592)	(310 371)	(617 536)	(226 808)
Net profit, including:					2 385 467	1 037 339	4 238 421	994 419
Minority interest					166 502	11 896	25 444	9 181
Net profit attributable to equity holders of the parent					2 218 965	1 025 643	4 212 977	985 238

(all amounts in PLN thousand)

	Refining Segment				Petrochemical Segment				Chemical Segment				Other operations				Total			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005	
Cost incurred to acquire property, plant and equipment and intangible assets	612 196	248 457	613 899	275 283	162 795	45 942	478 651	161 455	152 497	68 174	233 840	113 790	124 710	50 438	91 247	37 338	1 052 198	413 011	1 417 837	587 866
Unallocated cost incurred to acquire property, plant and equipment and intangible assets																	32 410	18 886	30 374	5 736
Total cost incurred to acquire property, plant and equipment and intangible assets																	1 084 608	431 897	1 448 011	593 602
Segment depreciation	820 615	209 845	653 734	292 980	467 404	99 948	198 828	103 470	224 083	131 328	146 268	99 957	157 205	51 265	137 706	27 425	1 469 307	492 386	1 136 536	523 832
Depreciation of unallocated assets																	20 830	9 533	24 314	7 866
Total depreciation																	1 490 137	501 919	1 160 850	531 698
Non-cash expenses other than depreciation	116 732	45 724	143 993	20 222	69 366	51 685	32 727	30 580	7 360	5 688	484	345	31 315	13 863	82 521	7 979	224 773	118 960	259 725	59 126

(all amounts in PLN thousand)

	Refining Segment				Petrochemical Segment				Chemical Segment				Other operations				Total			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005		ended 30 September 2006		ended 30 September 2005	
Additions of impairment allowances	(55 974)	(19 262)	(69 388)	(23 645)	(49 278)	(30 209)	(23 293)	(12 750)	(3 207)	(1 486)	(311)	(154)	(13 321)	(4 792)	(7 729)	(1 310)	(121 780)	(55 729)	(100 721)	(37 859)
Unallocated allowances																	(12 686)	(22)	(285)	(9)
Total additions of impairment allowances																	(134 466)	(55 751)	(101 006)	(37 868)
Reversal of impairment allowances	60 331	15 274	75 155	11 361	31 267	8 895	26 856	18 265	5 039	2 665	9 576	6 871	13 167	2 949	12 012	1 139	109 804	29 783	123 599	37 636
Unallocated reversal of impairment allowances																	7 331	131	2 758	13
Total reversal of impairment allowances																	117 135	29 914	126 357	37 649

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:

- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the nine-month and three-month periods ended 30 September 2006 and 30 September 2005.

	Revenues from sale by geographical area			
	9 months	3 months	9 months	3 months
	ended 30 September 2006		ended 30 September 2005	
Poland	20 368 445	8 004 803	16 312 042	6 090 248
Germany	8 731 109	3 283 033	7 327 894	2 870 596
Czech Republic	5 554 721	1 663 034	3 963 924	2 811 769
Other countries	5 099 988	1 928 206	2 231 524	1 301 815
Total revenues from sale by geographical area	**39 754 263**	**14 879 076**	**29 835 384**	**13 074 428**

(all amounts in PLN thousand)

VII. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities of PKN ORLEN Group as at 30 September 2006 and 31 December 2005

	31 December 2005	Increases/ Decreases	30 September 2006	Expiration of guarantee / surety
Guarantees and sureties granted to other entities:				
performance bonds issued by PKN ORLEN Group for the benefit of legal persons	44 530	(904)	43 626	03.10.2009
customs guarantees issued by Unipetrol a.s. and Parent Company as collateral of settlements towards Customs Office	14 755	2 366	17 121	03.03.2008
collateral for factoring with recourse and for customers' liabilities related to the Paylink Card Agreement issued by Orlen Oil Sp. z o.o. and Orlen PetroTank Sp. z o.o.	14 607	(11 164)	3 443	31.12.2006
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	2 011	(1 231)	780	14.12.2006
guarantee issued by Anwil S.A for the benefit of UHDE GmbH related to the change in chlorine production technology investment	3 926	(3 926)	-	09.08.2006
other*	2 211	82	2 293	31.10.2010
Total guarantees and sureties:	**82 040**	**(14 777)**	**67 263**	
Other contingent liabilities:				
excise tax guarantees, including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods under the excise tax suspension procedure and excise tax liability on goods kept in warehouses under the excise tax suspension procedure	966 379	(74 661)	891 718	
legal cases	39 692	(19 004)	20 688	
letters of credit	14 491	(12 318)	2 173	
Total other contingent liabilities:	**1 020 562**	**(105 983)**	**914 579**	
Total contingent liabilities	**1 102 602**	**(120 760)**	**981 842**	

* including guarantee of the loan for construction of a sewage-treatment plant for the city of Inowroclaw in the amount of PLN 700 thousand.

(all amounts in PLN thousand)

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 JULY 2006 TO THE DATE OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. Receiving a copy of the third citation from the Arbitration Court regarding the contractual penalty, submitted by Agrofert Holding a.s.

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in its regulatory announcement no 46/2006 that on 5 July 2006 PKN ORLEN S.A. received from the Arbitration Court by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague a copy of the third citation regarding the payment of the contractual penalty, submitted by Agrofert Holding a.s. seated in Prague. The value of the subject of the dispute amounts to CZK 409,102,494 with interests (i.e. approximately EUR 14,383,542 based on CZK/PLN and EUR/PLN average exchange rates as of 5 July 2006, stated by National Bank of Poland). Detailed information in the note XI 8 of these financial statements.
(see also: Regulatory announcements no 27/2006 of 10 May 2006, no. 12/2006 of 20 February 2006, no. 8/2006 of 25 January 2006, no. 41/2004 of 4 June 2004 and no. 85/2003 of 20 November 2003)

2. The Government of the Republic of Lithuania has waived its right of the first refusal with respect to 53.7022% shares in AB Mazeikiu Nafta

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN S.A.") informed in its regulatory announcement no 47/2006 that on 12 July 2006 the Government of the Republic of Lithuania irrevocably elected not to exercise its right of first refusal with respect to 53.7022 shares in AB Mazeikiu Nafta, referred to in the share purchase agreement concluded on 26 May 2006 between Yukos International UK B.V. ("Yukos") and PKN ORLEN S.A. Detailed information in the note XVI 3 of these financial statements.

3. Sales of shares in Zakład Budowy Aparatury S.A.

PKN ORLEN S.A. informed in its regulatory announcement no 48/2006 that on 1 August 2006, on the basis of the agreement signed 25 July 2006, PKN ORLEN S.A. sold 173,830 shares of Zakład Budowy Aparatury S.A. seated in Płock, with a par value of PLN 100 each, representing 96.57% of the share capital of Zakład Budowy Aparatury S.A. and 96.57% of votes at the general shareholders' meeting of Zakład Budowy Aparatury S.A., for a total amount of PLN 15,888,062, i.e. PLN 91.40 for each share.

4. Consent of anti-trust bodies of Ukraine and the United States of America related to the purchase of shares in AB Mazeikiu Nafta by PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 49/2006 that based on the analyses of AB Mazeikiu Nafta ("Mazeikiu") export activities, conducted in the course of additional due diligence of Mazeikiu, it was determined that precedent to execution of share sale and purchase agreements with Yukos International B.V., related to 53.7022% stake in AB Mazeikiu Nafta, and with the Government of the Republic of Lithuania, related to 30.6615% stake in AB Mazeikiu Nafta, aside from European Commission's clearance, obtaining of relevant consent from the Ukrainian Anti-Trust Committee as well as consent of anti-trust bodies of United States of America is required. The same provisions of the agreements apply to the above consents as to the European Commission's consent. The Company does not expect either any delays to planned execution of the transaction or increase of risk related to its successful completion, connected with the necessity of obtaining relevant consents in Ukraine or United States of America.
Having become aware of the requirement to obtain the consents of the Anti-Trust Committee in Ukraine and the appropriate anti-trust authorities in the United States of America, PKN ORLEN S.A. supplemented Regulatory announcement no 33/2006 from 26 May 2006.
See also: Regulatory announcements no. 33/2006 of 26 May 2006, no. 37/2006 of 9 June 2006 and no. 47/2006 of 13 July 2006.

5. Purchase of shares in ORLEN Prewencja Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 51/2006 that on 16 August 2006 it was made familiar with the fact that ORLEN Prewencja Sp. z o.o., a limited liability company seated in Płock, 7 Chemików Street, 09-411 Płock, was registered on 9 August 2006 by the District Court in Warsaw, XIV Commercial Department of Commercial Register, and received the number KRS 0000261788.

PKN ORLEN S.A. established 3,000 shares in ORLEN Prewencja Sp. z o.o., with a par value of PLN 500 each, representing 100% of the share capital of ORLEN Prewencja Sp. z o.o. and 100% votes at the general shareholders' meeting of ORLEN Prewencja Sp. z o.o. The established shares were covered by PKN ORLEN S.A. in the form of a cash contribution of PLN 1,500 thousand.

(all amounts in PLN thousand)

Main business activities of ORLEN Prewencja Sp. z o.o. are connected with keeping the work safety, fire prevention, civil defence and natural environment protection.

6. Płocki Park Przemysłowo-Technologiczny share capital increase

PKN ORLEN S.A. informed in its regulatory announcement no. 52/2006 that based on the decision of the District Court in Warsaw, XIV Commercial Department of Commercial Register, dated 31 August 2006 the share capital of Płocki Park Przemysłowo-Technologiczny S.A. ("PPPT") was increased from PLN 25,460,860.00 to PLN 50,460,860.00 i.e. by PLN 25,000,000.00. This was covered by placing of 2,500,000 registered shares having a preference of 2 votes per one share, with par value of PLN 10 each, owned only by PPPT's founding shareholders: PKN ORLEN and the City of Płock in the equal parts of 1,250,000 shares for each shareholder.
Series no.: series "E"
Par value of one share: PLN 10.00
All newly issued shares were covered in form of a cash contribution. The value of shares covered by a cash contribution amounts to PLN 25,000,000.00
After PPT's initial capital increase, its capital structure comprises of:

- the City of Płock – founding shareholder – PLN 25,230,430 – 50%
- PKN ORLEN – founding shareholder – PLN 25,230,430 – 50%

See also: Regulatory announcement no. 16/2006 of 28 February 2006 and no. 18/2006 of 20 March 2006.

7. Purchase of shares in ORLEN Księgowość Sp. z o.o. by PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 53/2006 that on 1 September 2006 it was made familiar with the fact that ORLEN Księgowość Sp. z o.o., a limited liability company seated in Płock, 42 Zglenickiego Street, 09-411 Płock, was registered on 22 August 2006 by the District Court in Warsaw, XIV Commercial Department of Commercial Register, and received the number KRS 0000262301.
PKN ORLEN S.A. established 5,000 shares in ORLEN Ksiegowość Sp. z o.o., with a par value of PLN 500 each, representing 100% of the share capital of ORLEN Księgowość Sp. z o.o. and 100% votes at the general shareholders' meeting of ORLEN Księgowość Sp. z o.o. The established shares were covered by PKN ORLEN S.A. in the form of a cash contribution of PLN 2,500 thousand.

8. Changes in Supervisory Board of PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 54/2006 that on 11 September 2006 it was made familiar by the Minister of State Treasury with the appointment of Mr. Marek Drac-Taton to the position of Member of the Supervisory Board of PKN ORLEN S.A., on behalf of a shareholder, i.e. the State Treasury, on the basis of § 8.2.1 of Articles of Association of PKN ORLEN S.A.

9. Purchase of shares in PetroGaz Wrocław by ORLEN Gaz

PKN ORLEN S.A. informed in its regulatory announcement no. 55/2006 that on 19 September 2006 it was made familiar with the fact that the PKN ORLEN S.A. subsidiary - ORLEN GAZ Sp. z o.o. acquired shares in ORLEN PetroGaz Wrocław Sp. z o.o. On 13 September 2006 ORLEN GAZ purchased 15,000 shares in ORLEN PetroGaz Wrocław with a par value of PLN 100 each, representing 48.39% of the initial capital of ORLEN PetroGaz Wrocław and 48.39% of votes at the general shareholders meeting of ORLEN PetroGaz Wrocław. The purchased shares were covered by ORLEN GAZ in the form of a cash contribution of PLN 930,000.
The book value of the purchased shares in ORLEN GAZ books amounts to PLN 936,060 as at 13 September 2006.

Following the above transaction ORLEN GAZ holds 100% of shares in the share capital of ORLEN PetroGaz Wrocław. PKN ORLEN S.A. holds 100% of shares in the share capital of ORLEN GAZ.

10. Validation of the court sentence regarding the refusal of statement of the invalidity of the PKN ORLEN S.A. General Shareholders Meeting resolution on the appointment of Mr. Jacek Bartkiewicz to the position of Chairman of the Supervisory Board of PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 56/2006 that on 21 September 2006 the Supreme Court (files no. I CSK 120/06), having recognized the complaint raised by Bengodi Finance S.A. (currently SynerProjekt S.A.) against PKN ORLEN S.A., with the participation of the State Treasury as an outside intervener on the side of defendant company PKN ORLEN S.A., regarding the invalidity of resolution of the General Shareholders Meeting of PKN ORLEN S.A. no. 14 of 5 August 2004 on the appointment of Mr. Jacek Bartkiewicz to the position of Chairman of the Supervisory Board of PKN ORLEN S.A., allowed PKN ORLEN's and State Treasury's annulment. Besides having overruled the verdict of the second instance Appeal Court in Warsaw of 8 December 2005 (files no. I ACa 919/05), the Supreme Court dismissed the appeal of the plaintiff from the verdict of the first instance District Court in Warsaw of 1 June 2005 (files no. XV GC 460/04) dismissing the claim. In accordance with the above, the

(all amounts in PLN thousand)

sentence of the District Court, regarding the refusal of statement of the invalidity of the resolution of the PKN ORLEN S.A. General Shareholders Meeting no. 14 of 5 August 2004 about the appointment of Mr. Jacek Bartkiewicz to the position of Chairman of the Supervisory Board, became final and valid.
See also: Regulatory announcements no. 74/2005 of 8 December 2005, no. 34/2005 of 2 June 2005 and no. 66/2004 of 12 August 2004.

11. Receiving the consent of anti-trust bodies of Ukraine and the United States of America in the process of Mazeikiu Nafta share purchase by PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 58/2006 about the fulfillment of certain material conditions of the share purchase agreement related to the acquisition by PKN ORLEN S.A. of 53.7022% shares in AB Mazeikiu Nafta from Yukos International UK B.V., referred to in the regulatory announcement no. 49/2006 of 4 August 2006.

PKN ORLEN S.A. was informed that the U.S. Federal Trade Commission has concluded its review of the planned take over by PKN ORLEN of a control over Mazeikiu. Early termination of the required waiting period for the possible objections of the U.S. anti-trust authorities means the receipt of the clearance under the Hart Scott-Rodino Antitrust Umprovements Act of 1976 for the purchase by PKN ORLEN S.A. of the controlling stake in Mazeikiu in accordance with the agreements with Yukos International UK B.V. and the Government of the Republic of Lithuania.

The Management Board of PKN ORLEN S.A. also informs that the Anti-trust Committee in Ukraine consented to the take over by PKN ORLEN S.A. of a control over Mazeikiu.

The acquisition by PKN ORLEN S.A. of the majority stake in Mazeikiu is still subject to the consent of the European Commission.

See also: Regulatory announcement no. 33/2006 of 26 May 2006, Regulatory announcement no. 37/2006 of 9 June 2006, Regulatory announcement no. 47/2006 of 13 July 2006 and Regulatory announcement no. 49/2006 of 4 August 2006.

12. ORLEN EKO Sp. z o.o. share capital increase

PKN ORLEN S.A. informed in its regulatory announcement no. 59/2006 that on 27 September 2006 it was made familiar with the fact that the share capital increase of PKN ORLEN's subsidiary – ORLEN Eko Sp. z o.o. was registered on 19 September 2006 by the District Court in Warsaw, XIV Commercial Department of Commercial Register. The share capital of ORLEN Eko was increased by the placing of 40,000 new, equal and indivisible shares, with a par value of PLN 500 each and total value of PLN 20,000 thousand. The initial capital of ORLEN Eko Sp. z o.o. after registration of the share capital change amounts to PLN 22,000 thousand.

All newly issued shares, in the number of 40,000, were covered by PKN ORLEN S.A. in the form of a cash contribution amounting to PLN 20,000 thousand.

PKN ORLEN S.A. owns 100% of ORLEN Eko Sp. z o.o. shares (44,000 shares with a par value of PLN 500 each), which represents 100% of the total number of votes at the general shareholders meeting of ORLEN Eko Sp. z o.o.

13. Hydrocracking installation standstill in PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 61/2006 that on 13 October 2006 PKN ORLEN S.A. stopped its Hydrocracking installation in order to replace worn elements. The shut down of the unit has been scheduled for approximately 12 days until the replacements are complete and final tests carried out. It means that the facility's overhaul will be performed within a very fast pace, given that the standard period for such work is normally around 18 days.
Due to the necessary Hydrocracking installation standstill, PKN ORLEN has prepared a precise overhaul work-schedule together with different scenarios for the operations of other units.
PKN ORLEN S.A. ensures that the hydrotreatment plant shut down will not adversely affect product supplies from PKN ORLEN S.A. The Company has arranged for imports of additional fuel volumes, which will completely offset any drop in production as a result of the shut down. This means that both wholesale contracts and retail outlet supplies will be fulfilled without interruption.
PKN ORLEN S.A. assessed that the shut down of the Hydrocracking installation will reduce the PKN ORLEN unconsolidated profit from operations for the fourth quarter 2006 by PLN 56 million.

PKN ORLEN S.A. informed in its regulatory announcement no. 64/2006 that on 23 October 2006 PKN ORLEN S.A. resumed the operation of its Hydrocracking installation in Płock, after a 10 day shutdown. The shutdown of the unit started on 13 October 2006 and was completed in 10 days, two days earlier than previously planned.

(all amounts in PLN thousand)

Due to the shortening of the period of the Hydrocracking installation standstill, PKN ORLEN S.A. has verified its previous estimates (that were published in regulatory announcement no 61/2006 of 16 October 2006) and states that the standstill of the Hydrocracking installation will reduce PKN ORLEN's unconsolidated profit from operations for the fourth quarter 2006 by PLN 49 million. The impact of the Hydrocracking installation shutdown will be 12.5% lower than that previously assessed.

14. Purchase of shares in ETYLOBENZEN Płock Sp. z o.o. by PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 62/2006 that on 16 October 2006 it signed a contract of partnership under the name ETYLOBENZEN Płock Sp. z o. o. with Firma Chemiczna DWORY, seated in Oświęcim.

The share capital of ETYLOBENZEN Płock Sp. z o.o. amounts to PLN 12,000 thousand and is divided into 1,200 equal and indivisible shares with a par value of PLN 10,000 each.

PKN ORLEN S.A. established 612 shares in ETYLOBENZEN Płock Sp. z o.o., representing 51% of the initial capital of ETYLOBENZEN Płock Sp. z o.o. and 51% of the total number of votes at the general shareholders meeting of ETYLOBENZEN Płock Sp. z o.o., for the total price of PLN 6,120 thousand. The established shares in ETYLOBENZEN Płock Sp. z o.o. will be covered by PKN ORLEN S.A. in the form of a cash contribution of PLN 5,850,000 and non-cash contribution by kind of PLN 270,000. The book value of the purchased shares in the PKN ORLEN S.A. books will be equal to the purchase price.

Shares purchased by PKN ORLEN will be paid by the issuer's own sources.

15. Changes in the Management Board of PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 63/2006 that on 17 October 2006 the Supervisory Board of PKN ORLEN S.A. appointed Mr. Piotr Kownacki to the position of Vice President of the PKN ORLEN Management Board beginning from 23 October 2006.

16. The Supervisory Board and the Management Board of Unipetrol a.s. have approved the terms and conditions of the Share Purchase Agreement for the sale of Spolana a.s. shares

The Management Board of Polski Koncern Naftowy ORLEN S.A. informed in its regulatory announcement no 65/2006 that on 26 October 2006 the Supervisory Board and the Management Board of Unipetrol a.s. approved the terms and conditions of the Share Purchase Agreement for the sale of 81.78 % of the shares of the Unipetrol a.s. subsidiary - SPOLANA a.s., seated in Neratovice, Czech Republic. The agreement is concluded between Unipetrol a.s., as seller, and Zaklady Azotowe ANWIL S.A., seated in Wloclawek, as purchaser.

The terms and conditions of the Share Purchase Agreement were also approved by the relevant corporate bodies of Zaklady Azotowe ANWIL S.A.
The Share Purchase Agreement was planned to be signed by UNIPETROL a.s. and Zaklady Azotowe ANWIL S.A. on 27 October 2006.
PKN ORLEN S.A. owns 63% of the total number of votes at the general shareholders meeting of Unipetrol a.s. and 84% of the total number of votes at the general shareholders meeting of Zaklady Azotowe ANWIL S.A.

The regulatory announcement was prepared based on art. 56 section 1 point 1 of Act on Public Offering, Conditions, Governing the Introduction of Financial Instruments to Organized Trading and Public Companies of 29 July 2005 (Official Journal No. 184/2005, item 1539).

17. Unipetrol a.s. and Zakłady Azotowe ANWIL S.A. signed share purchase agreement on sale of Spolana a.s. shares

PKN ORLEN S.A. informed in its regulatory announcement no. 66/2006 that on 27 October 2006 UNIPETROL a.s., seated in Prague, Czech Republic ("Unipetrol"), as seller, and Zaklady Azotowe ANWIL S.A., seated in Włocławek, Poland ("Anwil"), as purchaser, signed the Share Purchase Agreement on sale of 1,500 ordinary series "A" shares and 6,090,941 ordinary series "B" shares of Spolana a.s. ("Purchased Shares"), seated in Neratovice, Czech Republic ("Spolana").
The Purchased Shares represent 81.78% of the share capital of Spolana with a par value of CZK 11,600 per each series "A" share (i.e. approximately PLN 1,588.04 based on CZK/PLN average exchanges rates as of 26 October 2006, stated by National Bank of Poland) and CZK 116 per each series "B" share (i.e. approximately PLN 15.88 based on CZK/PLN average exchanges rates as of 26 October 2006, stated by National Bank of Poland), and represent 81.78% of the total number of votes at the general shareholders meeting of Spolana. The book value of the

(all amounts in PLN thousand)

Purchased Shares in the Unipetrol books amounted to CZK 986 million (i.e. approximately PLN 135 million based on CZK/PLN average exchanges rates as of 26 October 2006, stated by National Bank of Poland) as of 25 October 2006.

The total price for the Purchased Shares amounts to CZK 640,382,956 (i.e. approximately PLN 87,668,427 based on CZK/PLN average exchanges rates as of 26 October 2006, stated by National Bank of Poland) and will be paid for by Anwil in the form of a cash contribution from own financial sources.

Under the Share Purchase Agreement, Anwil is obligated to undertake financial restructuring of Spolana via satisfaction in full of the debt owed by Spolana to Unipetrol amounting to CZK 660 million as of 25 October 2006 (i.e. approximately PLN 90 million based on CZK/PLN average exchange rate as of 26 October 2006, stated by National Bank of Poland).

The purchase price may be subject to the price adjustment on the occurrence of any of the following conditions:
- environmental guarantee provided by the National Property Fund of the Czech Republic (now, the Czech Republic through the Ministry of Finance) for compensation of costs for the environmental damage remediation of the Old amalgam electrolysis project will not be sufficient for compensation of costs for remediation of the aforementioned environmental damage and all necessary steps will have been taken by Anwil and Spolana without success for obtaining additional funds for this purpose - Unipetrol will be obligated to financially indemnify Anwil up to 40 % of the Purchased Shares price, or
- there will be other potential obstacles in Spolana's future operation – Unipetrol will be obligated to financially indemnify Anwil up to 1-3 % of the Purchased Shares price.

Main business activities of Spolana include production and sales of:
- suspension polyvinyl chloride (S-PVC) and granulated polyvinyl chloride (G-PVC)
- caprolactam as raw material for production of polyamide fiber, construction materials and plastics
- soda lye.

Main business activities of ANWIL include production and sales of:
- suspension polyvinyl chloride (S-PVC)
- granulated products based on PVC as well as compositions and PVC plates
- soda lye and caustic soda
- chemical fertilizers including ammonium nitrate, nitro-chalks.

Main business activities of Unipetrol a.s include production and sales of refining, petrochemical and chemical products.

PKN ORLEN owns 63% of the total number of votes at the general shareholders meeting of Unipetrol a.s and 84.48% of the total number of votes at the general shareholders meeting of ANWIL.
Supervisory Board of Spolana a.s consists of six members, two of them are Anwil's employees, one of them is PKN ORLEN's employee. Anwil Supervisory Board consists of five members and four of them are PKN ORLEN's employees. Management Board of Spolana a.s consists of five members, two of them are Anwil's employees and one of them is Unipetrol's employee.
Supervisory Board of Unipetrol consists of ten members, seven of them are PKN ORLEN's employees.

As the Purchased Shares represent more that 20% of the Spolana a.s initial capital, they are significant assets in accordance with the § 2 section 1 point 52 and section 5 of the Minister of Finance Decree of 19 October 2005 on current and periodic information provided by issuers of securities.

18. Call of Extraordinary General Meeting of PKN ORLEN S.A. on 30 November 2006

PKN ORLEN S.A. has issued a correction to the Regulatory Announcement no 67/2006, dated 27 October 2006, concerning the convention of the Extraordinary General Meeting ("Meeting") on 30 November 2006. PKN ORLEN S.A. informed that the agenda of the Meeting has been extended by the insertion of point no 6 "Information on the process regarding the purchase of AB Mazeikiu Nafta's shares" after point no 5.
Due to this change, the numbering of all the following points has also been changed.
After the above-mentioned change, the Agenda of the Extraordinary General Meeting of Shareholders is as follows:

1. Opening
2. Election of the Chairman of the Meeting
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda
5. Information regarding the restructuring processes that are being conducted in the Company
6. Information on the process regarding the purchase of AB Mazeikiu Nafta's shares
7. Election of the Vote Counting Commission
8. Voting on a resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN
9. Closure of the Meeting

(all amounts in PLN thousand)

Other information published in the regulatory announcement no 67/2006 dated 27 October 2006 remains unchanged.

19. PKN ORLEN S.A. obtained the European Commission's clearance for the acquisition of a controlling stake in AB Mazeikiu Nafta

PKN ORLEN S.A.informed in its regulatory announcement no 68/2006, that it obtained the European Commission's clearance for the acquisition of a controlling stake in AB Mazeikiu Nafta ("Mazeikiu"), on 7 November 2006. The receipt of the consent of the European Commission constitutes the satisfaction of one of the closing conditions related to the acquisition by PKN ORLEN of the shares in Mazeikiu pursuant to the Share Purchase and Sale Agreement dated 26 May 2006 (the "Sale Agreement") between PKN ORLEN S.A. and Yukos International UK B.V. ("Yukos International").

PKN ORLEN and Yukos International agreed that the purchase by PKN ORLEN S.A. of Yukos International's 53.7% stake in Mazeikiu will be completed no later than 28 February 2007, subject to the satisfaction or waiver of all conditions to closing set forth in the Sale Agreement. PKN ORLEN S.A. intends to close the transaction as soon as possible and Yukos International has agreed to cooperate with PKN ORLEN S.A. to close as of an earlier date, if requested.

See also: regulatory announcement no 58/2006 dated 26 September 2006, regulatory announcement no 49/2006 dated 4 August 2006, regulatory announcement no 47/2006 dated 13 July 2006, regulatory announcement no 37/2006 dated 9 June 2006, regulatory announcement no 33/2006 dated 26 May 2006.

IX. SHAREHOLDERS HOLDING DIRECTLY OR UNDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report*	Number of shares presented in the prior quarter report	Change of % in the period 21.07.2006 - 20.10.2006r.	% of votes at the GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
Skarb Państwa	10.20%	43 633 897	-	10.20%	43 633 897
The Bank of New York (owners of GDR)	7.15%	30 568 454	(1.12)	6.03%	25 768 924
Others	65.33%	279 430 411	1.12	66.45%	284 229 941
Total	100%	427 709 061	-	100%	427 709 061

* Data as at 21 July 2006
** Data as at 20 October 2006

The percentage interest of the above shareholders in the Company's share capital is compatible with the percentage of votes at the General Shareholders Meeting as at the report filing date.

(all amounts in PLN thousand)

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the third quarter 2006

	Number of shares, options as at the date of the prior quarter report filing*	Acquisition	Disposal	Number of shares, options as at the date of the report filing**
Management Board	-	-	-	-
Supervisory Board	**2 950**	-	-	**2 950**
Raimondo Eggink	2 950	-	-	2 950

* Data as at 21 July 2006
** Data as at 20 October 2006

XI. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF COURT, BODY APROPRIATE FOR ARBITRATION PROCEEDINGS OR IN FRONT OF PUBLIC ADMINISTRATION BODIES AND ON OTHER RISKS OF PARENT COMPANY AND ITS SUBSIDIARIES

1. Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. On 14 November 2005 the Head of the Customs Office in Kraków had refused to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by the company for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0%. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Head of the Customs Office in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court against the decision of the Head of the Customs Office in Kraków together with a motion to suspend execution of the decision. The complaint and a motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006.

On 14 February 2006 the Head of Customs Office in Kraków issued a decision on suspending execution of the decision until the case is decided by Woivodship Administrative Court.

(all amounts in PLN thousand)

Until the present moment the case regarding company's excise tax liability is in progress in front of Woivodship Administrative Court and the outcome is unknown.
The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is high probability of positive outcome, based on the evidence and arguments raised by the Company. As a result the Company did not create a provision related to the case in the financial statement for the period ended 30 September 2006.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. The deadline for completion of control proceedings was prolonged to 30 November 2006.

On 12 May 2006 the Company received a decision of the Head of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of value added tax and excise tax for the period 1 January 2004 – 30 April 2004. The deadline for completion of control proceedings was established to 29 December 2006.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known.

2. The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel fuels while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofules are available.
On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A.. The Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the District Court against the decision of the Chairman of the Energy Regulatory Office on 26 September 2006. As at the date of preparation of these financial statements, the opinion of the Chairman of the Energy Regulatory Office is not yet known.

3. Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict, on 27 June 2005 PKN ORLEN submitted its response to the appeal. The Court of Appeals in Warsaw declared that the Tankpol's appeal will be recognized on 21 March 2006. The Court of Appeals postponed pronouncing the judgment till 31 March 2006. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals declared that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. According to verbal justification of the verdict, the Court of Appeals is convinced that PKN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals is legally binding and feasible, however both parties are entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

4. Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci

(all amounts in PLN thousand)

Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce ("PCC") in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.

On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.

On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.

On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN S.A. complaint against the verdict of Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.

The attorney of PKN ORLEN in the described case has issued a motion in respect of preparation and submission of justification of the verdict. On 27 April 2006 PKN's attorney received the justification of a verdict from the District Court. Upon analysis of the justification, PKN decided not to appeal against the verdict. The verdict is legally binding.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.

On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.

On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453 thousand. On 7 August 2006 PKN ORLEN changed the suit by the letter submitted to the Court of Arbitration of PCC and now demands contractual penalty of PLN 111,511 thousand with interest.

According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. On the seating dated 31 August 2006 and 1 September 2006 the Court of Arbitration acquainted with testimony of both parties witnesses. As at the date of preparation of these financial statements the date of the next seating was not set.

As of 30 September 2006, shares in NOM were presented in the consolidated financial statements as investments in associates in the net amount of PLN 18 million, after recognition of an impairment of shares allowance based on independent expert's valuation.

5. Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.

As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings.

The above described proceedings have not yet been ended.

According to the decision of the Polish Constitutional Tribunal issued on 25 October 2006, suspended proceedings may be again opened.

(all amounts in PLN thousand)

6. Anti-trust proceedings

As at the date of the preparation of the report, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that Polski Koncern Naftowy ORLEN S.A. in Płock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.
The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by the Lotos Group S.A. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Lotos Group S.A. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006. As at the date of preparation of these financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.
By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of prohibited agreement, the Company assesses risk of fine as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 due to this fact the provision was fully reversed in PKN ORLEN. On 4 October 2001 OCCP submitted an annulment to the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw and the Consumer and Competition Court (former Anti-Trust Court), which at the hearing on 21 July 2004 pronounced the judgment again revoking the appealed decision of OCCP.
Due to the received letter, PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. Simultaneously OCCP approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 14 March 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 30 April 2006 due to necessary completion of evidence from proceedings. On 31 July 2006 the Company was informed of the prolongation of the anti-trust proceedings until 31 August 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN S.A. was given a fourteen-days period to get acquainted with gathered evidence. On 3 November 2006, after getting acquainted with all gathered evidence the Company submitted a motion to discontinue the proceeding or to issue a decision stating that there were no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of Anti-trust Act. As at the date of preparation of these financial statements the proceedings were not finalized.

After getting acquainted with all gathered evidence it might be assessed that the risk that PKN ORLEN S.A. may again be fined is low. It is more probable that the decision stating discontinuance of activities limiting competition based on art. 10 par. 2 of Anti-trust Act will be issued.

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Management Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management Board, supported by an independent legal opinion, a risk that the Company is charged with a fine is remote.

(all amounts in PLN thousand)

7. Investment relief

In accordance with tax regulations, in force in previous years, Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:
- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium)

During the period 2001-2003 Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2001	98 927	43 750
2002	14 234	49 222
2003	-	6 923
Total	**113 161**	**99 895**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

As at the date of preparation of these financial statements Unipetrol Group companies have utilized PLN 24,219 thousand of investment relieves.

8. Agreements for disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the former Management Board of PKN ORLEN concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the present Management Board, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
Agrofert Holding a.s. agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005.

On 25 January 2006 PKN Orlen received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interest. The court proceeding in front of Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN Orlen has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE, a.s and ALIACHEM, a.s. shares.

On 9 May 2006 Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interest. The arbitration proceedings initiated by the law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interest.
The amount claimed by Agrofert Holding a.s. in a third law suit is currently analyzed by the Company's legal advisors.

In respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V., as at the date of preparation of these financial statements the parties are conducting mediations aimed at amicable settlement of the

(all amounts in PLN thousand)

dispute. The Management Board of the Company hopes that, as a consequence of series of meetings, the Company and ConocoPhillips will soon finalize the mediation process with positive outcome for both parties.
The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

9. Agreements with DEZA a.s.

In August and September 2005 UNIPETROL, a.s. received letters from DEZA a.s., requesting execution of the agreements regarding sale of shares in AGROBOHEMIE a.s. and ALIACHEM a.s. UNIPETROL a.s. and DEZA a.s. each own 50% shares in AGROBOHEMIE a.s. The shareholder structure in ALIACHEM a.s. is as follows: AGROBOHEMIE a.s. owns 55.01% shares, UNIPETROL a.s. – 38.79% and DEZA a.s. – 4.67%. The remainder of 1.53% is owned by minority shareholders of ALIACHEM a.s.
Letters received from DEZA regarded the agreements for future payable assignment of shares, concluded between UNIPETROL a.s. and DEZA a.s. in relation to shares in AGROBOHEMIE a.s. and ALIACHEM a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of UNIPETROL a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of UNIPETROL a.s. has proposed that DEZA a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. In spite of endeavors of UNIPETROL a.s., DEZA a.s. has rejected proposals of the Management Board of UNIPETROL a.s. In such a situation the Management Board of UNIPETROL a.s. decided to submit the case to court. On 14 December 2005 UNIPETROL a.s. filed a law suit to the court in Ostrava regarding declaration of invalidity of agreements concerning shares of AGROBOHEMIE a.s. and ALIACHEM a.s. As a response Deza a.s. claimed for penalty in the amount of CZK 71,000 thousand for period 2 September 2005 – 11 November 2005 and CZK 18,000 thousand for period 6 October 2005 – 11 November 2005, calculated as at 11 November 2005. The amounts were calculated in line with above described agreements, which UNIPETROL a.s. considers as not valid.
On 24 March 2006 the Court in Ostrava rejected the motion of Unipetrol a.s. in respect of the declaration of invalidity. The rejection was substantiated by the fact that DEZA a.s. filed a separate claim against Unipetrol a.s. in respect of settlement of contractual penalties. According to the view of the Court in Ostrava, proceedings related to declaration of invalidity are not necessary; hence it will be decided in front of the Court in Prague, prior to verdict in respect of the suit submitted by Deza a.s.
On 5 April 2006 Unipetrol received a warrant for payment of the contractual penalty from the Court in Prague. Unipetrol submitted an annulment to the warrant as well as it sustained its opinion as to invalidity of the agreements. Consequently, Unipetrol claims that requests of DEZA a.s. concerning contractual penalties should be rejected.
Legal and financial effects of claims submitted by DEZA a.s. and interpretation of provisions of the concluded agreements regarding assignment of shares of AGROBOHEMIE a.s. and ALIACHEM a.s. may include necessity of assignment of shares (for a price that is not yet determined) and payment of penalties and compensations. By virtue of faults in agreements and substantial doubts regarding its validity, the financial impact on UNIPETROL a.s. is difficult to be quantified. The Management of UNIPETROL a.s. monitors the level of risk related to DEZA's claims on a current basis.
Simultaneously, in order to reduce potential risk, the Management Board of UNIPETROL has initiated further actions aimed at conclusion of a compromise that might result in elimination of legal faults in the agreements and renouncement of claims by DEZA a.s.

Due to loss of significant influence of Unipetrol Group on associated companies: Aliachem (currently Synthesia a.s.), Agrobohemie and Lovochemie as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of UNIPETROL a.s. as at 30 September 2006 as long-term financial investments of PLN 514,110 thousand. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares in AGROBOHEMIE a.s. and ALIACHEM a.s., neither impairment provision in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

(all amounts in PLN thousand)

XII. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 30 September 2006, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the value exceeding 10% of the Company's equity.

XIII. RELATED PARTIES

1. Information about unusual related party transactions

During the period from 1 January to 30 September 2006, there were no unusual related party transactions concluded between related parties within the Group, where the transaction value would exceed EUR 500 thousand.
Transactions concluded within the Group related to the deliveries and supplies connected with the normal activity of the Group companies.

2. Information about significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the 9 month periods ended 30 September 2006 and 30 September 2005 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.

As at 30 September 2006 and 30 September 2005 the Group companies did not grant any loans to managing and supervising persons and their relatives.

During the 9 month periods ended 30 September 2006 and 30 September 2005 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

During the 9 month period ended 30 September 2006 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons	26 015	52 837	3 102	11 685
Natural persons	-	-	-	-

c) Transactions with related parties concluded by the key management personnel of the Parent and other Group companies

During the 9 month periods ended 30 September 2006 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	18 535	92	7 449	547
Natural persons	341	-	-	-

* Transactions in the period of performing duties as key management personnel.

(all amounts in PLN thousand)

d) Parent Company's transactions with related parties in the period from 1 January 2006 to 30 September 2006 and the settlement balances as at 30 September 2006

PKN ORLEN Capital Group

	Consolidated subsidiaries [1]	Consolidated associates [2]	Non-consolidated subsidiaries [1]	Non-consolidated associates [2]	Consolidated jointly controlled entities [3]	Total related parties
Sales	8 289 420	7 390	8 470	9 785	1 519 000	9 834 065
Purchases	969 152	42 945	79 895	22 315	15 640	1 129 947
Interest received	2 111	2	2	10	1	2 126
Financial costs	27	2	-	-	-	29
Gross short term receivables	1 504 033	2 596	1 559	5 193	460 821	1 974 202
Short term liabilities	138 436	5 695	21 349	2 651	2 283	170 414
Gross long term receivables	50 464	-	-	-	-	50 464

1) Parent Company, executing its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members.
2) Parent Company exercises significant influence via its representatives in supervising bodies.
3) Parent Company exercises a joint control over the entities under the articles of association.

(all amounts in PLN thousand)

3. Compensation, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24.

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

	9 months ended 30 September 2006 (unaudited)	9 months Ended 30 September 2005 (unaudited)
The Management Board of the Parent Company *	11 758	19 300
The Supervisory Board of the Parent Company	536	635
Key Executive Personnel of the Parent Company **	13 779	14 825
Key Executive Personnel of subsidiaries ***	59 849	46 372
Total	**85 922**	**81 132**

* including compensation of former Board Members during the nine months period ended 30 September 2006 of PLN 1,036 thousand and during the nine months period ended 30 September 2005 of PLN 10 827 thousand

** During the nine months period ended 30 September 2006 27 persons performed duties as Key Executive Personnel and 39 persons performed duties as Key Executive Personnel during the nine month period ended 30 September 2005 (difference results from changes in the organizational structure of the Parent Company). The remuneration of key executive personnel of the Parent Company for the 9 month period ended 30 September 2006 accounted for PLN 19,323 thousand (in reference to comparable basis).

*** Management Board, Supervisory Board and Key Executive Personnel of Group Companies. Increase of compensation of Key Executive Personnel of subsidiaries in the period of nine months ended 30 September 2006 results from change in composition of the Group including acquisition of Unipetrol Group.

XIV. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO ONE ENTITY OR ITS SUBSIDIARY

Within the Group, in the period from 1 January to 30 September 2006 the Company and its subsidiaries did not grant loan security, or guarantees to another entity or its subsidiary, where the value of security or guarantee constituted at least 10% of the Company's equity.

In the period from 1 January to 30 September 2006 a collateral for BOP shares held by PKN Orlen of PLN 454 million (input into the collateral register held by appropriate registry court on 23 January 2004), provided by PKN ORLEN under the share pledge agreement of 19 December 2003, which secures Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million, was still in force.

XV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations

XVI. SUPPLEMENTARY INFORMATION

1. Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder.

(all amounts in PLN thousand)

The objective of the project is to secure the value of assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is also intended to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

In July 2005 PKN ORLEN's Management Board approved a restructuring project for the southern assets designed by Investekspert which aims at:
- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,
- buy-out of minority shareholders (provided that the transaction is economically efficient).

On 2 December 2005, pursuant to sale of shares agreement, PKN ORLEN purchased 3,360 shares in Orlen Oil Sp. z o.o., seated in Kraków, from Rafineria Czechowice S.A. In effect of the transaction PKN ORLEN has increased its stake in Orlen Oil from 47.21% to 51.69%.
Effective 1 January 2006, Rafineria Nafty Jedlicze S.A. has leased Oil and Lubricants production unit to Orlen Oil Sp. z o.o.

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. In June 2006 the Management Board of PKN ORLEN S.A. has accepted the major assumptions of restructuring process:
- modernization of existing DRW installation (crude oil distillation unit) in Rafineria Nafty Jedlicze S.A. for the purposes of processing of own output crude;
- construction of organic solvent installation in Rafineria Nafty Jedlicze S.A. in case a rebate on supplies of local (Sanok region) crude oil is negotiated;
- continued specialization in BIO segment in Rafineria Trzebinia S.A.;
- restructuring of distribution system in Orlen Oil Sp. z o.o.

The sale process is also being carried out in respect of subsidiaries of Rafineria Nafty Jedlicze S.A. and Rafineria Trzebinia S.A. which operations were determined as non-core activity of those entities.

2. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

TDC Mobile International filed a complaint against the decision of the District Court in Warsaw to the Court of Appeals in Warsaw. Similar complaints, accompanied by outside interventions, were filed also by the Polish shareholders of Polkomtel S.A.. On 10 July 2006 Vodafone Americas Inc. objected against joining by the Polish shareholders as outside interveners in the proceedings. In order to accelerate the proceedings Polish shareholders withdrew complaints and interventions on 23 August 2006. On 24 August 2006 the District Court decided to discontinue the proceedings started by cancelled complaints and interventions. As a result of complaint filed by TDC Mobile International A/S, the Court of Appeals in Warsaw changed the decision on 16 October 2006. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of Euro 43,000,000.

(all amounts in PLN thousand)

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. The defendant appointed Mr. Krzysztof Zakrzewski as an arbitrator whereas the plaintiff appointed Mr. Siegfried Elsing. Both arbitrators accepted the nominations. The function of chairman arbitrator was taken by Mr Miachael Kutschera. Arbitrators issued so far 6 procedure-oriented rulings concerning further proceedings. Part of them related to motion for establishment of a pledge by the Tribunal of Arbitration filed by Vodafone Americas Inc. The maintenance of a motion by Vodafone Americas Inc. is conditional on the results of pledge imposed by the District Court in Warsaw. The exchange of letters did not change the statement of Vodafone Americas Inc., which – despite the fact, that the Appeal Court in Warsaw issued a sentence – did not withdraw its motion submitted to the Tribunal of Arbitration. The arbitrators shall issue a verdict probably in November, after getting acquainted with the written justification of a verdict of the Court of Appeals.

On 10 May 2006 the Ordinary General Meeting of Polkomtel S.A. was held. The shareholders decided to pay dividend from the retained net profits for the years preceding 2005 and the net profit of 2005. Total amount of dividend amounted to PLN 2,352,375 thousand (representing PLN 114.75 per share) and was paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. The amount of the dividend attributable to PKN ORLEN S.A. amounted to PLN 461,269 thousand. The Ordinary General Meeting of Polkomtel S.A. has set the dividend date at 10 May 2006 whereas the dividend payment date was set at 17 July 2006. According to resolution of the Ordinary General Meeting, PKN ORLEN received a dividend of PLN 373,628,501.55 net.

Share of Polkomtel in the consolidated financial result of the Group in the nine-month period of 2006 amounted to PLN 164,075 thousand.

Share of Polkomtel in the consolidated financial result of the Group in the nine-month period of 2005 amounted to PLN 169,898 thousand.

3. Share purchase agreements of AB Mazeikiu Nafta

On 26 May 2006, PKN ORLEN, as the buyer, and Yukos International UK B.V., a private limited liability company seated in the Netherlands ("Yukos International"), as the seller, concluded a share sale and purchase agreement (the "Yukos Agreement") related to the purchase by PKN ORLEN of a 53.7022% stake in AB Mazeikiu Nafta, a public company with its seat in Lithuania ("Mazeikiu"). On 18 May 2006, PKN ORLEN unilaterally signed the Yukos Agreement and delivered it to the other party. Yukos International counter-signed the Yukos Agreement on 26 May 2006 after the New York Bankruptcy Court had revoked the temporary restraining order previously imposed on Yukos International with respect to selling any Mazeikiu shares.

In addition, on 19 May 2006 PKN ORLEN S.A. unilaterally signed and delivered the following documents to the Government of the Republic of Lithuania (the "GOL"): (a) a share sale and purchase agreement (the "GOL Agreement") related to purchase of an additional 30.6615% shares in Mazeikiu by PKN ORLEN from the GOL; and (b) a put option agreement related to the 10.0006% shares in Mazeikiu (the "Put Option Agreement") that would remain property of GOL subsequent to the sale of the 30.6615% stake to PKN ORLEN S.A. The GOL Agreement and the Put Option Agreement has been counter-signed by the GOL on 9 June 2006, upon approval of the Lithuanian Parliament.

3.1 Main provisions of share purchase agreements of AB Mazeikiu Nafta

Share purchase agreement with Yukos International UK B.V.

Pursuant to the Yukos Agreement, PKN ORLEN S.A. will purchase 379,918,411 ordinary shares in Mazeikiu, with a nominal value of 1 litas each, representing approximately 53.7022% of Mazeikiu's share capital, for the aggregate price of USD 1,492,000,000. The execution of the Yukos Agreement is subject to certain suspending clauses, i.e. (a) the receipt of all relevant consents, including in particular the European Commission's concentration clearance, and (b) the GOL's withdrawal from exercise of its right of first refusal with respect to the shares being purchased by PKN ORLEN from Yukos International. The agreement provided, that should any of the conditions precedent would not be fulfilled by 30 September 2006, each of the parties would be entitled to terminate the Yukos Agreement. However, each of the parties was entitled to claim for extension of the termination date to 31 March 2007 if the only condition not met by 30 September 2006 was the consent of the European Commission.

(all amounts in PLN thousand)

Upon the acquisition of shares in Mazeikiu from Yukos International, PKN ORLEN S.A. will become a party to certain agreements related to the two previous privatizations of Mazeikiu conducted in 1999 and 2002, in particular, the 1999 and 2002 privatization agreements and the shareholders' agreement between the GOL and Yukos International. All agreements related to the previous privatizations of Mazeikiu, including both privatization agreements and the existing shareholders' agreement to be assigned to PKN ORLEN S.A. will be terminated immediately upon the closing of the transaction with Yukos International, and the parties thereto will be fully discharged from any and all liabilities under these agreements.

In the period between signing of the Yukos Agreement and the transaction closing date, Yukos International shall ensure that Mazeikiu and its subsidiaries conduct operations within the ordinary course of business and do not take any action which would materially adversely affect the parties' ability to accomplish the transaction.

Share purchase agreement with the Government of the Republic of Lithuania

Pursuant to the Agreement with the Government of the Republic of Lithuania, PKN ORLEN S.A. will purchase an additional 216,915,941 ordinary Mazeikiu shares with the nominal value of 1 litas each, representing approximately 30.6615% of Mazeikiu's share capital, for the aggregate price of USD 851,828,900.31. The execution of the GOL Agreement is subject to certain suspending clauses, i.e. (a) the acquisition by PKN ORLEN S.A. of 53.7022% of Mazeikiu's shares from Yukos International; and (b) the receipt of the European Commission's concentration clearance. The agreement provided, that should any of the conditions precedent would not be fulfilled by 30 September 2006, neither of the parties would be obliged to execute the GOL Agreement. However, both parties would remain bound by the GOL Agreement until 31 March 2007 if the only condition not met by 30 September 2006 would be the consent of the European Commission. On 29 September PKN ORLEN issued a letter to the Government of the Republic of Lithuania and informed about automatic prolongation of the agreement until 31 March 2007.

Furthermore, the existing shareholders' agreement will be replaced by the new shareholders' agreement between PKN ORLEN S.A. and the GOL as of the closing date of the transaction with Yukos International. Pursuant to the new shareholders' agreement, PKN ORLEN S.A. will maintain full operational control over Mazeikiu. The GOL will be entitled to appoint one of the nine members of Mazeikiu's Supervisory Board and one of the seven members of Mazeikiu's Management Board. In addition, the GOL will be entitled to request annulment of the resolutions of Mazeikiu's corporate authorities if such resolutions present a threat to the national security or the energy security policy of the Republic of Lithuania. The GOL would be entitled to request that PKN ORLEN S.A. sold all its shares in Mazeikiu in any of the following circumstances: (a) Mazeikiu incurs a loss in each of any five consecutive financial years; (b) Mazeikiu's assets with a value exceeding USD 200,000,000 are seized in connection with an enforcement proceedings following a final and non-appealable court decision; (c) over 50% of voting rights in PKN ORLEN S.A. are acquired by an entity that, in the GOL's reasonable opinion, presents a threat to the national security of the Republic of Lithuania. Every disposal of shares in Mazeikiu by PKN ORLEN S.A. and/or the GOL will be subject to the other party's right of first refusal. The new shareholders' agreement will expire upon the disposal by the GOL of any of its 70,750,000 shares in Mazeikiu.

Pursuant to the Put Option Agreement, the GOL will be entitled to sell to PKN ORLEN S.A. 70,750,000 ordinary Mazeikiu shares, with the nominal value of 1 litas each, representing approximately 10.0006% of Mazeikiu's share capital. The put option will remain in force in the period of five years upon the sale of the 30.6615% stake related to the GOL Agreement. The aggregate price for all shares under Put Option Agreement amounts to USD 277,835,250. However, should the GOL exercise the put option within the period of three years from the sale of the 30.6615% stake to S.A. ORLEN, the aggregate price for all shares under put option would amount to USD 284,450,375.

All transaction documents are governed by the English law.

3.2 Mandatory tender offering for the remaining shares

Upon the acquisition of Mazeikiu shares from Yukos International, PKN ORLEN S.A. will be obliged under the Lithuanian law to announce a mandatory tender offering for the remaining shares of Mazeikiu. ORLEN S.A. shall announce the tender within 30 days from the date of acquisition of the Mazeikiu shares from Yukos International. The price per share offered in the mandatory tender offering must not be lower than the highest price paid by ORLEN S.A. for the Mazeikiu shares during the 12-month period preceding the announcement of the tender offer.

3.3 The receipt of the European Commission's and other anti-trust bodies consents for the transaction

On 29 September 2006 PKN ORLEN filed official motion to the European Commission in order to obtain consent for concentration of PKN ORLEN Capital Group's and Mazeiku Nafta's assets as a result of share purchase agreement. The decision of the European Commission was expected in first half of November. As a result, on 30 September the agreement on prolongation of term of withdrawal from the agreement with Yukos until 31 December 2006, was

(all amounts in PLN thousand)

signed. On 7 November 2006 PKN ORLEN S.A. obtained the European Commission's clearance for the acquisition of a controlling stake in AB Mazeikiu Nafta ("Mazeikiu"). For more information see regulatory announcement no 68/2006 dated 7 November 2006 in note VIII 19 of this report.

Based on the analyses of AB Mazeikiu Nafta export activities it was determined that precedent to execution of the Yukos Agreement, aside from European Commission's clearance, obtaining of relevant consent from the Ukrainian Anti-Trust Committee as well as consent of anti-trust bodies of United States of America is required. The same provisions of the Yukos Agreement apply to the above consents as to the European Commission's consent. The motion to the Ukrainian Anti-Trust Committee was filed on 16 August 2006. On 21 August 2006 the Ukrainian Anti-Trust Committee agreed on share purchase transaction for Mazeikiu Nafta. In case of USA, motions were filed by PKN ORLEN and Yukos on 15 September 2006. Before statutory deadline, on 25 September 2006, the U.S. Federal Trade Commission has concluded its review of the planned acquisition by PKN ORLEN of a control over Mazeikiu. Early termination of the required waiting period for the possible objections of the U.S. anti-trust authorities means the receipt of the clearance under the Hart Scott-Rodino Antitrust Umprovements Act of 1976 for the purchase by PKN ORLEN S.A. of the controlling stake in Mazeikiu.

3.4 Significant events after signing the share purchase agreements of AB Mazeikiu Nafta

On 12 July 2006, the Government of the Republic of Lithuania irrevocably elected not to exercise its right of first refusal with respect to the 53.7022% shares in AB Mazeikiu Nafta, governed by the Yukos Agreement. The GOL also expressed its irrevocable consent for the transaction between Yukos and PKN ORLEN S.A.

At the end of July 2006 the crude oil deliveries to Mazeiku were stopped by Russian operator of crude oil pipeline system "Przyjazn". The interruption in deliveries was caused by the technical breakdown in section Unecha-Polotsk. Till now the crude oil deliveries to Mazeiku were not resumed through oil pipeline system "Przyjazn". At the same time the crude oil is continuously delivered by sea transport.

There was a fire accident in an oil refinery belonging to AB Mazeikiu Nafta on 12 October. The vacuum distillation unit was defected. Preliminary assessment of fire damages approximates between 22.5 and 47 million US dollars. Additionally, estimated decrease of net profit of Mazeikiu Nafta for 2006 would amount approximately USD 38 million (accordingly to press information published by AB Mazeikiu Nafta on 16 October 2006).

3.5 Planned financing of share purchase agreement of AB Mazeikiu Nafta

In order to finance share purchase agreement of AB Mazeikiu Nafta described above, PKN ORLEN SA plans, among other, to draw a credit facility denominated in EUR. Because the payment for shares of AB Mazeikiu Nafta will be made in USD, but financed by a credit denominated in EUR, PKN ORLEN SA concluded a series of currency FX forward transactions in August and September. As a result of the transactions, PKN ORLEN SA will sell certain amount of EUR, obtained in the credit facility, for a certain amount of USD, which will be used to pay for shares. The objective of FX forward transactions is fixing of EUR/USD exchange rate, which will enable making a payment for AB Mazeikiu Nafta shares for fixed, determined amount in EUR.

4. Competences allocation connected with changes in the Management Board of PKN ORLEN S.A.

Consequently to appointment of Mr Piotr Kownacki to the position of Vice-President of the Management Board of PKN ORLEN S.A. on 23 October 2006, the Management Board of PKN ORLEN S.A. made new allocation of competences between Board Members on 24 October 2006.

According to Board's decision, Mr Piotr Kownacki has a function of Vice-President of the Management Board for Audit and Regulations and is responsible for audit, alternative sources of energy, cooperation with the European Union and management of regulatory risk.

As at the date of these financial statements Management Board consists of 8 members. According to §9 paragraph 1 of Articles of Association Management Board may consist of five to nine Members

XVII. OTHER

These condensed consolidated financial statements were authorized by the Management Board of the *Parent* Company in its seat on 7 November 2006.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

....
Vice-President
Cezary Filipowicz

....
Vice-President
Wojciech Heydel

....
Vice-President
Piotr Kownacki

....
Vice-President
Jan Maciejewicz

....
Vice-President
Cezary Smorszczewski

....
Member of the Board
Krzysztof Szwedowski

....
Member of the Board
Paweł Szymański

Płock, 7 November 2006

PKN ORLEN SA
SEC File
82-5036

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
kpmg@kpmg.pl
www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 SEPTEMBER 2006

To the Shareholders of PKN ORLEN S.A.

We have reviewed the accompanying interim condensed consolidated financial statements of the PKN ORLEN S.A. Group, with its registered office in Płock, 7 Chemików Street that consist of the consolidated balance sheet as at 30 September 2006, with total assets and total liabilities and equity of PLN 36,558,672 thousand, the consolidated profit and loss account for the period from 1 January 2006 to 30 September 2006 with a net profit of PLN 2,385,467 thousand, the statement of changes in consolidated equity for the period from 1 January 2006 to 30 September 2006 with an increase in equity of PLN 2,717,346 thousand, the consolidated cash flow statement for the period from 1 January 2006 to 30 September 2006 with an increase in cash amounting to PLN 517,722 thousand, and explanatory notes.

Management of the Parent entity is responsible for the preparation and fair presentation of these interim condensed consolidated financial statements in accordance with the International Financial Reporting Standard for interim financial reporting as adopted by the European Union and with respect to matters not regulated by the above Standard, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective bylaws and in accordance with the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market. Our responsibility is to issue a report on these interim condensed consolidated financial statements, based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PKN ORLEN SA
SEC File
82-5036

KPMG

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements do not present fairly in all material respects, the financial position of PKN ORLEN S.A. Group as at 30 September 2006, and its financial performance and its cash flows for the period from 1 January 2006 to 30 September 2006 in accordance with the International Financial Reporting Standard for interim condensed financial reporting as adopted by the European Union.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 7 November 2006

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGM resolution drafts
Released	17:52 08-Nov-06
Number	7900L

PKN ORLEN SA
SEC File
82-5036

Draft resolutions to be presented to the EGM of PKN ORLEN S.A. as of 30 November 2006
Regulatory announcement no 69/2006 dated 8 November 2006

Polski Koncern Naftowy ORLEN S.A., Central Europe's largest downstream oil company, hereby announces the draft resolutions to be presented to the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. as of 30 November 2006.

RESOLUTION No ...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby elects .... to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

The resolution was passed with .... votes "for"; .... votes "against"; .... votes "abstain".

The resolution was passed in a secret ballot.

RESOLUTION No...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding approval of the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the following Agenda of the Meeting:
1. Opening
2. Election of the Chairman of the Meeting
3. Affirmation of the legality of the Meeting and ability to pass resolutions

4. Approval of the Agenda
5. Information regarding the restructuring processes that are being conducted in the Company
6. Information on the process regarding the purchase of AB Mazeikiu Nafta's shares
7. Election of the Vote Counting Commission
8. Voting on a resolution concerning changes to the composition of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.
9. Closure of the Meeting

§ 2

The resolution takes immediate effect.

The resolution was passed with …….. votes "for"; ………. votes "against"; …….. votes "abstain".

RESOLUTION No...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the election of the Vote Counting Commission

§ 1

Acting under § 8 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A., the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby appoints the following members of the Vote Counting Commission:

- …………………
- …………………
- …………………

§ 2

The resolution takes immediate effect.

The resolution was passed with …….. votes "for"; ………. votes "against"; …….. votes "abstain".

The resolution was passed in a secret ballot.

RESOLUTION No...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the establishment of the number of members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Acting under § 14, item 1 of the Regulations of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. establishes …………. member composition of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

The resolution was passed with .... votes "for"; .... votes "against"; .... votes "abstain".

RESOLUTION No...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the removal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Acting under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to remove .... from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

The resolution takes immediate effect.

The resolution was passed with .... votes "for"; .... votes "against"; .... votes "abstain".

The resolution was passed in a secret ballot.

RESOLUTION No...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 November 2006

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Acting under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decided to appoint Mr. / Ms. .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

The resolution takes immediate effect.

The resolution was passed with .... votes "for"; .... votes "against"; .... votes "abstain".

The resolution was passed in a secret ballot.

END

Close

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EC approval for MNacquisition
Released	07:00 08-Nov-06
Number	7153L

Regulatory announcement no 68/2006 dated November 7th, 2006
PKN ORLEN S.A. obtained the European Commission's clearance for the acquisition of a controlling stake in AB Mazeikiu Nafta

The Management Board of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") hereby confirms that on 7 November 2006, PKN ORLEN obtained the European Commission's clearance for the acquisition of a controlling stake in AB Mazeikiu Nafta ("Mazeikiu"). The receipt of the consent of the European Commission constitutes the satisfaction of one of the closing conditions related to the acquisition by PKN ORLEN of the shares in Mazeikiu pursuant to the Share Purchase and Sale Agreement dated 26 May 2006 (the "Sale Agreement") between PKN ORLEN and Yukos International UK B.V. ("Yukos International").

PKN ORLEN and Yukos International have agreed that the purchase by PKN ORLEN of Yukos International's 53.7% stake in Mazeikiu will be completed no later than 28 February 2007, subject to the satisfaction or waiver of all conditions to closing set forth in the Sale Agreement. PKN ORLEN intends to close the transaction as soon as possible and Yukos International has agreed to cooperate with PKN ORLEN to close as of an earlier date, if requested.

See also: regulatory announcement no 58/2006 dated 26 September 2006, regulatory announcement no 49/2006 dated 4 August 2006, regulatory announcement no 47/2006 dated 13 July 2006, regulatory announcement no 37/2006 dated 9 June 2006, regulatory announcement no 33/2006 dated 26 May 2006.

END

Close

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGM Agenda correction
Released	16:10 31-Oct-06
Number	3188L

Correction to the Agenda for the Extraordinary General Meeting of PKN ORLEN on 30 November 2006

Regulatory announcement 67/2006

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company"), Central Europe's large downstream oil company, has issued a correction to the Regulatory Announcement no 67/2006, dated 2 October 2006, concerning the convention of the Extraordinary General Meeting ("Meeting") of PKN ORLEN c 30 November 2006. PKN ORLEN informs that the agenda of the Meeting has been extended by the insertion point no 6 "Information on the process regarding the purchase of AB Mazeikiu Nafta's shares" after point no 5. Due to this change, the numbering of all the following points has also been changed.

After the above-mentioned change, the Agenda of the Extraordinary General Meeting of Shareholders is as follows:

1. Opening
2. Election of the Chairman of the Meeting
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda
5. Information regarding the restructuring processes that are being conducted in the Company
6. Information on the process regarding the purchase of AB Mazeikiu Nafta's shares
7. Election of the Vote Counting Commission
8. Voting on a resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN
9. Closure of the Meeting

Other information published in the regulatory announcement no 67/2006 dated October 27th, 2006 remains unchanged, which means that in connection with Article 406 § 3 of the Code of Commercial Companies participation in the Meeting is permitted on condition of submitting a certificate at the latest one week before the Meeting. This means lodging the certificate by November 22nd, 2006 (until 24:00) inclusive, at the Company's headquarters in Plock, Poland, 7 Chemikow St. (between 8:00 and 16:00 in the Legal Office - room 110). The certificate must state the number of shares owned, the number of votes and confirm that the shares will have been deposited in the account by the end of the Meeting.

Copies of the motions referring to the issues included in the Meeting agenda will be made available no earlier than a week before the Meeting at the Company's headquarters, Chemikow 7, Plock, at the reception desk from 9:00 till 16:00.

The list of shareholders entitled to participate in the Meeting will be made available at the Company's Headquarters for three days before the Meeting.

The registration of shareholders and the distribution of voting cards will begin at 12.00 on the day of the Meeting.

See also: Regulatory announcement no 67/2006 dated October 27th, 2006

END

Close